

tell me more

2003 Annual Report

At Air Products, conversations are the heart
of our relationships.

So when you hear us say,

tell me more,

it's our call to conversation . . . a conversation
designed to share
knowledge and understanding
for mutual benefit.
Whether you're an investor looking for value,
a customer looking for a solution,
or an employee looking for a great place to work,
we want to find out more
and share more.

That's because as a company,
we believe we have so much more to offer.
We have more potential through our leadership positions
in four strategic growth platforms.
We've done more to manage our portfolio
and build a higher-return business mix.
We have more global reach than ever before,
with the breadth and depth to serve
growing markets around the world.
And we've done more to understand our customers' needs,
for both today and the future.

So join us in a conversation.
It's a conversation that holds the promise
of more to come.

on the cover

Air Products people like Wendy Zhou, on-site account manager in Shanghai, China, bring understanding, integrity and passion to their relationships with customers and the communities in which they live and work.

Contents

Financial Summary

Markets/Products/ Trends Overview

Chairman's Letter to Shareholders

More Potential Through Our Growth Platforms

More Portfolio Management

More Global Reach

More to Understand Customers

More to Come

Leadership

Financial Trends

Financial Review

Shareholder Information

financial summary


5.2 5.6 5.9 5.4 6.3
Sales
(billions of dollars)
99 00 01 02 03


2.09 0.57 2.12 2.36 1.78
Earnings
per Share
(dollars–diluted
basis)
99 00 01 02 03


16.1 4.3 15.8 15.9 10.9
Return
on Equity
(percentage)
99 00 01 02 03

For the Year (millions of dollars)	**2003**	2002	**Change**
Sales	**$6,297**	$5,401	17%
Operating income	**605**	775	(22%)
Net income	**397**	525	(24%)
Capital expenditures	**1,171**	806	45%
Operating return on net assets*	**7.2%**	10.2%	
Return on average shareholders' equity	**10.9%**	15.9%	
Per Share Dollars			
Basic earnings	**$1.81**	$2.42	(25%)
Diluted earnings	**1.78**	2.36	(25%)
Dividends	**.88**	.82	7%
Book value	**17.08**	15.83	8%
At Year End			
Shareholders' equity (millions of dollars)	**$3,783**	$3,460	
Shares outstanding (in millions)	**221**	219	
Shareholders	**11,100**	11,100	
Employees	**18,500**	17,200	

*Operating income divided by five-quarter average of total assets less investments in equity affiliates.

2003 Consolidated Sales by Business Segment


Equipment
4%
Gases
71%
Chemicals
25%

2003 Consolidated Sales by Destination


Europe
29%
United
States
50%
Canada
and Latin
America
5%
Asia/Other
16%

Note: Financial trends on page 21 are presented on a non-GAAP basis, which excludes special items.

markets/products/ trends overview

there's more to Air Products

Air Products is a leading global supplier of gases, chemicals and equipment to many of today's highest-growth markets, including electronics, performance materials, refinery hydrogen and energy, and healthcare. Founded in 1940, we are also a long-standing innovator supplying basic manufacturing sectors such as metals, glass and food processing. With operations in over 30 countries, corporate headquarters are located in eastern Pennsylvania's Lehigh Valley, near Allentown; European headquarters are in Hersham, near London; and Asian headquarters are in Singapore, with offices in Tokyo and Hong Kong. As a Fortune 500 company, our employees differentiate Air Products by building lasting relationships with customers and communities based on understanding, integrity and passion.

BASE BUSINESSES

GASES

MARKETS/FOCUS AREAS:
metals manufacturing, food and beverage, glass and ceramics, metals processing and fabrication, pulp and paper, cement, chemicals, agriculture, aquaculture, leisure, aerospace, cleaning, construction, packaging, coatings, pharmaceuticals, power generation/utilities, research and analytical, rubber and plastics, transportation/ automotive, wastewater treatment

MAIN PRODUCTS/SERVICES:
merchant gases, such as liquid and packaged (cylinder) oxygen, nitrogen, argon, hydrogen, helium and carbon dioxide; specialty gases; gas mixtures; pipeline gases; cryogenic and non-cryogenic on-site gas supply systems; cutting and welding supplies; gas application and related services and solutions; proprietary enabling equipment such as cryogenic food freezers, oxy-fuel combustion systems and advanced process control systems

GROWTH DRIVERS/MARKET TRENDS:

- Growth drivers: industrial production growth, demand for productivity and efficiency solutions, demand for smaller environmental footprint, improved product quality and yield
- General industrial growth rates are higher in developing regions, and Air Products has significant presence in key Asian and other fast-growing geographies



INDUSTRIAL CHEMICALS

MARKETS/FOCUS AREAS:
home and home furnishings; automotive applications; agricultural chemicals, such as herbicides and fertilizers; solvents; coatings; water treatment chemicals; other industrial applications

MAIN PRODUCTS/SERVICES:
polyurethane intermediates, including dinitrotoluene and toluene diamine; higher amines; methylamines and derivatives; chemical applications and other services

GROWTH DRIVERS/MARKET TRENDS:

- Growth drivers: industrial production growth, demand for more efficient solutions, global agricultural productivity, improved product quality
- Market values product know-how and experience, and Air Products has leading positions in its chemical intermediate products and services
- General industrial growth rates are higher in developing regions, and Air Products has significant presence in key Asian and other fast-growing geographies



GROWTH PLATFORMS

ELECTRONICS

MARKETS/FOCUS AREAS:
semiconductors (silicon and compound), fiber optics/optoelectronics, flat-panel displays, wafer manufacturing, device packaging/testing, printed circuit board fabrication/testing, other microelectronics applications

MAIN PRODUCTS/SERVICES:
specialty gases such as fluorine compounds and hydrides; specialty chemicals, such as chemical vapor deposition precursors and photoresist ancillaries; process chemicals, such as acids and solvents; specialty materials, such as chemical mechanical planarization (CMP) slurries; pipeline, on-site and liquid nitrogen and oxygen; argon; helium; hydrogen; gas and chemical delivery equipment; MEGASYS® Total Gas and Chemical Management Services

GROWTH DRIVERS/MARKET TRENDS:

- Growth drivers: technology advancements driving increased demand for specialty gases, chemicals and materials
- Market for materials that Air Products supplies is over $4 billion and is growing around 10%
- Air Products offers a wide range of materials, with leading positions in bulk gases, specialty gases and photoresist strippers
- Industry downturn weighed on fiscal 2003 results, but Air Products expects to grow at a multiple of silicon processed (double-digit average revenue growth) over the long term



PERFORMANCE MATERIALS

MARKETS/FOCUS AREAS:
automotive; residential, commercial and industrial construction; textiles and nonwoven fiber applications; architectural and industrial coatings; structural and nonstructural adhesives; graphic arts; industrial and institutional cleaning and electronics applications

MAIN PRODUCTS/SERVICES:
Performance Polymers, with an emphasis on Airflex® ethylene copolymer emulsions; Performance Solutions, focused on specialty and environmentally friendly surfactants; Performance Products, composed of polyurethane chemicals, epoxy curing agents and specialty amines

GROWTH DRIVERS/MARKET TRENDS:

- Growth drivers: demand for quality and performance and reduced environmental impact products that meet customers' needs for value and productivity enhancements
- Air Products serves multibillion-dollar markets with a broad range of applications; Performance Materials target high-growth subsegments
- Performance Materials today represents about two-thirds of Air Products' Chemicals segment, with a focus on applications that leverage companywide surface and materials science capabilities
- Air Products plans to increase top-line growth to average double-digit range by positioning existing businesses for value while focusing resources on growth opportunities



REFINERY HYDROGEN AND ENERGY SOLUTIONS

MARKETS/FOCUS AREAS:
petroleum refining, stranded natural gas conversion, liquefied natural gas (LNG), chemical/petrochemical processing, oil/gas production and recovery, clean power generation, fuel cell infrastructure

MAIN PRODUCTS/SERVICES:
hydrogen, nitrogen, oxygen, carbon monoxide and syngas, primarily delivered from on-site and pipeline facilities; other merchant gases; services and solutions, including plant operations, air/water quality improvement and power management; process technology and equipment for LNG production; process plant equipment

GROWTH DRIVERS/MARKET TRENDS:

- Growth drivers: clean fuels legislation, changes in crude oil quality, monetization of large remote natural gas reserves, development of alternative energy solutions
- Market is growing at approximately 10%/year (average hydrogen volume growth from 2001 to 2008)
- Market values reliability and onstream performance, and Air Products is the leading global supplier of hydrogen with strong pipeline franchises worldwide
- Gas-to-liquids production is expected to generate 100,000 metric tons per day of oxygen demand over the next decade
- Global interest in LNG is increasing, and Air Products is the market leader for heat exchangers and related process technology



HEALTHCARE

MARKETS/FOCUS AREAS:
services provided in the home, products and services for healthcare institutions (hospitals/clinics)

MAIN PRODUCTS/SERVICES:
oxygen-based respiratory therapies; other respiratory therapies; home medical equipment; infusion services; medical gases, including oxygen and nitrous oxide; liquid helium, nitrogen and °KeepCOLD® Services for magnetic resonance imaging

GROWTH DRIVERS/MARKET TRENDS:

- Growth drivers: aging demographic, improved quality of life, demand for new therapies, technology, cost factors driving demand for more in-home treatments
- Organic growth: ~5% for the institutional market, 7–8% for the homecare market
- Air Products serves global institutional markets and is the leader in MRI services, covering more than 7,000 magnets worldwide with better than 99% uptime
- U.S. homecare markets served are $15 billion alone
- Air Products' homecare position: #1 in the northeast/mid-Atlantic region of the U.S., Spain, Portugal and Mexico; #2 overall in Europe
- Air Products expects average double-digit growth



John Jones (left), Chairman, President and Chief Executive Officer of Air Products, visited employees at Carburos Metálicos, Air Products' Spanish subsidiary, in October. Here, John talks with Erwin Zwicky, vice president, Southern Europe, and Mireia Sans Blasco, who works in human resources through the company's Career Development Program.



to our shareholders

Over the past few years, we have all learned that the unusual has become the usual, the unexpected has become the expected and change is constant. I tell employees it may not be fair or logical, but it is reality and we must deal with it. Our reality in 2003 was that despite a well-defined strategy and the hard work and focused efforts of our people, we did not meet the financial goals we set for ourselves and our shareholders. We are aggressively managing those things within our control, and the many actions we took in 2003 laid the groundwork for 2004. We are determined more than ever to prove that the strategies and the tough portfolio management decisions we've made over the last several years are working to deliver results to the bottom line.

Our team understands that the greatest opportunity to improve near-term performance is to capitalize on our operating leverage. But we're not solely dependent on improving volumes. We also know we must continue our disciplined approach to capital spending while increasing productivity and actively managing our portfolio. In this report, we will tell you more about our growth areas, products, markets and geographies that support our strategy. We think we offer more—a difference. In 2004, we are determined to deliver that difference to our shareholders.

tell me more

Our Results

The challenges in fiscal 2003 were significant. The manufacturing environment was sluggish, resulting in weak volumes and delayed capital investment by our customers. Through the first half, we saw the continuation of the most pronounced downturn in the history of the electronics industry. And we experienced high and volatile energy and raw material costs throughout the year.

We posted earnings per share of $1.78, which included a $.43 charge for our global cost reduction plan. While earnings were down from last year, there is solid evidence that our strategies are the right ones to deliver superior performance going forward. For example, overall revenue growth for the company was a robust 17 percent, with Gases up 21 percent and Chemicals up 10 percent. Our base business growth and acquisitions accounted for two-thirds of the Gases improvement and half of the Chemicals improvement.

Gases operating income declined $29 million, including a $71 million increase in the net expense for global cost reduction plans. It benefited from improved volumes across most businesses, acquisitions and favorable currency effects—good performance in a tough environment. Chemicals operating income declined $105 million, including a $55 million increase in the net expense for global cost reduction plans. These disappointing results were impacted by over $50 million in higher raw material and energy costs. Additionally, we had a weak year in our Equipment segment, primarily due to lower LNG heat exchanger activity. Bottom line, the improved performance of our Gases segment was more than offset by the weaker results in our Chemicals and Equipment segments.

Our highest priority is to improve earnings and returns by focusing on our strengths and by removing impediments to our progress. In Chemicals, we are continuing our portfolio management actions to sharpen our business mix, and we are taking definitive steps to reduce the volatility caused by raw materials. For example, we will have a new methanol sourcing arrangement from Trinidad starting in the spring of 2004; we have closed our Pensacola, Florida methanol and ammonia production facilities; and we announced plans to sell our European methylamines and derivatives business. And in Equipment, our LNG customers appear ready to place some new orders that will be key to improved earnings in that business.



John Jones and José Luis Mozo Gayo, general manager, Merchant Gases, talk about the Air Products brand alignment program being implemented at Carburos.

Fundamentally, we believe we offer more to our shareholders. Despite lower earnings this year, we remain one of the more stable companies in the chemical sector. Our market and product diversity and our attractive business models create consistently strong cash flows. And we have significant earnings leverage ahead in an improving economy with the assets we have in the ground today, particularly in electronics, chemicals and merchant gases. We believe our strategies, our disciplined approach to capital spending, and our leadership positions in growth markets set us apart.

At the start of the fiscal year, we articulated our four strategic areas of focus: growth, portfolio management, work process and change. These four areas are critical to achieving our vision of becoming the best company to invest in, buy from and work for. And we've made great progress in each area, taking advantage of a number of opportunities to shape our future.

More Growth Potential

We remained committed to our four global growth platforms—Electronics, Performance Materials, Refinery Hydrogen and Energy Solutions, and Healthcare—and our positions are unique. This year, we invested 75 percent of our capital and R&D on these areas. The growth in these markets is real and durable. I invite you to read more about the exciting things we're doing in each of these businesses in the next section of this report. Today they represent more than 50 percent of our portfolio, up from about one-third just two years ago. Over time, our growth platform focus is steadily shifting us to a higher-growth, higher-return company—and a less capital-intensive one as well.

It's also critical that we focus on the right geographies with the best opportunities. Asia represents more than 15 percent of our total company sales, and we know it will become an increasingly bigger part of Air Products in the years to come. We have strong positions in electronics, base gases, chemicals and services that will drive our continued success. We are leaders today in Korea and Taiwan and are expanding our presence in China for the longer term.

Significant Portfolio Management Changes

Portfolio management is an ongoing process. We have to constantly evaluate our businesses and their performance in the market and then make targeted and sometimes difficult decisions. In fiscal 2003, we were very active, making both strategic acquisitions—like our purchase of Ashland Specialty Chemical Company's Electronic Chemicals business in August 2003 and our acquisition of American Homecare Supply in October 2002—and strategic divestitures, like the sale of our Canadian packaged gas business. On page 13, you can see a list of the major actions we've taken this fiscal year. Portfolio management is a disciplined process, and we will continue to provide strong direction and objectives to help our businesses achieve their targets.

More Work Process Improvements Ahead

A great deal of work was completed this year to converge many of our diverse business processes into global processes. To improve our efficiency and effectiveness in supplying customers—while achieving the financial benefits we have targeted in our SAP program—we are integrating supply chain activities across customer service, purchasing and manufacturing to better serve our businesses. Today about 30 percent of our revenues are on the SAP system, and in the spring that number will increase to about 70 percent. More effective ordering, faster cycle times and improved e-business capabilities will help us bring value to customers while reducing our overall cost to serve.

Embracing Change

We completed several planned succession moves this year, transitioning to new operating leadership. I want to personally acknowledge and thank Bob Gadomski and Andy Cummins for their combined 60 years of outstanding leadership and countless contributions to this company. We all wish them well in their retirements. And we expect a seamless transition with their successors, Mark Bye and John McGlade, two excellent leaders with broad experience across many businesses and geographies.

And we couldn't have accomplished what we did in this challenging year without Air Products' people, their willingness to accept change and their commitment to our strategies. They have worked extremely hard to transform this company to a future with higher growth and returns, all with a continuing commitment to safety, operational excellence and innovation. Our people have a passion for serving customers, actively participating in their communities and caring for the environment. Their efforts helped us become selected as a component of the Dow Jones Sustainability World Indexes—2004, as well as make great strides in our other corporate responsibility initiatives.



John Jones with environmental, health, safety and quality assistants María José Pascual Quintas (left) and Felicia Soler Pérez (background), and José María de Pablo Jardón, environmental, health, safety and quality manager, Southern Europe and Medical.

A Focused Future

Our priorities for fiscal 2004 are to drive earnings growth and improve return on capital. To do this, we will increase asset utilization, manage our portfolio, strengthen our global growth platforms, deliver on our process improvement commitments and invest in our people—the heart of the Air Products difference. We tell you more about these priorities on the following pages. And you can expect more from Air Products—we will deliver on our commitments to create lasting shareholder value.



John P. Jones III
Chairman, President and Chief Executive Officer

more potential through our growth platforms

tell me **more**

Air Products is a leading materials and service solutions provider to the global electronics industry, supplying a wide variety of gases and chemicals for chips that make their way into cell phones, computers and other electronic devices people rely on each day. As the world continues to digitize, we're doing more to support the technology revolutions of the future.



we have more potential through our growth platforms . . .

When you serve such a wide variety of end markets with gases, chemicals, equipment and service solutions, you build a stable stream of cash flows. And today that stability has become an important part of the Air Products value proposition.

But if you really want to deliver more to your shareholders, you have to balance stability with growth.

That's why we're focused on four global growth platforms, representing more than 50% of our sales and 75% of our R&D spending and capital investment in fiscal 2003. These four businesses are ones where we've built leadership franchise positions with differentiated strengths. They have average double-digit, top-line growth prospects, with market drivers that are real and now.

Electronics

We deliver solutions—materials solutions—to the global electronics industry. Many of our gases and chemicals literally are the building blocks for semiconductor chips. These chips then go into electronic devices that directly influence the quality of our personal and business lives, every day. As the world continues to digitize, the more than $4 billion market for the kinds of materials we supply will continue to grow, supporting everything from PCs, flat-panel displays, cell phones and PDAs, to the wireless, digital and nanotechnology revolutions of the future.

The semiconductor industry has gone through a major downturn, far worse than anyone expected. But as a leading supplier of bulk and specialty gases, we've continued to build our global supply capabilities with a focus on specialty materials. Today, specialty materials represent about 55% of our electronics sales, and they are growing at a faster pace than the industry, as each generation of chips becomes more complex. This complexity requires more advanced materials and services to make new technology leaps, and we continued to innovate this year.

We introduced several new specialty materials products, including an OptiPattern™ Surface Conditioning photolithography solution that's helping semiconductor manufacturers overcome pattern collapse—a difficult and costly problem in the integrated circuit manufacturing process. Also, our Germane, used to make silicon germanium, is helping chips operate faster, use less power and create less electronic noise than traditional silicon-only chips. Our White Ammonia™ product is helping LED manufacturers take a significant step closer to achieving "white" light—widely considered to be the future replacement for incandescent lighting. And low-k materials—including proprietary products like diethoxymethylsilane (DEMS) and precursors like trimethylsilane (Dow Corning® Z3MS™*)—are delivering powerful solutions for increased device speed and performance. At the end of August, we acquired the Electronic Chemicals business of Ashland Specialty Chemical Company, a division of Ashland Inc., further building our electronic materials portfolio. You can read more about this important addition to our Electronics Division family in the next section of this report.

In addition to focusing on the right products, we're also growing in the right geographies. Most of the electronics growth over the next decade is expected to come from Asia, and we continue to build our infrastructure in sync with our customers' current and future needs. For example, in Taiwan, which today has the largest concentration of 300mm fabs, we brought onstream the world's largest ultrahigh-purity nitrogen plant at the Tainan South Science Park—with an eight-kilometer pipeline connecting to major fabs—and a new specialty materials center. And for the second consecutive year, Taiwan Semiconductor Manufacturing Company (TSMC) named San Fu Gases Company, in which Air Products has a 70% interest, the electronic gas supplier of the year. We also continue to win important supply contracts with major customers in key countries. Two examples include our contract with Shanghai LanBao Photoelectric Materials Co., Ltd in mainland China and an agreement to supply Samsung's 300mm fab in Hwasung, Korea.



Matthew Egbe (far left), senior staff development chemist, and John Parks, senior lab technician, review images from a scanning electron microscope to assess the effectiveness of ACT® etch residue removal and photoresist stripping products in the semiconductor manufacturing process. The ACT product line became a part of Air Products' portfolio with the August 2003 acquisition of Ashland Specialty Chemical Company's Electronic Chemicals business.

*DOW CORNING® and Z3MS™ are registered trademarks of Dow Corning Corporation, Midland, Michigan USA.

Performance Materials

We formed our Performance Materials Division at the beginning of the fiscal year to capitalize on our unique combination of gas and chemicals skills. This growth platform combines our technology and market leadership strengths in specialty surfactants, Airflex ethylene copolymer emulsions and amine catalysts, specialty amines and epoxy curatives. These are "performance" materials with physical properties that deliver value in use by enhancing customers' processes or products. In addition, these materials frequently help customers meet increasingly stringent environmental requirements.



We expanded our Performance Materials supply position in Asia with the March 2003 acquisition of Sanwa Chemical, a leading producer of specialty polyamide resins and epoxy curing agents. As a production technician at the Sanwa Singapore facility, Yan Li Zhong oversees control and manufacturing of these additives used in high-performance coatings and construction applications.

For example, in our Performance Solutions area, more than 1,000 customers throughout the world are evaluating and commercializing new formulations based on the performance and environmental properties of our EnviroGem® specialty surfactants. Applications include coatings, inks, adhesives, industrial and institutional cleaners, and oil field chemicals. Similarly, our Airflex® EF811 emulsion, introduced last year by our Performance Polymers business area, has helped us establish substantial commercial positions with both national and regional paint producers throughout the U.S. The product is delivering on its promise, delivering the performance advantages of vinyl acetate-ethylene copolymer emulsions at a cost comparable to vinyl acrylic technologies, all while providing significantly better environmental characteristics through low VOCs. Finally, within our Performance Products area, our epoxy product line continues to deliver cost-effective innovations in response to demands for more environmentally friendly and high-performance coatings. In particular, we made several advances in waterborne systems this year, including our Anquamine® 287 high-performance primer and sealer to solve the challenges associated with coating new concrete and returning it rapidly to service—a big cost benefit for our customers.

With sales of about $1 billion, Performance Materials is a strong business for us. By focusing our resources on growth market segments in adhesives, coatings, automotive products and construction while honing in on new market applications, we are set to take the business to an even higher level of performance. We plan to get there by continuing to drive internal product and applications development, making strategic acquisitions and forming alliances that will build our portfolio or increase our market share. A great example this year was our March acquisition of Sanwa Chemical Industry Co., which enhanced our epoxy product line. In the next section, you can learn more about how that move is helping us further build our Asian market position as well as deliver superior technical solutions to our customers in other regions.

Refinery Hydrogen and Energy Solutions

Major trends in global energy markets are providing more opportunities for our Refinery Hydrogen and Energy Solutions growth platform, both now and into the future. This year, we consolidated our many energy-related business development activities under our Energy and Process Industries Division, reflecting a broader focus on our opportunities with the markets and customers we serve.

We continue to supply the needs of U.S. and European refiners who use hydrogen to process heavier feedstocks, meet strict environmental requirements for transportation fuels, and produce more high-value products. Today, we are the leading global supplier, with more than 1.3 billion standard cubic feet of hydrogen, carbon monoxide and synthesis gas, and we have major on-site and pipeline franchises throughout the world that are key to our reliability. Through these franchises, we serve customers under stable, long-term contracts, sometimes up to 20 years in length.

This fiscal year we had a number of new wins, including supply agreements with two refineries in the Lake Charles, Louisiana area; Marathon Ashland's refinery in Catlettsburg, Kentucky; IES in Mantova, Italy through our Italian affiliate; and Petroplus Refining's facility in Cressier, Switzerland. With our demonstrated reliability, unmatched expertise, and partnership with Technip for the development and supply of world-class steam methane reformers, we're bringing more to our relationships with customers.

But we also participate in many other energy opportunities beyond hydrogen. For example, there is an established and growing market for LNG, and we are the leader, with a high percentage of the world's LNG produced using our technology and heat exchangers. Longer term, demand could increase further if markets like the U.S. begin to import LNG in greater quantities. We are also building two large oxygen plants for offshore "mega-methanol" projects. And we think a very large market is emerging for converting remote natural gas into products beyond LNG



(Left to right) Fred Stiers, refinery manager for ConocoPhillips; Stacey Moore, Air Products' Westlake, Louisiana site manager; Tom Barracato, Air Products' senior project manager; and Tom Heller, plant manager at Air Products' Port Arthur, Texas facility survey the construction of a new hydrogen steam methane reformer in Westlake. When it starts up in spring 2004, the plant will produce more than 100 million standard cubic feet per day of product to serve the growing requirements of ConocoPhillips, the world's fifth-largest global refiner, and other customers. The plant also will be connected to our existing West Gulf Coast hydrogen pipeline system, which currently supplies more than 40 customers.

and methanol. The biggest opportunities are gas-to-liquids facilities, or GTL, in which natural gas is converted into a sulfur-free, transportable liquid fuel. This year, we were awarded a contract to build two 3,500 metric ton-per-day air separation units to supply ORYX GTL's facility in Qatar—the world's largest and most advanced GTL facility. These air separation units, due to be completed in the fall of 2004, will be the largest ones we have built in our 63-year history.

In the longer term, we expect an increased demand for hydrogen as we move toward a fuel cell-based hydrogen economy. Building on more than 50 years of experience with hydrogen generation and supply, we've become an important contributor to many hydrogen fuel cell infrastructure projects. To date, we've designed and built over 20 hydrogen fueling stations for demonstration projects in the U.S. and Europe, including cars, taxis, buses, boats, and even submarines.

With all of these opportunities ahead, our Energy and Process Industries Division also has formed a new services and solutions unit to provide operating, emissions compliance, efficiency improvement and other services to our customers. You can read more about that initiative in the next section.

Healthcare

What are the trends driving growth in healthcare? An aging demographic coupled with technology. An effort to control healthcare costs by moving to more efficient and cost-effective ways to deliver treatments. And patients who are turning to more in-home treatment options to improve their quality of life and who want the best care, right now.

At Air Products, we're very well positioned to serve these needs. After all, for about 60 years now, we've supplied medical gases as well as cryogenic services for MRI units to the institutional markets. Today, we are the leading supplier of these °KeepCOLD cryogenic fill services, with over 100 highly trained, full-time technicians who perform over 40,000 fills annually.

It was also about 50 years ago when we first placed a cylinder of oxygen in a patient's home, representing one of the first respiratory therapy applications to be delivered in Europe. This year, we extended that expertise into the $15 billion respiratory therapy, home medical equipment and infusion services market in the U.S. We acquired American Homecare Supply on October 1, 2002 (later renamed Air Products Healthcare), and in doing so, increased the number of countries where we provide home medical services to 14. The Air Products Healthcare acquisition also has helped us build our global capabilities to serve more than 320,000 patients worldwide (including affiliates), strengthening our number one homecare position in the northeastern U.S., Spain, Portugal and Mexico, and our overall number two position in Europe. Find out more about the success of this business—and our subsequent bolt-on homecare acquisitions in the U.S.—in the next section.



At his stationery distribution company's sales office in Sheffield, UK, Air Products Medical patient Martyn Neale (left) gets a visit from Joanne Lait, marketing executive for Air Products' Medical Group in the UK and Ireland. Martyn uses a portable oxygen cylinder system (called a PA2) to maintain his freedom and flexibility on the job. Weighing only 3 kilograms, the PA2 is one of the lightest medical oxygen cylinders available from the UK's public healthcare service.

With a total global sales run-rate in excess of $600 million per year, including affiliates, we continue to focus on our opportunities to provide real value. Homecare represents nearly 65% of our total Healthcare business, and we're focused on bringing specialized services to patients, along with safety, quality, consistency and compliance expertise.

more portfolio management

tell me **more**


Janet

In September 2003, the American Lung Association (ALA) of Pennsylvania, working with East Coast Touring Co. of Easton, Pennsylvania, organized its ninth annual “Oxygen Cruise” for people with chronic obstructive pulmonary disease and their caregivers. Air Products Healthcare provided all of the oxygen and newly purchased medical equipment for the cruise—free of charge. Before leaving from New York for the Bahamas on Norwegian Cruise Line’s *Norwegian Dawn,* Janet Liberty (right), an Air Products Healthcare patient, got some last-minute reassurances from Sharon Bortz, ALA volunteer and administrative coordinator for Air Products. Janet enjoyed a great vacation without feeling restricted by her special needs.

we've done more to manage our portfolio . . .

It's no secret that Air Products is a company in transition. We're very different than we were many years ago, or even just two or three years ago. We're proud of our heritage and the culture of innovation and operational excellence that have helped us build the positions we have today. But we also have to deal with the reality of where markets are going. We have to align resources with opportunity. We have to focus on profitable growth.

That's why our portfolio management process is so important. It's the framework we're using to move toward a higher-growth, higher-return business mix. We continually evaluate our businesses and resource those with the greatest potential. We develop alternative business models. We close or divest businesses or assets that no longer fit with our strategy or our financial performance goals. And we make strategic decisions about acquisitions and other relationship-building opportunities that can improve the value we bring to customers.

Since 2000, the proceeds from our divestitures and our spending on acquisitions have been in balance—about $850 million and $900 million, respectively. This fiscal year, we've done more to manage our portfolio than ever before.

☐ The October 1, 2002 purchase of American Homecare Supply made us the number one homecare provider in the northeastern and mid-Atlantic regions of the U.S. We subsequently made six small bolt-on homecare acquisitions in the U.S. All of these are now operating under the Air Products Healthcare banner, enabling us to provide innovative product and service solutions that meet and exceed patients' expectations.

☐ Early in the calendar year, we completed the sale of our graphics arts business and the associated Langley, South Carolina resin and acrylics production facility. The sale reflected our commitment to focus on core competencies in Airflex ethylene copolymer emulsions chemistry.

☐ Under our Performance Materials growth platform, in March we acquired Sanwa Chemical Industry Co., a leading producer of specialty polyamide resins and epoxy curing agents used in industrial coatings and construction applications. With operations near Tokyo, Japan and in Singapore, the Sanwa acquisition is our first Performance Products manufacturing operation in Asia, further enhancing our existing chemical businesses and capabilities in the region.



Joining the "Oxygen Cruise" to keep the medical equipment in proper working order was technician Kenny Wright (left) from Air Products Healthcare's A&J Care branch in Glendale, New York. He made sure that patients like Harold Mann and his wife Pauline had the support they needed to truly relax and enjoy their trip.

☐ During the spring, we completed the sale of our Canadian packaged gas business—a transaction consistent with the divestiture of our U.S. packaged gas business in 2002—and other western Canada operations. We are now focused on optimizing our positions in Ontario and Quebec for tonnage and on-site facilities, as well as merchant liquid bulk gases. We also divested our industrial gas business in Puerto Rico.

☐ Also in the spring, through our new Services and Solutions group within our Energy and Process Industries Division, we announced a new NOx reduction service that helps industry achieve compliance in regulated zones. As part of this service, the group also has developed a Large Scale Vortex™ Burner technology, which can significantly reduce the cost of achieving low-NOx emissions in combustion applications.

☐ In our fiscal third quarter, we announced a global cost reduction plan that involved closing several underperforming merchant and on-site facilities and terminating some incomplete capacity expansion projects. We also announced plans to sell our European methylamines and derivatives business and close our Pensacola, Florida methanol and ammonia production facilities in preparation for converting to a long-term methanol purchase arrangement.

☐ And finally, in Electronics, we acquired the approximately $200 million Electronic Chemicals business of Ashland Specialty Chemical Company at the end of August. In addition to bringing about 800 knowledgeable people on board, we've added Ashland's ACT photoresist, etch residue and low-k dielectric and copper strippers; high-purity process chemicals, CMP slurries and post-CMP cleaners; and fab services offerings to our portfolio. The acquisition is giving us a more intimate knowledge of electronic chemicals processes, helping us leverage our unique skills as the world's only combined gases and chemicals company.

more global reach

tell me **more**

More than 35 years ago, Air Products revolutionized the polyurethane industry with the introduction of Dabco® Crystal Catalyst. This pivotal product quickly became the industry standard amine catalyst. But that was just the beginning. Today, Air Products is a global leader in polyurethane additives, offering a broad range of catalysts and surfactants for all types of flexible, rigid and microcellular foams. For example, our Dabco catalysts are increasingly being used by our customers throughout the world in the production of many different types of shoe soles.



we have more global reach . . .

It's true—we're more global than ever before. Although our headquarters are in the U.S., today we operate in over 30 countries, and half of our sales are outside of the U.S. It's a target we've worked very hard to achieve.



People like Dr. Torsten Panitzsch, a senior chemist at our world-class applications development polyurethane additives lab in Norderstedt, Germany, support our business by developing new products, providing support and offering troubleshooting tools to deliver value to customers. These global capabilities have helped us build in-depth knowledge and understanding of regional customer needs.

Asia

About $1 billion, or more than 15% of our total company sales, including affiliates and exports, are in the high-growth region of Asia. We've operated there for nearly 25 years, starting with strategic joint ventures we formed with local family partners. Over the last five years, we've significantly increased our ownership positions in several countries, and we now control nearly 75% of our sales in the region.

With 50 entities, more than 4,400 employees and major operations in nine countries, we're leveraging our growth platforms as well as focusing on infrastructure development needs. With our affiliates, we've grown at a compounded rate of 15% since 1996. And we expect this growth will continue, as much of the increase in the world's industrial production will occur in Asia over the next decade. Current estimates are that almost two-thirds of new semiconductor fabs and a major portion of new ethylene and basic chemical capacity will come to the region.

Today we are the leading gases company in Korea and Taiwan—areas of the highest absolute growth in the near term. We are also a leading supplier of Airflex ethylene copolymer emulsions through Air Products Korea, Inc. and have a strong market position supplying epoxy curing agents throughout Asia. In addition, we are actively building infrastructure in mainland China that will provide significant opportunities in the longer term. We're ready to serve customers and leverage our strengths and opportunities.

Europe

Today our total European sales are about $2 billion, including affiliates. We operate in 14 countries, with over 175 locations and more than 5,500 employees, including affiliates, and we have strong engineering and equipment manufacturing capabilities to support and leverage our growth platforms. We have outstanding performance in healthcare and a very strong packaged gas business. Europe also holds great opportunities for our Performance Materials businesses, enabling us to leverage our skills in surface and material sciences. For example, today our largest regional market position for polyurethane additives, part of our Performance Products business, is in Europe.

Within the region, the United Kingdom is our largest country by sales. We are number two in gases and have significant chemicals operations as well. In Spain, we have the number one position, supplying primarily gases, with a major focus on healthcare. We are also number two in the Portuguese market and have the number two merchant and tonnage gas business position in the Benelux. In addition, we continue to see new growth opportunities in central Europe, where we are active in the Czech Republic, Slovakia and Poland. And we have the number three position in Italy through our 49% ownership in Sapio S.r.l., with revenues of about $300 million per year.

Latin America

We continue to be selective in building strong, strategic positions throughout Latin America. For example, through our joint venture partner, the Infra Group, we've built and strengthened our number one position in Mexico with over $300 million in sales. We have a leading position serving homecare markets there, and we also continue to develop innovative products for customers in other industries. For example, this year, the Infra Group and European packaged gases teams worked together to launch a new gas mixture that's helping metals fabricators throughout Mexico improve their productivity and have a better working environment.

In Brazil, we were awarded several on-site oxygen and nitrogen supply arrangements, and our Chemicals higher amines facility serving regional agricultural markets had another record year. We also operate in Guatemala and in the Argentine homecare market, and most recently, we extended our Latin America presence into Trinidad and Tobago, where we will supply over 4,000 tons per day of oxygen and nitrogen products from our joint venture on-site plant supplying the 1.7 million tonnes-per-year Atlas methanol production facility. Atlas will become the long-term methanol source for our Chemicals operations.

more to understand customers

tell me more



Leading foods manufacturer Casa Di Bertacchi Corporation was looking to get more out of its Vineland, New Jersey plant. Using Air Products' breakthrough Freshline™ Z Tunnel Freezer to process manicotti, cannelloni and other mouth-watering pasta products, the company has seen significant productivity increases, cost savings and improved product quality.

we've done more to understand our customers . . .

If there's one thing customers tell us they want, it's a company that understands their business more. That's why we spend quality time talking about their concerns and about the challenges they face every day. We want to know what keeps them awake at night. We want to help them get more out of what they have today and still plan for the future. We want to take the knowledge learned from our conversations and put our resources to work for them.

☐ **We're listening to our customers to understand how they view their relationships with us and what they value.** Since 2002, when we implemented our Customer Loyalty Process, we've engaged 3,300 key customers worldwide, listening to what they tell us are the product and service attributes that create the greatest value and enhance our relationships. We then act on those learnings to drive continuous improvement and refine our offerings for specific customer segments. It's an ongoing process for which Air Products received national recognition, both as the winner of the American Marketing Association's 2003 EXPLOR award—based on best practices in the business and consumer marketplaces for interactive marketing research—and as the national cowinner of the Quality Progress Customer Satisfaction Challenge, part of the American Society for Quality's Business Excellence and Customer Satisfaction Conference.



The Freshline Z Tunnel Freezer has made the relationship built on understanding between Air Products' food technology specialist Barbara Allen (left) and Casa Di Bertacchi's pasta production supervisor, Michael Donaldson, even stronger.

☐ **We're developing new tools and solutions to make business easier.** For example, the Air Products Direct (APDirect®) Customer Portal has become an important resource, enabling customers to place more than 25,000 orders each month, track the status of their deliveries, and create and print reports. Today, we also have 23 country-specific Web sites in 17 languages, as well as nine business area showcase sites with tools to help our global customers identify the products they need as well as the optimal quantities and supply modes.

☐ **We're introducing tailored product and service solutions to make our customers' operations easier and more cost-effective.** By understanding what they value, we can continue to develop tailored products and services that exceed customers' expectations. One great example is our Freshline Z Tunnel Freezer, first launched in Europe and this year, in the U.S. The system combines cryogenic refrigeration, indirect heat transfer, and impingement technology—a first in the industry. And it's helping our food freezing customers set new standards in efficiency, operational safety, freezing quality and throughput-to-footprint ratio.

☐ **We continue to implement "single-instance" SAP to make our relationships stronger.** By revenue, about 30% of our businesses are now running on a single, integrated instance of this strategic business management solution. By this coming spring, it will be up to about 70%. And we'll continue to work the process until we've achieved full implementation, targeted to be completed in 2005. More effective ordering capabilities, faster cycle times and improved e-business capabilities will make our relationships with customers and suppliers even stronger.

☐ **We're focusing on supply chain to improve the customer's experience with us.** We know that the benefits of SAP will only be realized if we maximize our business process improvement efforts. That's why we formed a Supply Chain Center of Excellence that has combined our Customer Engagement, Energy and Materials, and Business Process Improvement groups into a single Supply Chain organization. We're working hard to integrate global processes into supply chains that will eliminate waste and improve our efficiency and effectiveness, translating into direct value for our customers.

☐ **We're becoming one company to serve customers better.** More than ever before, we're sharing knowledge and resources across groups, business areas and geographies. And it's breaking down barriers. We strive to present a single face to our customers so that no matter where or how they contact us, the quality of their experience will be the same. Our goal is to create a globally consistent experience that builds understanding and delivers what the customer truly values.

more to come

tell me more

Not only is Air Products focused on the needs of customers today, we're doing more to serve the needs of emerging markets. For example, we supplied the hydrogen fueling systems for Challenge Bibendum, one of the premier competitions to objectively test and rate advanced technology vehicles. Created and organized by the Michelin Group and held in Sonoma and San Francisco, California in September 2003, the event featured more than 100 passenger and commercial vehicles from major manufacturers on three continents.



there's more to come . . .

So we've talked about our growth platforms and how we're managing our portfolio. And about our global reach and the things we're doing to help our customers succeed. So what's next for Air Products? In keeping with our vision of becoming the best company to invest in, buy from and work for, here are some of the areas where you can expect to see more from us.

☐ **More growth in our four growth platforms.** We're a leading global supplier in electronics and hydrogen today. We're a leader regionally in healthcare. And we're a leader in most of our performance materials products. We'll continue to invest in resources and in technology to make sure we stay at the forefront in these areas. Of course, we'll also pursue new opportunities and new markets where our gases, chemicals and equipment may have powerful applications.

☐ **More returns from our existing assets.** We have significant assets in the ground today serving our growth and core markets, with considerable earnings leverage. To capitalize on that leverage, we need to load these assets as well as continue to focus on productivity improvements. We also will remain disciplined in where we invest new capital.

☐ **More portfolio management.** We'll continue to make wise decisions in line with our higher-level targets and strategies, moving toward a higher-growth, higher-return business mix. This is an ongoing process, and we are committed to looking at all of our businesses with the same set of lenses.

☐ **More continuous improvement efforts that we can put to work for our stakeholders.** We'll continue to standardize and simplify global work processes, find new and more efficient ways of performing these processes, and then share these innovative ideas with each other to give the company even greater competitive advantage and bring more value to our customers and shareholders.



Don Eichelberger (left), Air Products' commercial development manager for Future Energy Solutions, talks with Jeff Wolak, the technical team leader for General Motors' Hy-wire fuel cell vehicle, at the Challenge Bibendum. Hy-wire is the world's first drivable fuel cell vehicle that combines a hydrogen fuel cell with drive-by-wire technology.

☐ **More innovation.** We'll continue to focus our R&D programs into areas where there are strong drivers for growth and "real and now" opportunities to solve tough customer problems with our unique capabilities. At the same time, we'll continue to focus on longer-term trends and major technology breakthroughs that could bring new solutions in the future. And our Corporate Development Office will continue to manage our strategic planning, mergers and acquisitions, and venture investing activities to help our businesses translate innovation into growth for the future.

☐ **More learning and knowledge sharing.** We'll continue to break down organizational barriers and communicate as a truly global company. This means finding new ways to share knowledge and build trust across former boundaries. Above all, it means giving our people the support and resources they need to make meaningful contributions.

leadership

Board of Directors



John P. Jones III
Chairman, President and Chief Executive Officer. Director of the company since 1998.



Mario L. Baeza
Founder and Controlling Shareholder of Baeza & Co. and Chairman of TCW/Latin America Partners, L.L.C. Director of the company since 1999.



Michael J. Donahue
Group Executive Vice President and Chief Operating Officer of BearingPoint, Inc. Director of the company since 2001.



Ursula F. Fairbairn
Executive Vice President, Human Resources and Quality of American Express Company. Director of the company since 1998.



Edward E. Hagenlocker
Former Vice Chairman of Ford Motor Company and former Chairman of Visteon Automotive Systems. Director of the company since 1997.



James F. Hardymon
Retired Chairman and Chief Executive Officer of Textron Inc. Director of the company since 1997.



Terrence Murray
Retired Chairman and Chief Executive Officer of FleetBoston Financial Corporation. Director of the company since 2002.



Charles H. Noski
Chief Financial Officer of Northrop Grumman Corporation. Director of the company since 2000.



Paula G. Rosput
Chairman, Director, President and Chief Executive Officer of AGL Resources, Inc. Director of the company since 2001.



Lawrason D. Thomas
Former Vice Chairman of Amoco Corporation. Director of the company since 1994.

Corporate Executive Committee (CEC)



John P. Jones III
Chairman, President and Chief Executive Officer.



Leonard V. Broese van Groenou
Vice President–Human Resources.



W. Douglas Brown
Vice President, General Counsel and Secretary.



Mark L. Bye
Group Vice President–Gases and Equipment. Joined CEC 10/13/03; succeeded Robert E. Gadomski 12/1/03.



Andrew E. Cummins
Group Vice President–Chemicals. Retired 11/1/03; succeeded by John E. McGlade.



Robert E. Gadomski
Executive Vice President–Gases and Equipment. Retiring 01/04; succeeded by Mark L. Bye.



Arthur T. Katsaros
Group Vice President–Development and Technology.



John E. McGlade
Group Vice President–Chemicals. Joined CEC 10/13/03; succeeded Andrew E. Cummins 11/1/03.



John R. Owings
Vice President and Chief Financial Officer.

financial trends


5.2 5.6 5.9 5.4 6.3
Sales
(billions of dollars)
99 00 01 02 03


769 880 858 798 757
Operating Income(A)
(millions of dollars)
99 00 01 02 03


2.09 2.46 2.36 2.31 2.22
Earnings per Share(A)
(dollars—diluted basis)
99 00 01 02 03


0.3 25.9 9.3 10.8 9.6
Air Products
Shareholder Return(B)
(percentage)
27.8 13.2 (26.6) (20.5) 24.4
S&P
99 00 01 02 03


10.4 11.1 11.1 10.5 9.1
Operating Return on Net Assets(A)
(percentage)
99 00 01 02 03


16.1 18.6 17.6 15.5 13.6
Return on Equity(A)
(percentage)
99 00 01 02 03


1,089 1,174 1,084 1,064 1,036
Cash from Operations
(millions of dollars)
99 00 01 02 03


1.1 1.0 0.8 0.8 1.2
Capital Expenditures
(billions of dollars)
Acquisitions
Investment in Affiliates
Plant and Equipment
99 00 01 02 03

(A) Non-GAAP measure. Calculated exclusive of certain adjustments. See reconciliation to GAAP measures on page 22.
(B) Assumes reinvestment of all dividends.

Non-GAAP Measures (Unaudited)

(millions of dollars, except per share)

The financial trend graphs on page 21 contain non-GAAP measures, which are calculated exclusive of certain adjustments. The presentation of these non-GAAP measures is intended to enhance the usefulness of financial information by providing measures which are indicators of the company's baseline performance. The company's management uses these non-GAAP measures internally to evaluate its business and as a basis for forecasting future periods.

The tables below present a reconciliation of GAAP measures to non-GAAP measures.

Operating Income and ORONA

ORONA is calculated as operating income divided by the rolling five-quarter average of total assets less investments in equity affiliates.

Year Ended	1999	2000	2001	2002	**2003**
Operating Income GAAP Basis	$ 724.7	$ 830.8	$ 745.4	$ 774.9	**$ 604.5**
Adjustments:					
Global cost reduction plan expenses, net	34.2	55.4	107.0	23.1	**152.5**
Litigation settlement			6.0		
Gain on sale of packaged gas facilities		(6.3)			
Chemicals facility closure expenses	10.3				
Operating Income Excluding Adjustments	$ 769.2	$ 879.9	$ 858.4	$ 798.0	**$ 757.0**
ORONA GAAP Basis					
Operating income	$ 724.7	$ 830.8	$ 745.4	$ 774.9	**$ 604.5**
Five-quarter average net assets	7,401.7	7,933.6	7,739.3	7,625.1	**8,356.9**
ORONA GAAP basis	9.8%	10.5%	9.6%	10.2%	**7.2%**
ORONA Excluding Adjustments					
Operating income excluding adjustments	$ 769.2	$ 879.9	$ 858.4	$ 798.0	**$ 757.0**
Five-quarter average net assets	7,401.7	7,933.6	7,739.3	7,625.1	**8,356.9**
ORONA excluding adjustments	10.4%	11.1%	11.1%	10.5%	**9.1%**

Diluted EPS

Year Ended	1999	2000	2001	2002	**2003**
Diluted EPS GAAP Basis	$2.09	$ .57	$ 2.12	$2.36	**$ 1.78**
Adjustments:					
Global cost reduction plan expenses, net	.10	.16	.30	.07	**.43**
Cumulative effect of accounting change					**.01**
Gain on sale of U.S. packaged gas business				(.12)	
Litigation settlement			.02		
Gain on divestiture of interest in cogeneration facilities			(.29)		
Loss on early retirement of debt			.21		
Gain on sale of packaged gas facilities		(.02)			
Gain on sale of polyvinyl alcohol business		(.37)			
Gain/loss on currency hedges related to BOC transaction and expenses	(.02)	2.12			
Chemicals facility closure expenses	.03				
Gain on formation of polymer venture	(.11)				
Diluted EPS Excluding Adjustments	$2.09	$2.46	$2.36	$2.31	**$2.22**

Net Income and Return on Equity

Return on equity is calculated as net income divided by the rolling five-quarter average of shareholders' equity.

Year Ended	1999	2000	2001	2002	**2003**
Net Income GAAP Basis	$ 450.5	$ 124.2	$ 465.6	$ 525.4	**$ 397.3**
Adjustments:					
Global cost reduction plan expenses, net	21.9	35.0	65.9	14.1	**96.5**
Cumulative effect of accounting change					**2.9**
Gain on sale of U.S. packaged gas business				(25.7)	
Litigation settlement			3.7		
Gain on divestiture of interest in cogeneration facilities			(64.6)		
Loss on early retirement of debt			47.3		
Gain on sale of packaged gas facilities		(4.0)			
Gain on sale of polyvinyl alcohol business		(79.1)			
Gain/loss on currency hedges related to BOC transaction and expenses	(4.4)	456.5			
Chemicals facility closure expenses	6.4				
Gain on formation of polymer venture	(23.6)				
Net Income Excluding Adjustments	$ 450.8	$ 532.6	$ 517.9	$ 513.8	**$ 496.7**
Average shareholders' equity	$2,801.9	$2,855.8	$2,949.0	$3,311.5	**$3,660.2**
Return on Average Shareholders' Equity GAAP Basis	16.1%	4.3%	15.8%	15.9%	**10.9%**
Return on Average Shareholders' Equity Excluding Adjustments	16.1%	18.6%	17.6%	15.5%	**13.6%**

financial review

Contents

25 **Management's Discussion and Analysis**

43 **Company Responsibility for Financial Statements**

44 **Reports of Independent Auditors**

46 **The Financial Statements**

Consolidated Income Statements
Consolidated Balance Sheets
Consolidated Statements of Cash Flows
Consolidated Statements of Shareholders' Equity

50 **Notes to the Financial Statements**

1. Major Accounting Policies
2. New Accounting Standards
3. Global Cost Reduction Plans
4. Acquisitions
5. Divestitures
6. Financial Instruments
7. Inventories
8. Summarized Financial Information of Equity Affiliates
9. Plant and Equipment
10. Goodwill and Intangible Assets
11. Long-Term Debt
12. Leases
13. Capital Stock
14. Stock Option and Award Plans
15. Earnings Per Share
16. Income Taxes
17. Pension and Other Postretirement Benefits
18. Other Commitments and Contingencies
19. Supplemental Information
20. Business Segment and Geographic Information

74 **Five-Year Summary of Selected Financial Data**

Management's Discussion and Analysis

Results of Operations

(millions of dollars, except per share)

All comparisons in the discussion are to the corresponding prior year unless otherwise stated. All amounts presented are in accordance with accounting principles generally accepted in the United States of America.

Air Products and Chemicals, Inc. and its subsidiaries (the company) serves customers in technology, energy, healthcare and industrial markets. The company offers a broad portfolio of products, services and solutions, providing atmospheric gases, process and specialty gases, performance materials and chemical intermediates. Geographically diverse, with operations in over 30 countries, the company has sales of $6.3 billion, assets of $9.4 billion and a worldwide workforce of 18,500 employees.

2003 Overview

The company faced significant challenges this year, including: a slow manufacturing environment, cyclical lows in the Chemicals and Equipment businesses, high and volatile energy and raw material costs, and an electronics industry downturn that continued through the first half of the year. However, in spite of the difficult environment, the company continued to control its costs and make progress in portfolio management actions. As part of its ongoing portfolio management activities, the company continued to execute its growth strategies by entering the U.S. homecare market by acquiring American Homecare Supply, LLC (AHS) and other small homecare companies and by acquiring the Electronic Chemicals business of Ashland Specialty Chemical Company. A global cost reduction plan was announced in the third quarter of the fiscal year, and the company is on track to achieve associated cost savings. The company completed the sale of its Canadian packaged gas business and is currently pursuing the sale of its European methylamines and derivatives business. These programs implemented to improve the company's businesses were overshadowed by the weak manufacturing environment and high raw material and energy costs. Going forward, the company will continue to focus on growth markets, leading market positions, operating leverage and continued capital discipline. An analysis of 2003 financial results and the company's outlook for 2004 will be discussed throughout the Management's Discussion and Analysis, which follows.

Consolidated Results

	2003	2002	2001
Sales	**$6,297.3**	$5,401.2	$5,857.8
Cost of sales	**4,613.1**	3,815.7	4,216.4
Selling and administrative	**832.6**	704.3	698.7
Research and development	**121.1**	120.3	121.8
Other (income) expense, net	**(26.5)**	(37.1)	(31.5)
Global cost reduction plans, net	**152.5**	23.1	107.0
Operating Income	**604.5**	774.9	745.4
Income from equity affiliates, net of related expenses	**84.4**	76.2	81.2
Gain on sale of U.S. packaged gas business	**—**	55.7	—
Gain on divestiture of interest in cogeneration facilities	**—**	—	101.6
Loss on early retirement of debt	**—**	—	(75.8)
Interest expense	**123.5**	122.3	191.2
Effective tax rate	**26.9%**	31.4%	29.0%
Net Income	**397.3**	525.4	465.6
Basic Earnings per Share	**$1.81**	$2.42	$2.17
Diluted Earnings per Share	**$1.78**	$2.36	$2.12

Discussion of Consolidated Results

2003 vs. 2002

Sales increased 17%, or $896.1. Acquisitions, including the U.S. homecare companies and Ashland's Electronic Chemicals business in 2003 and San Fu Gas Company, Ltd. (San Fu) in July 2002, accounted for 6% of the increase. Underlying base business growth accounted for 5% of the increase, principally from improved volumes in the Chemicals and Gases businesses. The impact of higher natural gas cost contractually passed through to customers and favorable currency effects, partially offset by divestitures, accounted for the remaining sales increase of 6%.

Operating income in 2003 included a net expense of $152.5 for global cost reduction plans as compared to the prior year, which included a net expense of $23.1 for global cost reduction plans. Refer to the discussion of global cost reduction plans on page 27 for details.

Operating income of $604.5 declined $170.4. Operating income in 2003 was unfavorably impacted by higher global cost reduction plan expenses, higher raw material and energy costs, higher pension and

SAP implementation expenses, higher operating costs and lower electronics specialty material pricing. Favorable operating income variances resulted from higher gases volumes, the contribution from acquisitions, and favorable currency effects.

Income from equity affiliates increased 11%, or $8.2 from the prior year. Favorable adjustments of $23 were recorded related to divestitures recorded in prior years, partially offset by the impact of consolidating San Fu in the fourth quarter of 2002 and a one-time tax benefit related to an asset revaluation at an Italian affiliate recorded in the prior year.

Net income was $397.3, or $1.78 diluted earnings per share, as compared to net income of $525.4, or $2.36 diluted earnings per share. Income before the cumulative effect of an accounting change for the company's adoption of Statement of Financial Accounting Standards (SFAS) No. 143, "Accounting for Asset Retirement Obligations," was $400.2, or $1.79 diluted earnings per share in 2003. Current year results included a net expense for global cost reduction plans ($96.5 after-tax, or $.43 per share). Prior year results included a gain on the sale of the U.S. packaged gas business ($25.7 after-tax, or $.12 per share) and a net expense for global cost reduction plans ($14.1 after-tax, or $.07 per share). Interest expense increased slightly from the prior year while the effective tax rate of 26.9% was lower than the prior year of 31.4%.

2002 vs. 2001

Sales in 2002 decreased $456.6, or 8%. Acquisitions, including San Fu in July 2002, accounted for a 2% increase in sales. Underlying base business sales declined 3%, reflecting difficult economic conditions for the manufacturing sector. Gases sales declined, due principally to lower shipments to the electronics industry. Chemicals sales declined, due principally to lower selling prices. Somewhat offsetting these impacts, Equipment sales grew, reflecting increased activity in liquefied natural gas (LNG) heat exchangers and helium containers. The impact of lower natural gas cost contractually passed through to customers and divestitures, slightly offset by favorable currency, accounted for the remaining sales decrease of 7%.

Operating income in 2002 increased $29.5. Operating income in 2002 included a net expense of $23.1 for global cost reduction plans as compared to the prior year, which included a net expense of $107.0 for global cost reduction plans. Operating income in 2002 benefited from reduced costs from productivity efforts, constrained spending, higher Performance Materials volumes and increased Equipment activity.

Currency and exchange-related effects had a slightly favorable impact on operating income. Depressed conditions in the global electronics market and in the North American steel industry combined with higher maintenance spending in Energy and Process Industries (EPI—formerly Chemical Process Industries) negatively impacted operating income.

In 2002, equity affiliates' income declined $5.0, or 6%. The divestiture of investments in two cogeneration facilities in the fourth quarter of 2001 and lower electronics results more than offset the improved profitability of the global polymers joint venture and the one-time tax benefit related to an asset revaluation at an Italian affiliate.

Net income was $525.4, or $2.36 diluted earnings per share, as compared to net income of $465.6, or $2.12 diluted earnings per share. 2002 results included a gain on the sale of the U.S. packaged gas business ($25.7 after-tax, or $.12 per share) and a net expense for global cost reduction plans ($14.1 after-tax, or $.07 per share). 2001 results included a net expense for global cost reduction plans ($65.9 after-tax, or $.30 per share). The 2002 results benefited from a significant reduction in interest expense due principally to lower average debt outstanding. The 2002 effective tax rate was 31.4% compared to 29.0% in 2001.

2004 Outlook

As we enter 2004, recent economic data and sales trends appear to indicate an early stage of economic recovery in most of the company's end markets. However, at this time, it is still too early to predict the pace at which these markets will grow in the near term. Other factors, such as potential volatility in energy and currency markets, also limit visibility and forecasting accuracy. Given this uncertainty, and in line with current economic outlooks, we are placing a broad range on fiscal year 2004 domestic manufacturing growth of between 2% and 6%, with broader ranges in individual sectors, in particular the global electronics market. The company anticipates sequential improvement in silicon processed by the semiconductor industry at about the double-digit level, and flat-panel display growth is expected to exceed silicon growth. The company anticipates benefits in 2004 from its portfolio management actions taken to build its market positions in its key growth platforms. The Ashland Electronic Chemicals and U.S. homecare acquisitions are expected to be accretive to earnings in 2004. The company's outlook for 2004 anticipates relative stability in currencies and in raw material costs and includes the shutdown of a methanol production facility and the startup of a long-term purchased methanol supply arrangement in the second half of the fiscal year, which should materially reduce chemical raw material cost volatility. The company also expects cost savings in certain areas from the actions associated with the 2003 global cost reduction plan and expects a level of expense in 2004 on SAP system implementation and operation similar to the level in 2003. Pension expenses are expected to be higher in 2004 due to lower discount rate and lower long-term asset return assumptions. The company's outlook for the Equipment segment is for improvement in 2004 based on an anticipation of receiving two to four new LNG heat exchanger orders during the year, which should increase segment profitability in the latter quarters. The company plans to continue to drive portfolio management and cost reduction actions throughout the year, and any potential up-front costs associated with such actions could negatively impact the company's earnings in 2004 while providing benefits in the following years.

Selling and Administrative Expense (S&A)

2003 vs. 2002

S&A increased 18%, or $128.3. The impact of acquisitions and currency effects, partially offset by divestitures, accounted for two-thirds of this increase. In addition, S&A increased due to cost inflation, SAP implementation and pension expenses. These increases in S&A were partially offset by lower incentive compensation costs and improved productivity.

2002 vs. 2001

S&A in 2002 increased slightly as the impact of acquisitions, currency effects and spending on SAP increased expense levels which were offset by productivity improvements and the divestiture of the U.S. packaged gas business.

2004 Outlook

S&A will increase in 2004 primarily as a result of acquisitions, particularly Ashland's Electronic Chemicals business acquired on 29 August 2003, the full year impact of U.S. homecare acquisitions made during 2003 and planned U.S. homecare acquisitions for 2004. The homecare business has a significantly higher level of S&A, as a percent of sales, than the average mix of the company's current businesses. In addition, the company expects increases in S&A due to inflation and higher pension expense. Partially offsetting these impacts, the company expects to realize cost savings from the global cost reduction plan initiated in the third quarter of 2003, savings in businesses where SAP was implemented in 2003 and other productivity initiatives.

Other (Income) Expense, Net

2003 vs. 2002

Other income of $26.5 declined $10.6. Amortization expense increased by $6.5, resulting primarily from the intangible assets associated with the U.S. homecare companies acquired in 2003. Results in 2002 included higher favorable impacts from the sale of investments.

2002 vs. 2001

Other income of $37.1 increased $5.6. Amortization expense declined $15.6 in 2002, principally as a result of no longer amortizing goodwill with the adoption of SFAS No. 142. Results in 2002 included higher favorable impacts from the sale of investments. Results in 2001 included favorable insurance settlements.

Note 19 to the consolidated financial statements displays the details of other (income) expense.

Global Cost Reduction Plans

2003 Plan

In 2003, the company recorded an expense of $152.7 for a global cost reduction plan (2003 Plan). This expense included $56.8 for severance and pension-related benefits and $95.9 for asset disposals and facility closures in the Gases and Chemicals segments. The results for 2003 also included the reversal of the balance of the 2002 Plan accrual of $.2.

During the third quarter of 2003, the company completed a capacity utilization analysis in several businesses in the Gases segment. To reduce capacity and costs, several facilities ceased operation as of 30 June 2003. An expense of $37.6 was recognized for the closure of these facilities, net of expected recovery from disposal. A decision was made to terminate several incomplete capacity expansion projects. An expense of $13.0 was recognized for the cost of terminating these projects, net of expected recovery from disposal and redeployment. An expense of $3.6 was also recognized for the planned sale of two real estate properties and the termination of several leases for small facilities. These expenses were principally in the North American merchant and tonnage businesses, with a modest amount in the Electronics business.

The rationalization of excess capacity in certain products resulted in a decision to exit certain Chemical Intermediates operations. Late in the quarter ended 30 June 2003, the company decided to pursue the sale of its European methylamines and derivatives business. The company expects to complete the sale by 30 June 2004. Expected proceeds from the sale were determined and a loss was recognized for the difference between the carrying value of the assets and the expected net proceeds from the sale. Additional expenses for the closure of the methanol and ammonia plants in Pensacola, Florida, which made products for internal consumption, were also recognized. The total expense for these actions was $41.7.

In addition to the capacity reduction initiatives, the company continues to implement cost reduction and productivity-related efforts. The divestitures, the capacity reductions and the cost control initiatives will result in the elimination of 461 positions from the company. The company will complete the 2003 Plan by 30 June 2004. Approximately 30% of the position reductions relates to capacity rationalization and divestitures. An additional 40% relates to ongoing productivity efforts and balancing engineering resources with project activity and the remaining 30% relates to a reduction in the number of management positions.

Cost savings from the 2003 Plan realized in 2003 were approximately $3. Cost savings of $38 are expected in 2004. Beyond 2004, the company expects the 2003 Plan to provide annualized cost savings of $59, of which the majority is related to reduced personnel costs. As a result of actions taken in the 2003 and prior years' global cost reduction plans, operating income in 2003 included $27 of incremental benefits over those realized in 2002.

2002 Plan

In 2002, the company recorded an expense of $30.8 for a global cost reduction plan (2002 Plan), including U.S. packaged gas divestiture-related reductions. This expense included $27.1 for severance and pension-related benefits and $3.7 for asset impairments related to the planned sale or closure of two small chemical facilities. The 2002 Plan included 333 position eliminations in the areas of manufacturing, engineering, distribution and overheads. The 2002 Plan was completed as expected in March 2003. The results for 2002 also included the reversal of the balance of the accrual for the 2001 Plan of $7.7.

Cost savings from the 2002 Plan realized in 2002 were approximately $3. Cost savings of $16 were realized in 2003. Beyond 2003, the company expects the 2002 Plan to provide annualized incremental cost savings of $17, of which the majority is related to reduced personnel costs. As a result of actions taken in the 2002 and prior years' global cost reduction plans, operating income in 2002 included $29 of incremental benefits over those realized in 2001.

2001 Plan

In 2001, the company recorded an expense of $109.2 for a global cost reduction plan (2001 Plan). This expense included $79.6 for severance benefits and pension plan settlements and $29.6 for asset impairments and related restructuring charges. The 2001 Plan included 670 position eliminations in the areas of manufacturing, engineering, distribution and overheads. The company decided to divest several small facilities, which required a write-down of the net carrying value to the estimated net realizable value. The net carrying value of the assets to be disposed of was $11.1 and $27.7 in the Gases and Chemicals segments, respectively. The 2001 Plan was completed in 2002, with 644 positions eliminated and total expenses of $101.5 incurred. The results for 2001 also included the reversal of the balance of the accrual for the 2000 Plan of $2.2.

Cost savings from the 2001 Plan realized in 2001 were approximately $2. Cost savings of $22 were realized in 2002. Beyond 2002, the 2001 Plan reduced costs by $33 per year, of which the majority is related to reduced personnel costs.

Note 3 to the consolidated financial statements provides additional details on the global cost reduction plan expenses by segment.

Interest Expense

	2003	2002	2001
Interest incurred	**$127.7**	$131.7	$197.2
Less: interest capitalized	**4.2**	9.4	6.0
Interest expense	**$123.5**	$122.3	$191.2

2003 vs. 2002

Interest expense increased $1.2. This increase resulted from the impact of a weaker U.S. dollar on the translation of foreign currency interest and lower capitalized interest, partially offset by lower average interest rates and a lower average debt balance excluding currency effects.

2002 vs. 2001

Interest expense declined $68.9. About two-thirds of this variance was due to lower average debt outstanding and the remainder due principally to lower interest rates in 2002.

2004 Outlook

The company expects a modest decrease in interest expense, due primarily to the expectation of a lower debt portfolio average interest rate in 2004. The 2004 estimate excludes the possible effects of any future acquisitions, any change in stock repurchase policy or any change in risk management policy.

Effective Tax Rate

The effective tax rate equals the income tax provision divided by income before taxes less minority interest.

2003 vs. 2002

The 2003 effective tax rate was 26.9% compared to 31.4%. The difference in the rates was due to higher tax credits and adjustments in 2003 and the nondeductible costs included in the sale of the U.S. packaged gas business in 2002.

2002 vs. 2001

The 2002 effective tax rate was 31.4% compared to 29.0%. The higher rate was due to the nondeductible costs included in the sale of the U.S. packaged gas business in 2002.

2004 Outlook

The company expects the effective tax rate to increase to 30%, principally attributable to higher income. This estimate is based on current tax law, the current estimate of earnings and the expected distribution of income among various tax jurisdictions.

Segment Analysis

A description of the products, services and markets for each of the business segments is included in Note 20 to the consolidated financial statements.

Gases

The Gases segment involves three principal modes of supply: on-site/pipeline, liquid bulk and packaged gas. About one-third of the overall Gases sales come from the on-site and pipeline supply mode, which generally has long-term cost pass-through type contracts, lending an attractive degree of stability to Gases results. Liquid bulk products make up about one-third of overall Gases sales and, while volume-sensitive, generally have three- to five-year contracts that provide price stability. The remainder of sales is made up of specialty and industrial cylinder gas supply for electronics, medical/homecare and other industries.

Electricity is the largest cost input for the production of atmospheric gases. Natural gas is the principal raw material for hydrogen, the vast majority of which is delivered through on-site and pipeline supply arrangements. The company mitigates adverse energy impacts in the Gases segment through its cost pass-through structures as well as price increases.

Gases	**2003**	2002	2001
Sales	**$4,438.3**	$3,673.9	$4,084.6
Operating income	**584.8**	614.0	654.9
Equity affiliates' income	**58.3**	61.9	71.7

2003 vs. 2002

Sales increased 21%, or $764.4. Acquisitions, including U.S. homecare companies and Ashland Electronic Chemicals in 2003 and San Fu in July 2002, accounted for 9% of the increase. Base business revenue growth of 5% resulted from improved volumes across most businesses, slightly offset by unfavorable pricing in electronic specialty materials. Higher natural gas costs contractually passed through to customers and favorable currency effects, net of the decrease from divestitures, accounted for 7% of the sales increase.

Volumes for electronic specialty materials increased, driven primarily by increased Asian demand. On-site and pipeline volumes in EPI were up 5%, led by stronger oxygen, nitrogen and hydrogen volumes. Liquid bulk volumes in North America declined 3%, and liquid bulk volumes in Europe were at a similar level to last year. Liquid bulk volumes were strong in Asia, up 12%.

Pricing for electronic specialty materials decreased, due to the prolonged nature of the downturn in the electronics industry, excess supply capacity, and customer mix effects. On average, prices for liquid oxygen (LOX) and liquid nitrogen (LIN) in North America remained flat. Underlying price increases of about 3% were offset by the negative year-on-year impact of lower surcharges. LOX/LIN pricing in Europe increased by 2%.

Operating income decreased 5%, or $29.2. Operating income included a net expense of $92.0 for global cost reduction plans as compared to the prior year, which included a net expense of $21.0 for global cost reduction plans. Operating income was favorably impacted by the contribution of acquisitions, increased volumes across most businesses, and favorable currency effects. Partially offsetting these gains were higher operating costs, higher pension and SAP implementation expenses, and lower electronics specialty material pricing.

Gases equity affiliates' income decreased by 6%, or $3.6. The decrease was due primarily to the consolidation of San Fu and the one-time tax benefit related to an asset revaluation at an Italian affiliate recorded in the prior year, offset to some extent by favorable adjustments to customary post-sale liabilities associated with two divested cogeneration plant investments and the impact of currency effects.

2002 vs. 2001

Sales in 2002 declined $410.7, or 10%. Acquisitions, including San Fu in July 2002, accounted for a 2% increase in sales. Underlying base business sales declined 3%, principally due to lower shipments to the electronics industry and lower demand for liquid bulk products in North America and Europe. Electronics was affected by a reduction in customers' global silicon wafer processing due to soft demand for most semiconductor products. The decline in base business sales was partially offset by higher prices for liquid bulk gases and volume growth in EPI. On average, prices for LOX/LIN were up 2%. Excluding surcharge effects, prices for LOX/LIN increased 3%. EPI on-site volumes grew 5%, due to higher hydrogen demand in the refining industry. The impact of lower natural gas cost contractually passed through to customers and divestitures, slightly offset by favorable currency, accounted for the remaining sales decrease of 9%.

Operating income declined $40.9, or 6%, due principally to depressed conditions in the global electronics market and North American steel industry and higher maintenance spending in EPI. The major factors for the decline in operating income of the Electronics business were lower worldwide demand coupled with price declines resulting from excess industry capacity. Operating income in 2002 included a net global cost reduction plan expense of $21.0 as compared to the prior year, which included a net expense of $66.9 for global cost reduction plans. Other factors partially offsetting the operating income decline included the consolidation of San Fu in the fourth quarter of 2002, higher prices and improved Asian volumes.

Equity affiliates' income was down $9.8, or 14%, mainly due to the divestiture of investments in two cogeneration facilities in the fourth quarter of 2001, lower Electronics results and the consolidation of San Fu in the fourth quarter of 2002. Equity affiliates' income in 2002 included a tax benefit related to an asset revaluation at an Italian affiliate.

2004 Outlook

Gases sales are expected to increase based upon volume growth driven by an improved manufacturing environment, the Ashland Electronic Chemicals acquisition, the full year impact of the 2003 U.S. homecare acquisitions, and planned U.S. homecare acquisitions in 2004. Higher shipments are expected for Electronics during the year based on estimates of increased wafer production and demand from the flat-panel display market. Hydrogen volumes are expected to continue to grow as regulatory drivers for clean fuels continue and new plants to serve such demand are brought onstream during the year.

Based on favorable demographics and other trends in the healthcare industry, the company's healthcare business is expected to continue to grow organically. Other industrial end markets are expected to more closely track the general state of the manufacturing economies of the world. The company's current outlook for U.S. manufacturing growth is 2% to 6% in 2004, and volume growth assumptions for the U.S. liquid bulk gases business are tied to this range. Liquid bulk volumes outside the U.S. are also tied to manufacturing growth. The company expects that manufacturing growth in the European region will be below the U.S., while growth in Asia will exceed the U.S. Pricing in the liquid bulk business globally is expected to remain firm as the company continues to attempt to both recover cost increases and restore the business to reinvestment levels of return. Pricing in electronics specialty materials is expected to decline in 2004 as the full year impact of 2003 price reductions and increased volumes taken by customers should result in lower average prices.

Chemicals

The Chemicals segment consists of Performance Materials and Chemical Intermediates. Performance Materials accounted for about two-thirds of the segment's sales. Performance polymers, the largest product line in Performance Materials, uses vinyl acetate monomer (VAM) as its principal raw material. The cost of VAM generally fluctuates with energy prices and industry supply and demand. Performance polymers are sold in several markets, which are also served by competing products that are not derived from VAM, limiting the ability to adjust prices immediately as the cost of VAM increases. Margin fluctuation results from the timing of and ability to adjust prices in response to changes in VAM costs. About one-third of the segment's sales come from Chemical Intermediates, which include polyurethane intermediates and amines. Approximately one-half of Chemical Intermediates are supplied under long-term contracts under which costs are passed through to customers. Methylamines are sold in competitive markets with prices and margins fluctuating with the cost of natural gas and competitors' actions. During 2004, the company will begin purchasing methanol for domestic methylamines production and shut down its methanol production facility. This will have the effect of reducing the volatility of methylamines margins.

Chemicals	**2003**	2002	2001
Sales	**$1,591.2**	$1,451.7	$1,522.8
Operating income	**67.1**	172.5	112.3
Equity affiliates' income	**10.8**	11.7	7.5

2003 vs. 2002

Sales increased 10%, or $139.5. Acquisitions, including Sanwa Chemical Industry Co., Ltd. (Sanwa), accounted for a 1% increase. Underlying base business sales increased 4%, resulting primarily from improved volumes. In Chemical Intermediates, volumes increased 8%, led by polyurethane intermediates (PUI) and higher amines, due to stronger PUI demand, as well as a better market for herbicides. Performance Materials volumes were down 1%, principally due to performance polymers. The impact of favorable currency effects and natural gas cost increases passed through to customers, slightly offset by divestitures, accounted for the remaining sales increase of 5%.

Operating income decreased $105.4. Operating income included a net expense of $58.1 for global cost reduction plans compared to the prior year, which included a net expense of $2.7. The remaining decline in operating income was driven by higher raw material and energy costs and weaker volumes in performance polymers. This decline was partially offset by favorable currency effects and improved volumes in polyurethane intermediates and higher amines.

Chemicals equity affiliates' income decreased $.9. Chemicals equity affiliates' income consists primarily of a global polymers joint venture.

2002 vs. 2001

Sales in 2002 were down $71.1, or 5%. Underlying base business sales declined 2%. The overall volume index was flat, while the aggregate price index was down 2%. In Performance Materials, volumes increased as performance polymers experienced higher demand. In Chemical Intermediates, volumes declined due to reduced demand in the herbicide end market for higher amines. The impact of lower natural gas cost passed through to customers and divestitures accounted for the remaining 3% decrease.

Operating income in 2002 increased $60.2. Operating income included a net expense of $2.7 for global cost reduction plans as compared to the prior year, which included a net expense of $28.6 for global cost reduction plans. The other main factor for the improvement was lower natural gas and lower operating costs, as productivity efforts and constrained spending more than offset inflationary impacts. Higher volumes in Performance Materials, namely in the performance polymers product lines, also contributed favorably to operating income. The impact of lower selling prices was offset by lower raw material costs.

Equity affiliates' income increased $4.2, primarily due to the improved profitability of the global polymers joint venture.

2004 Outlook

In Performance Materials, the expectation is for higher volumes driven by economic growth and the increased sale of new products across the portfolio. The company's outlook for VAM costs assumes relative stability. In Chemical Intermediates, volumes in continuing operations are expected to expand in 2004 in line with the assumed U.S. manufacturing growth range of 2% to 6% and a normal agricultural cycle. The company intends to divest its European methylamines and derivatives business during the year. The timing of this action does not materially affect the segment's total outlook. The company's outlook for raw material costs in Chemical Intermediates includes the shutdown of its methanol production facility early in the year and the start-up of a long-term purchased methanol supply arrangement in the second half of the fiscal year, which should materially reduce chemical raw material cost volatility, principally in the U.S. methylamines business. In the interim period between the shutdown of the company's methanol plant and the start-up of the long-term methanol supply agreement, the company has contracted to purchase methanol on a short-term basis.

A long-term supplier of sulfuric acid, used in the production of dinitrotoluene (DNT), emerged from Chapter 11 bankruptcy protection in June 2003. To facilitate the supplier's ability to emerge from bankruptcy and to continue supplying product to the company, the company agreed to participate in the supplier's financing and has continued to supply additional financing. Total loans to the supplier at 30 September 2003 totaled $39.8. If the supplier does not continue to operate, the sales and profitability of the chemicals segment could be materially impacted on an annual basis because of the company's inability to supply all of its customers' base requirements. The company does not expect a material loss related to this supplier.

Equipment

The Equipment segment designs and manufactures cryogenic and gas processing equipment for air separation, gas processing, LNG and hydrogen purification. The segment also builds cryogenic transportation containers for liquid helium. Equipment is sold worldwide to companies involved in oil and gas recovery and processing, chemical and petrochemical manufacturing, power generation, and steel and primary metal producers. This business is cyclical, primarily impacted by capital spending for expansion of manufacturing capacity.

Equipment	2003	2002	2001
Sales	**$267.8**	$275.6	$250.4
Operating income	**4.2**	20.7	10.0
Equity affiliates' income	**.2**	2.6	2.0

2003 vs. 2002

Sales decreased $7.8, while operating income decreased $16.5. The 2003 results included a net expense of $2.4 for global cost reduction plans. Operating income was lower due to lower helium container sales, lower LNG activity and lower margins in non-LNG product lines. Sales backlog for the Equipment segment increased to $259 at 30 September 2003, compared to $114. It is expected that approximately $200 of the backlog will be completed during 2004.

2002 vs. 2001

Sales in 2002 grew $25.2, while operating income increased $10.7. Operating income in 2001 included a net global cost reduction plan expense of $2.0. The sales and operating income improvement reflected increased activity across several product lines, particularly helium containers and LNG heat exchangers. Additionally, operating income benefited from favorable cost performance. Sales backlog for the Equipment segment declined to $114 at 30 September 2002, compared to $227, due to lower new project activity.

2004 Outlook

The company's outlook for the Equipment segment is for improved operating income in 2004 based on an anticipation of receiving two to four new LNG heat exchanger orders during the year, which should increase Equipment segment profitability in the latter quarters.

All Other

All other principally comprises long-term research and development expense and unallocated corporate expenses and income.

	2003	2002	2001
Operating (loss)	**$(51.6)**	$(32.3)	$(31.8)
Equity affiliates' income	**15.1**	—	—

2003 vs. 2002

Operating loss increased $19.3. This increase reflected expenses associated with portfolio management activities in the current year and favorable adjustments recorded in the prior year related to a divested business and insurance settlements.

Equity affiliates' income represents favorable adjustments to customary post-sale liabilities associated with a divested business that is not associated with any of the company's current segments.

2002 vs. 2001

Operating loss in 2002 was comparable to 2001. 2002 included lower foreign exchange gains and higher corporate expenses. 2001 included a $9.5 net expense for global cost reduction plans and a $6.0 charge for a litigation settlement. 2001 also included a higher favorable adjustment related to a divested business and favorable insurance settlements.

Pension Benefits

The company and certain of its subsidiaries sponsor defined benefit plans that cover a substantial portion of all worldwide employees. Pension benefits earned are generally based on years of service and compensation during active employment. Assets under the company's defined benefit plans consist primarily of equity and fixed-income securities. The amounts recognized in the financial statements for pension benefits are determined on an actuarial basis utilizing several different assumptions.

For 2003, the fair market value of pension plan assets for the company's defined benefit plans as of their valuation date increased to $1,147.5 from $1,012.5. The accumulated benefit obligation for these plans as of their measurement date was $1,815.8 and $1,430.7 for 2003 and 2002, respectively. The increase in the obligation was due principally to a decline in the weighted average discount rate used to measure future benefit obligations to 5.8% from 6.5%.

Approximately 65% of total company defined benefit pension plan assets are held in the U.S. plans. The targeted allocation of the investment portfolio of the U.S. plans is 50% in domestic equities, 20% in international equities, 25% in fixed income and 5% in real estate. The U.K. pension plans, which represent approximately 30% of the total defined benefit plan assets, have a targeted allocation of 50% in domestic equities, 30% in international equities and 20% in fixed income. At 30 September 2003, the actual investment portfolios were essentially in line with the targeted allocations.

Pension Funding

Pension funding includes both contributions to funded plans and benefit payments under unfunded plans. With respect to funded plans, the company's funding policy is that contributions, combined with appreciation and earnings, will be sufficient to pay benefits without creating unnecessary surpluses. In addition, the company ensures that contributions satisfy all legal funding requirements. External actuarial firms analyze the liabilities and demographics of each plan, which helps guide the level of contributions. During 2003 and 2002, the company contributed $61.6 and $54.2, respectively, to the pension plans.

2004 Outlook

Cash contributions are estimated to be approximately $200 in 2004. The company expects to make significant contributions, although at reduced levels from 2004, in succeeding years. Actual future contributions will depend on future funding legislation, discount rates, investment performance, plan design and various other factors.

Significant Assumptions

The company accounts for pension benefits using the accrual method, consistent with the requirements of SFAS No. 87, "Employers' Accounting for Pensions." Actuarial models are used in calculating the pension expense and liability related to the various plans. These models have an underlying assumption that the employees render service over their service lives on a relatively smooth basis; therefore, the expense of benefits earned should follow a similar pattern.

Several assumptions and statistical variables are used in the models to calculate the expense and liability related to the plans. The company, in consultation with its actuaries, determines assumptions about the discount rate, the expected rate of return on plan assets and the future rate of compensation increase. Note 17 to the consolidated financial statements includes disclosure of these rates on a weighted average basis, encompassing both the domestic and international plans. The actuarial models also use assumptions on demographic factors such as retirement, mortality and turnover. The company believes the assumptions are within accepted guidelines and ranges. However, these actuarial assumptions could vary materially from actual results due to economic events and different rates of retirement, mortality and turnover.

One of the critical assumptions used in the actuarial models is the discount rate. This rate is determined at the annual measurement date for each of the various plans and is therefore subject to change each year. The rate reflects the prevailing market rate for high-quality fixed-income debt instruments with maturities corresponding to the expected duration of the benefit obligations on the measurement date. The rate is used to discount the future cash flows of benefit obligations back to the measurement date. A higher discount rate decreases the present value of the benefit obligations and results in lower pension expense. A 50 basis point change in the discount rate impacts pension expense by approximately $18 per year. The weighted average discount rate at the 2003 and 2002 measurement dates was 5.8% and 6.5%, respectively. This decline reflected the market conditions of lower interest rates.

The expected long-term rate of return on plan assets represents the average rate of return to be earned by plan assets over the period that the benefits included in the benefit obligation are to be paid. Lower returns on the plan assets result in higher pension expense. The company uses historic market return trends combined with current market conditions for each asset category to estimate the rate of return. The weighted average actual compound rate of return earned on plan assets for the last ten years was 8.5%. For the last 20 years this rate was 10.6%. A 50 basis point change in the estimated rate of return on plan assets impacts pension expense by approximately $6 per year. The company lowered the weighted average expected rate of return which will be used to determine pension expense in 2004 to 8.4% from 9.1%.

The expected rate of compensation increase is another key assumption. The company determines this rate based on historic trends and comparisons to external rates. A 50 basis point change in the expected rate of compensation increase impacts pension expense by approximately $11 per year. The company lowered the expected rate of compensation increase which will be used to determine pension expense in 2004 to 4.2% from 4.7%. This reduction reflected the lower levels of inflation.

Pension Expense

Pension expense in 2003 was $96.4 compared to $55.7 in 2002. Expense in 2003 included a special termination charge of $12.7 under the global cost reduction plan. Expense in 2002 included $11.4 for special termination, settlement and curtailment charges. In 2001, pension expense was $59.7, including $22.0 for special termination and settlement charges.

The year-to-year variances in pension expense are principally attributable to changes in the discount rate, lower asset returns, and a reduction in the expected rate of return on plan assets. The global weighted average discount rates used to compute pension expense were 6.5%, 7.1% and 7.6% for 2003, 2002 and 2001, respectively. Pension expense includes the expected return on plan assets, as opposed to the actual returns. The expected return on plan assets is determined by applying the expected long-term rate of return to the market-related value of plan assets. The market-related value is a calculated value that amortizes the difference between the actual and expected returns on equity securities ratably over a five-year period. The amortization of these differences reduced the market-related value of assets for 2003 and resulted in higher pension expense. Also contributing to higher expense in 2003 was a decline in the weighted average expected return on plan assets. The return, used in the determination of expense, was 9.1% for 2003 compared to 9.4% for 2002.

2004 Outlook

Pension expense is estimated to be $133 for 2004, which includes anticipated settlement charges of $9. This represents an increase of $37 from 2003, which included a charge of $12.7 for special termination benefits. The increase in estimated pension expense in 2004 is principally the result of a lower discount rate, lower asset returns in prior years and a decrease in the expected long-term rate of return on plan assets. The global weighted average discount rate and the long-term rate of return on plan assets used to compute pension expense for 2004 is 5.8% and 8.4%, respectively.

Additional Minimum Liability

A $147.1 after-tax charge was recorded to comprehensive income within shareholders' equity due to the recognition of an additional minimum liability in 2003. The additional minimum liability is equal to the accumulated benefit obligation less the fair value of pension plan assets in excess of the accrued pension cost. The increase in the additional minimum liability resulted principally from the decline in the discount rate.

In 2002, a $158.2 after-tax charge was recorded to comprehensive income within shareholders' equity due to the recognition of an additional minimum liability and the reversal of prepaid pension plan assets. The increase in the additional minimum liability resulted principally from the decline in the discount rate and the loss in value of plan assets.

Recognition of Actuarial Gains and Losses

At the end of 2003 and 2002, unrecognized actuarial losses for the defined benefit plans were $866.6 and $599.6, respectively. These losses principally reflect a decline in the discount rate and differences between the expected and actual return on plan assets. SFAS No. 87 requires the amortization of unrecognized actuarial gains/losses in excess of certain thresholds into pension expense over the average remaining service lives of the employees to the extent they are not offset by future gains/losses. Amortization of the total unrecognized actuarial loss at the end of 2003 will increase pension expense by approximately $24 in 2004. Future increases in the discount rate and higher than expected returns on plan assets would reduce the unrecognized actuarial losses and resulting amortization in years beyond 2004.

Stock-Based Compensation

The company applies Accounting Principles Board (APB) Opinion No. 25 in accounting for its stock option plans. Accordingly, no compensation expense has been recognized. If the company recognized compensation expense in accordance with SFAS No. 123, net income would have been reduced by $37.9, $40.9 and $30.1 in years 2003, 2002 and 2001, respectively. The company intends to continue applying its current accounting methodology until a new uniform accounting standard for stock options is issued. This is consistent with the company's goal of providing understandable information on a basis comparable with what other companies disclose. See Note 1 and Note 14 to the consolidated financial statements for further information.

Environmental Matters

The company is subject to various environmental laws and regulations in the United States and foreign countries where it has operations. Compliance with these laws and regulations results in higher capital expenditures and costs. Additionally, from time to time, the company is involved in proceedings under the Comprehensive Environmental Response, Compensation and Liability Act (the federal Superfund law), similar state laws and the Resource Conservation and Recovery Act (RCRA) relating to the designation of certain sites for investigation and possible cleanup. The company's accounting policies for environmental expenditures are discussed in Note 1 to the consolidated financial statements.

The amounts charged to earnings on an after-tax basis related to environmental matters totaled $29.6, $24.4 and $21.6 for 2003, 2002 and 2001, respectively. These amounts represent an estimate of expenses for compliance with environmental laws, as well as remedial activities, and costs incurred to meet internal company standards. Such costs are estimated to be $30 and $31 in 2004 and 2005, respectively.

Although precise amounts are difficult to define, the company estimates that in 2003, it spent approximately $16 on capital projects to control pollution versus $14 in 2002. Capital expenditures to control pollution in future years are estimated at $17 in 2004 and $14 in 2005.

It is the company's policy to accrue environmental investigatory, external legal costs and noncapital remediation costs for identified sites when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. The potential exposure for such costs is estimated to range from $9 to a reasonably possible upper exposure of $21. The balance sheet at 30 September 2003 and 2002 included an accrual of $15.3.

Actual costs to be incurred at identified sites in future periods may vary from the estimates, given inherent uncertainties in evaluating environmental exposures. Subject to the imprecision in estimating future environmental costs, the company does not expect that any sum it may have to pay in connection with environmental matters in excess of the amounts recorded or disclosed above would have a materially adverse effect on its financial condition or results of operations in any one year.

Liquidity and Capital Resources

The company maintained a solid financial position throughout 2003. Cash from operations, supplemented with proceeds from asset sales and the beginning of the year cash balance, provided funding for the company's capital spending program, debt repayment and dividend payout. The company is currently rated A/A2 (long-term) and A-1/P-1 (commercial paper), respectively, by Standard & Poor's and Moody's.

Cash Flows

The company's cash flows from operating, investing and financing activities, as reflected in the Consolidated Statements of Cash Flows, are summarized in the following table:

	2003	2002	2001
Cash provided by (used for):			
Operating activities	**$ 1,036.0**	$1,063.9	$1,084.0
Investing activities	**(1,046.6)**	(493.6)	(277.7)
Financing activities	**(182.7)**	(385.0)	(832.9)
Effect of exchange rate changes on cash	**15.8**	2.2	(1.3)
(Decrease) increase in cash and cash items	**$ (177.5)**	$ 187.5	$ (27.9)

Operating Activities

2003 vs. 2002

Net cash provided by operating activities decreased $27.9, or 3%. Before working capital changes, the contribution of net income adjusted for noncash items to cash provided by operating activities was up $38.8. Net income decreased by $128.1. Noncash adjustments favorably contributing to the change in cash provided by operating activities included increased depreciation expense, the larger impairment of long-lived assets in 2003 and a reduced gain on the sale of assets and investments. The increase in depreciation expense of $59.2 was due principally to currency effects from a weaker U.S. dollar and acquisitions. The expenses for the impairment of long-lived assets increased $88.0, principally due to the 2003 global cost reduction plan. The gain on the sale of assets and investments was higher in 2002 by $58.1, principally due to the gain on sale of the U.S. packaged gas business in 2002. Additionally, cash provided by operating activities in 2003 benefited from higher dividend payments from equity affiliates. These favorable impacts were more than offset by deferred income taxes and an increased usage of cash for working capital in 2003. The $38.4 unfavorable impact from deferred income taxes resulted primarily from higher foreign tax benefits. The increase in accounts receivable was primarily due to the impact of natural gas cost contractually passed through to customers. Inventories increased as a result of higher energy and raw material costs. Payables and accrued liabilities increased primarily due to expenses for the 2003 global cost reduction plan.

2002 vs. 2001

Cash provided by operating activities in 2002 declined $20.1, or 2%. Before working capital changes, the contribution of net income adjusted for noncash items to cash provided by operating activities was up $69.5. Net income increased $59.8. Noncash adjustments favorably contributing to the change in cash provided by operating activities included deferred income taxes and a reduced gain on the sale of assets and investments. The favorable impact from deferred income taxes of $26.2 resulted from higher temporary differences associated with foreign subsidiaries. The gain on the sale of assets and investments was higher in 2001 by $38.2 due to the gain on the divestiture of the interest in cogeneration facilities. These favorable impacts were offset by the prior year loss on the early retirement of debt. The change in working capital was due principally to the collection of a tax refund in 2001 associated with a loss on currency hedges.

Investing Activities

2003 vs. 2002

In 2003, cash used for investing activities increased by $553.0, due principally to acquisitions and lower proceeds from the sale of assets and investments. Acquisitions in 2003, totaling $529.6, included Ashland's Electronic Chemicals business for $293.2 in August 2003, AHS for $165.8 in October 2002, additional small homecare businesses and Sanwa. Acquisitions in 2002, totaling $114.8, included the purchase of an additional 22% of the outstanding shares of San Fu, raising the company's ownership interest to 70%. Proceeds from the sale of assets and investments declined $190.8 from the prior year. The company sold its Canadian packaged gas business in April 2003 for proceeds of $41.2. In 2002, the company sold the majority of its U.S. packaged gas business for proceeds of $254.5.

2002 vs. 2001

In 2002, cash used for investing activities increased by $215.9, due principally to lower proceeds from the sale of assets and investments. In 2001, the company sold its investments in two cogeneration projects and certain U.S. cryogenic vessel equipment.

Capital Expenditures

As a result of higher acquisitions, capital expenditures in 2003 totaled $1,170.9, compared to $805.6. As in 2002, additions to plant and equipment in 2003 were largely in support of the worldwide Gases business.

Capital expenditures are detailed in the following table:

	2003	2002	2001
Additions to plant and equipment	**$ 612.9**	$627.6	$708.3
Investments in and advances to unconsolidated affiliates	**6.1**	39.2	38.3
Acquisitions, less cash acquired	**529.6**	114.8	59.2
Long-term debt assumed in acquisitions	**5.2**	20.1	—
Capital leases	**17.1**	3.9	.5
	$1,170.9	$805.6	$806.3

2004 Outlook

Capital expenditures for new plant and equipment in 2004 are expected to be between $650 and $750. In addition, the company intends to continue to evaluate acquisition opportunities and investments in affiliated entities. It is anticipated that these expenditures will be funded primarily with cash from operations.

Financing Activities

2003 vs. 2002

Cash used for financing activities declined $202.3 in 2003, primarily due to a $37.6 increase in short-term borrowings in 2003 versus a $170.9 reduction in 2002. Higher payments on long-term debt in 2003 were partially funded by increased long-term debt proceeds.

2002 vs. 2001

Cash used for financing activities declined $447.9 in 2002. Lower payments on long-term debt of $593.0 were partially offset by a $202.0 reduction in commercial paper borrowings. The company repurchased $541.1 of its outstanding long-term fixed-rate debt during 2001. The average remaining life of the repurchased debt was 18.5 years, and the average coupon was 7.56%. In 2002, the company did not purchase treasury stock, as the share repurchase program was suspended in the fourth quarter of 2001. During 2001, the company purchased 2.1 million of its outstanding shares at a cost of $87.2.

Financing and Capital Structure

Capital needs in 2003 were satisfied with cash from operations, proceeds from asset sales and the beginning of the year cash balance. At the end of 2003, total debt outstanding was $2.5 billion compared to $2.4 billion, with the increase due to the impact of the weaker U.S. dollar on the translation of foreign currency debt. Total debt at 30 September 2003 and 2002 expressed as a percentage of the sum of total debt, shareholders' equity and minority interest was 38.7% and 39.6%, respectively.

Long-term debt financings in 2003 totaled $162.8. This was composed primarily of floating-rate U.S. dollar borrowings and fixed- and floating-rate Taiwan dollar borrowings with terms ranging from four to thirty-five years.

Commercial paper outstanding at 30 September 2003 was $92.2. Substantial credit facilities are maintained to provide backup funding for commercial paper and to ensure availability of adequate sources of liquidity. At 30 September 2003, the company's committed lines of credit totaled $600, maturing in January 2005. No borrowings were outstanding under these commitments at the end of 2003. The company expects to replace these commitments with a new committed facility totaling at least $600, maturing in 2009.

Additional commitments of $25.6 are maintained by the company's foreign subsidiaries, of which $17.1 was borrowed and outstanding at 30 September 2003.

During 2004, the company expects to file a form S-3 Registration Statement with the U.S. Securities and Exchange Commission for the incremental issuance of up to $1 billion of a variety of securities including debt securities, preferred stock and common stock. The primary purpose of this registration is to provide capacity for the company to issue debt securities to replace debt maturing in 2004 and 2005.

The Board of Directors in May 2003 increased the quarterly cash dividend 10%, from 21 cents per share to 23 cents per share. Dividends are declared by the Board of Directors and are usually paid during the sixth week after the close of the fiscal quarter.

Contractual Obligations

The company is obligated to make future payments under various contracts such as debt agreements, lease agreements and unconditional purchase obligations. The following table summarizes these contractual obligations of the company as of 30 September 2003.

		Payments Due by Period					
	Total	2004	2005	2006	2007	2008	Thereafter
Long-term debt obligations:							
Debt maturities	$2,293	$164	$ 793	$276	$492	$116	$452
Contractual interest	477	120	92	59	44	18	144
Capital leases	57	13	24	5	5	1	9
Operating leases	233	50	45	36	17	11	74
Unconditional purchase obligations	592	111	58	43	41	40	299
Total contractual obligations	$3,652	$458	$1,012	$419	$599	$186	$978

Long-Term Debt Obligations

The long-term debt obligations include the maturity payments of long-term debt, including current portion, and the related contractual interest obligations. Refer to Note 11 to the consolidated financial statements for additional information on long-term debt.

Contractual interest is the interest the company is contracted to pay on the long-term debt obligations without taking into account the interest impact of interest rate swaps related to any of this debt, which at current interest rates would reduce contractual interest. The company had $442.5 of long-term debt subject to variable interest rates at 30 September 2003, excluding fixed-rate debt that has been swapped to variable-rate debt. The rate assumed for the variable interest component of the contractual interest obligation was the rate in effect at 30 September 2003. Variable interest rates are primarily determined by LIBOR interest rates in the currency in which the debt is denominated and by U.S. short-term tax-exempt interest rates.

Leases

Refer to Note 12 to the consolidated financial statements for additional information on capital and operating leases.

Unconditional Purchase Obligations

Most of the company's significant long-term unconditional purchase obligations relate to feedstock supply for numerous HyCO (hydrogen, carbon monoxide and syngas) facilities. The price of feedstock supply is principally related to the price of natural gas. However, long-term take-or-pay sales contracts to HyCO customers are generally matched to the term of the feedstock supply obligations and provide recovery of price increases in the feedstock supply. Due to the matching of numerous feedstock supply obligations to customer sales contracts, the company does not believe these obligations would have a material effect on its financial condition or results of operations.

Natural gas supply obligations that are not related to HyCO long-term customer contracts are principally short-term requirements contracts or gas transportation agreements.

The above unconditional purchase obligations also include the fixed demand charge for electric power under numerous supply contracts. A fixed demand charge is generally included in electric power supply agreement pricing and is generally reset at least annually; therefore, the fixed obligation is principally included in 2004. A portion of the power supply requirement relates to long-term take-or-pay sales contracts to industrial gas customers, which provide for recovery of power costs.

The company also has contractual obligations for materials, supplies and services as part of the ordinary conduct of business that are not unconditional purchase obligations and therefore not included in the above table. Critical raw material supply contracts in the Chemicals segment are principally requirements contracts at market prices.

Off-Balance Sheet Arrangements

The company has entered into certain guarantee agreements and an arrangement involving the sale and leaseback of U.S. cryogenic vessel equipment. The company's guarantee agreements are discussed in Note 18 to the consolidated financial statements. Information on the sale and leaseback of U.S. cryogenic vessel equipment is also contained in Note 12 to the consolidated financial statements. The company has not entered into any agreements under which the company has an obligation arising out of a variable interest entity. The company does not have any derivative instruments indexed to the company's own stock. The company's off-balance sheet arrangements are not reasonably likely to have a material impact on financial condition, changes in financial condition, results of operations, or liquidity.

Related Party Transactions

The company's principal related parties are equity affiliates operating in industrial gas and chemicals businesses. The company did not engage in any material transactions involving related parties that included terms or other aspects that differ from those which would be negotiated at arm's length with clearly independent parties.

Market Risks and Sensitivity Analysis

The company's earnings, cash flows and financial position are exposed to market risks relating to fluctuations in interest rates and foreign currency exchange rates. It is the policy of the company to minimize its cash flow exposure to adverse changes in currency and exchange rates and to manage the financial risks inherent in funding the company with debt capital.

The company addresses these financial exposures through a controlled program of risk management that includes the use of derivative financial instruments. Counterparties to all derivative contracts are major financial institutions, thereby minimizing the risk of credit loss. All instruments are entered into for other than trading purposes. The utilization of these instruments is described more fully in Note 6 to the consolidated financial statements. The major accounting policies for these instruments are described in Note 1 to the consolidated financial statements.

The company's derivative and other financial instruments consist of long-term debt (including current portion), interest rate swaps, cross currency interest rate swaps, foreign exchange-forward contracts and foreign exchange-option contracts. The net market value of these financial instruments combined is referred to below as the net financial instrument position. The net financial instrument position does not include other investments of $63.4 at 30 September 2003 and $50.1 at 30 September 2002 as disclosed in Note 6 to the consolidated financial statements. These amounts primarily represent an investment in a publicly traded foreign company accounted for by the cost method. The company assessed the materiality of the market risk exposure on these other investments and determined this exposure to be immaterial.

At 30 September 2003 and 2002, the net financial instrument position was a liability of $2,542.1 and $2,363.0, respectively. The increase in the net financial instrument position was due primarily to the impact of a weaker U.S. dollar on the translation of foreign currency debt and the market value of foreign exchange-forward contracts and the impact of lower global interest rates on the market value of fixed-rate debt.

The analysis below presents the sensitivity of the market value of the company's financial instruments to selected changes in market rates and prices. The range of changes chosen reflects the company's view of changes which are reasonably possible over a one-year period. Market values are the present value of projected future cash flows based on the market rates and prices chosen. The market values for interest rate risk and foreign currency risk are calculated by the company using a third-party software model that utilizes standard pricing models to determine the present value of the instruments based on market conditions (interest rates, spot and forward exchange rates and implied volatilities) as of the valuation date.

Interest Rate Risk

The company's debt portfolio, including swap agreements, as of 30 September 2003 primarily comprised debt denominated in Euros (44%) and U.S. dollars (32%). This debt portfolio is composed of 64% fixed-rate debt and 36% variable-rate debt. Changes in interest rates have different impacts on the fixed- and variable-rate portions of the company's debt portfolio. A change in interest rates on the fixed portion of the debt portfolio impacts the net financial instrument position but has no impact on interest incurred or cash flows. A change in interest rates on the variable portion of the debt portfolio impacts the interest incurred and cash flows but does not impact the net financial instrument position.

The sensitivity analysis related to the fixed portion of the company's debt portfolio assumes an instantaneous 100 basis point move in interest rates from the levels at 30 September 2003 and 2002, with all other variables (including foreign exchange rates) held constant. A 100 basis point increase in market interest rates would result in a decrease of $41 and $52 in the net liability position of financial instruments at 30 September 2003 and 2002, respectively. A 100 basis point decrease in market interest rates would result in an increase of $44 and $55 in the net liability position of financial instruments at 30 September 2003 and 2002, respectively.

Based on the variable-rate debt included in the company's debt portfolio, including the interest rate swap agreements, as of 30 September

2003 and 2002, a 100 basis point increase in interest rates would result in an additional $9 and $8 in interest incurred per year at 30 September 2003 and 2002, respectively. A 100 basis point decline would lower interest incurred by $9 and $8 per year at 30 September 2003 and 2002, respectively.

Foreign Currency Exchange Rate Risk

The sensitivity analysis assumes an instantaneous 10% change in the foreign currency exchange rates from their levels at 30 September 2003 and 2002, with all other variables (including interest rates) held constant. A 10% strengthening of the functional currency of an entity versus all other currencies would result in a decrease of $223 and $188 in the net liability position of financial instruments at 30 September 2003 and 2002, respectively. A 10% weakening of the functional currency of an entity versus all other currencies would result in an increase of $217 and $183 in the net liability position of financial instruments at 30 September 2003 and 2002, respectively.

The primary currencies for which the company has exchange rate exposure are the U.S. dollar versus the Euro, the U.S. dollar versus the U.K. Pound Sterling and the Euro versus the U.K. Pound Sterling. Foreign currency debt, cross currency interest rate swaps and foreign exchange-forward contracts are used in countries where the company does business, thereby reducing its net asset exposure. Foreign exchange-forward contracts also are used to hedge the company's firm and highly anticipated foreign currency cash flows, along with foreign exchange-option contracts. Thus, there is either an asset or cash flow exposure related to all of the financial instruments in the above sensitivity analysis for which the impact of a movement in exchange rates would be in the opposite direction and materially equal (or more favorable in the case of purchased foreign exchange-option contracts) to the impact on the instruments in the analysis.

Inflation

The financial statements are presented in accordance with accounting principles generally accepted in the United States and do not fully reflect the impact of prior years' inflation. While the U.S. inflation rate has been modest for several years, the company operates in many countries with both inflation and currency issues. The ability to pass on inflationary cost increases is an uncertainty due to general economic conditions and competitive situations. It is estimated that the cost of replacing the company's plant and equipment today is greater than its historical cost. Accordingly, depreciation expense would be greater if the expense were stated on a current cost basis.

Critical Accounting Policies and Estimates

Management's Discussion and Analysis of the company's financial condition and results of operations is based on the consolidated financial statements and accompanying notes that have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 1 to the consolidated financial statements describes the company's major accounting policies. Judgments and estimates of uncertainties are required in applying the company's accounting policies in many areas. The following are areas requiring significant judgments and estimates: depreciable lives of plant and equipment, cash flow and valuation assumptions in performing impairment tests of long-lived assets and equity investments, and estimated costs to be incurred for environmental liabilities and pension benefits.

Application of the critical accounting policies discussed below requires management's significant judgments, often as the result of the need to make estimates of matters that are inherently uncertain. If actual results were to differ materially from the estimates made, the reported results could be materially affected. However, the company is not currently aware of any reasonably likely events or circumstances that would result in materially different results.

The company's senior management has reviewed these critical accounting policies and estimates and the Management's Discussion and Analysis regarding them with its audit committee.

Information concerning the company's implementation and impact of new accounting standards issued by the Financial Accounting Standards Board (FASB) is discussed in Note 2. Otherwise, the company did not adopt an accounting policy in the past year that had a material impact on the company's financial condition, change in financial condition or results of operations.

Depreciable Lives of Plant and Equipment

Plant and equipment is recorded at cost and depreciated using the straight-line method, which deducts equal amounts of cost of each asset from earnings every year over its estimated economic useful life. Net plant and equipment at 30 September 2003 totaled $5,637.1, representing 60% of total assets. Depreciation expense during 2003 totaled $640.2, representing 11% of total costs and expenses. Given the significance of plant and equipment and associated depreciation to the company's financial statements, the determination of an asset's economic useful life is considered to be a critical accounting estimate. The estimate is critical for the company's Gases and Chemicals segments, both capital-intensive businesses in which the company owns and operates plant and equipment.

Economic useful life is the duration of time the asset is expected to be productively employed by the company, which may be less than its physical life. Management's assumptions on the following factors, among others, affect the determination of estimated economic useful life: wear and tear, obsolescence, technical standards, contract life, changes in market demand and raw material availability. The company makes estimates and assumptions regarding its competitive position in various end markets and geographic locations.

The estimated economic useful life of an asset is monitored to ensure its appropriateness, especially in light of changed business circumstances. For example, changes in technological advances, changes in the estimated future demand for products, or excessive wear and tear may result in a shorter estimated useful life than originally anticipated. In these cases, the company would depreciate the remaining net book value over the new estimated remaining life, thereby increasing depreciation expense per year on a prospective basis. Likewise, if the estimated useful life is increased, the adjustment to the useful life decreases depreciation expense per year on a prospective basis. Over the past three years, changes in economic useful life assumptions have not had a material impact on the company's reported results.

The company has numerous long-term customer supply contracts, particularly in the gases on-site business. These contracts principally have initial contract terms of 15 to 20 years. Depreciable lives of the production assets related to long-term contracts are matched to the contract lives. Extensions to the contract term of supply frequently occur prior to the expiration of the initial term. As contract terms are extended, the depreciable life of the remaining net book value of the production assets is adjusted to match the new contract term.

The depreciable lives of merchant gas production facilities are principally 15 years. Major chemical production facilities are also generally depreciated over 15 years. The terms of customer contracts associated with products produced at these types of facilities typically have a much shorter term. Management has determined a 15-year life to be appropriate based on historical experience combined with its judgment on future assumptions such as technological advances, potential for obsolescence, competitors' actions, etc. Management monitors its assumptions and may potentially need to adjust depreciable life as circumstances change. A change in the depreciable life for all merchant chemical and gas facilities by one year would impact annual depreciation expense by approximately $20.

Impairment of Long-Lived Assets and Equity Investments

Plant and Equipment

Net plant and equipment at 30 September 2003 totaled $5,637.1. Plant and equipment held for use is grouped for impairment testing at the lowest level for which there are identifiable cash flows. Impairment testing of the asset group occurs whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. The company assesses recoverability by comparing the carrying amount of the asset group to the estimated undiscounted future cash flows expected to be generated by the assets. If an asset group is considered impaired, the impairment loss to be recognized would be measured as the amount by which the asset group's carrying amount exceeds its fair value. Assets to be disposed of by sale are reported at the lower of carrying amount or fair value less cost to sell.

The estimate of plant and equipment fair value is based on estimated discounted future cash flows expected to be generated by the asset group. The assumptions underlying cash flow projections represent management's best estimates at the time of the impairment review. Factors that management must estimate include: industry and market conditions, sales volume and prices, costs to produce, inflation, etc. Changes in key assumptions or actual conditions which differ from estimates could result in an impairment charge. The company uses reasonable and supportable assumptions when performing impairment reviews and cannot predict the occurrence of future events and circumstances that could result in impairment charges. Over the past three years, there have been no impairments of asset groups held for use. As part of the actions taken in the company's global cost reduction plans, recognized impairments of assets to be sold or abandoned were $90.1, $3.7 and $23.8 in 2003, 2002 and 2001, respectively. Refer to the Global Cost Reduction Plans discussion above.

Goodwill

The purchase method of accounting for business combinations requires the company to make use of estimates and judgments to allocate the purchase price paid for acquisitions to the fair value of the net tangible and identifiable intangible assets. Goodwill represents the excess of the aggregate purchase price over the fair value of net assets of an acquired entity. Goodwill, including goodwill associated with equity affiliates, was $793.5 as of 30 September 2003. The majority of the company's goodwill is assigned to reporting units within the Gases segment. Disclosures related to goodwill are included in Note 10 to the consolidated financial statements.

The company adopted SFAS No. 142, "Goodwill and Other Intangible Assets," on 1 October 2001. In accordance with SFAS No.142, goodwill is no longer amortized on a recurring basis but rather is subject to periodic impairment testing. Prior to adopting SFAS No. 142, the company amortized goodwill into income over periods not exceeding 40 years.

The company performs an impairment test annually in the fourth quarter of the fiscal year. In addition, goodwill would be tested more frequently if changes in circumstances or the occurrence of events indicated potential impairment exists. The impairment test requires the company to compare the fair value of business reporting units to carrying value including assigned goodwill. The results of the impairment tests have indicated fair value amounts exceeded carrying amounts by a substantial margin.

The company primarily uses the present value of future cash flows to determine fair value. The company's valuation model assumes a five-year growth period for the business and an estimated exit trading multiple. Management judgment is required in the estimation of future operating results and to determine the appropriate exit multiple. The exit multiple is determined from comparable industry transactions. Future operating results and exit multiples could reasonably differ from the estimates. However, given the substantial margin by which fair value exceeded carrying amounts in the latest goodwill impairment review, the company does not anticipate a material impact on the financial statements from differences in these assumptions.

Equity Investments

Investments in and advances to equity affiliates totaled $553.5 at 30 September 2003. The majority of the company's investments are nonpublicly traded ventures with other companies in the industrial gas or chemicals business. Summarized financial information of equity affiliates is included in Note 8 to the consolidated financial statements. Equity investments are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the investment may not be recoverable.

In the event that a decline in fair value of an investment occurs, and the decline in value is considered to be other than temporary, an impairment loss would be recognized. Management's estimate of fair value of an investment is based on estimated discounted future cash flows expected to be generated by the investee. Changes in key assumptions about the financial condition of an investee or actual conditions which differ from estimates could result in an impairment charge. Over the past three years, there have been no impairment charges associated with an equity investment.

Environmental Liabilities

Accruals for environmental loss contingencies are recorded when it is probable that a liability has been incurred and the amount can reasonably be estimated. The company estimates the exposure for environmental contingencies to range from $9 to a reasonably possible upper exposure of $21. The balance sheet at 30 September 2003 included an accrual of $15.3, primarily as part of other noncurrent liabilities. Management views the measurement of environmental loss contingency accruals as a critical accounting estimate because of the considerable uncertainty surrounding estimation and the need to forecast into the distant future.

In the normal course of business, the company is involved in legal proceedings under the federal Superfund law, similar state environmental laws and RCRA relating to the designation of certain sites for investigation or remediation. Presently, there are approximately 40 sites on which a final settlement has not been reached where the company, along with others, has been designated a potentially responsible party by the Environmental Protection Agency or is otherwise engaged in investigation or remediation. In addition, the company is also involved in cleanup activities at certain of its manufacturing sites. Sites for which the company monitors environmental exposure are related to operations within the Gases and Chemicals segments as well as discontinued businesses.

Measurement of environmental accruals is based on the evaluation of currently available information with respect to each individual site and considers factors such as existing technology, presently enacted laws and regulations, and prior experience in remediation of contaminated sites. An environmental accrual related to cleanup of a contaminated site might include, for example, provision for one or more of the following types of costs: site investigation and testing costs, cleanup costs, costs related to soil and water contamination resulting from tank ruptures, postremediation monitoring costs and outside legal fees. Environmental accruals include costs related to other potentially responsible parties to the extent that the company has reason to believe such parties will not fully pay their proportionate share. The accruals also do not take into account any claims for recoveries from insurance and are not discounted.

As assessments and remediation progress at individual sites, the amount of the projected cost is reviewed periodically, and the accrual is adjusted to reflect additional technical and legal information that becomes available. Management has a well-established process in place to identify and monitor the company's environmental exposures. An environmental accrual analysis is prepared and maintained that lists all environmental loss contingencies, even where an accrual has not been established. This analysis assists in monitoring the company's overall environmental exposure and serves as a tool to facilitate ongoing communication among the company's technical experts, environmental managers, environmental lawyers and financial management to ensure that required accruals are recorded and potential exposures disclosed.

Actual costs to be incurred at identified sites in future periods may vary from the estimates, given the inherent uncertainties in evaluating environmental exposures. Using reasonably possible alternative assumptions of the exposure level could result in an increase to the environmental accrual. Due to the inherent uncertainties related to environmental exposures, a significant increase to the reasonably possible upper exposure level could occur if a new site was designated, the scope of remediation was increased or a significant increase in the company's proportionate share occurred.

Pension Benefits

The company sponsors defined benefit pension plans in various forms for employees who meet eligibility requirements. Several assumptions and statistical variables are used in actuarial models to calculate the pension expense and liability related to the various plans. Assumptions about the discount rate, the expected rate of return on plan assets and the future rate of compensation increases are determined by the company. The actuarial models also use assumptions on demographic factors such as retirement, mortality and turnover. Management considers the accounting for pension benefits critical because of the significance and number of assumptions used. Depending on the assumptions selected, pension expense could vary significantly and have a material effect on reported earnings. The assumptions used can also materially affect the measurement of benefit obligations. For a detailed discussion of the company's pension benefits, see Pension Benefits above and Note 17 to the consolidated financial statements.

New Accounting Standards

In November 2002, the FASB published Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," and the Emerging Issues Task Force (EITF) reached a consensus on Issue No. 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables." In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure." In January 2003, the FASB published Interpretation No. 46, "Consolidation of Variable Interest Entities." In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." In May 2003, the FASB ratified the EITF consensus on Issue No. 01-08, "Determining Whether an Arrangement Contains a Lease." See Note 2 to the consolidated financial statements for information concerning the company's implementation and impact of new accounting standards.

Forward-Looking Statements

The forward-looking statements contained in this document are based on current expectations at the time the document was originally prepared regarding important risk factors. Management does not anticipate publicly updating any of its expectations except as part of the quarterly earnings announcement process.

Actual results may differ materially from those forward-looking statements expressed. In addition to important risk factors and uncertainties referred to in the Management's Discussion and Analysis, factors that might cause forward-looking statements to differ materially from actual results include those specifically referenced as future events or outcomes that the company anticipates as well as, among other things, overall economic and business conditions different than those currently anticipated and demand for the company's goods and services during that time; competitive factors in the industries in which it competes; interruption in ordinary sources of supply; the ability to recover increased energy and raw material costs from customers; spikes in the pricing of natural gas; changes in government regulations; consequences of acts of war or terrorism impacting the United States and other markets; the success of implementing cost reduction programs; the timing, impact, and other uncertainties of future acquisitions or divestitures; significant fluctuations in interest rates and foreign currencies; the impact of tax and other legislation and regulations in jurisdictions in which the company and its affiliates operate; and the timing and rate at which tax credits can be utilized.

Company Responsibility for Financial Statements

The accompanying consolidated financial statements have been prepared by the company. They conform with accounting principles generally accepted in the United States and reflect judgments and estimates as to the expected effects of incomplete transactions and events being accounted for currently. The company believes that the accounting systems and related controls that it maintains are sufficient to provide reasonable assurance that assets are safeguarded, transactions are appropriately authorized and recorded, and the financial records are reliable for preparing such financial statements. The concept of reasonable assurance is based on the recognition that the cost of a system of internal accounting controls must be related to the benefits derived. The company maintains an internal audit function that is responsible for evaluating the adequacy and application of financial and operating controls and for testing compliance with company policies and procedures.

The independent auditors are engaged to perform an audit of the consolidated financial statements in accordance with auditing standards generally accepted in the United States. Their report follows.

The Audit Committee of the Board of Directors entirely comprises individuals who are not employees of the company. This Committee meets periodically with the independent auditors, the internal auditors and management to consider audit results and to discuss significant internal accounting control, auditing and financial reporting matters. The Audit Committee recommends the selection of the independent auditors who are then appointed by the Board of Directors, subject to ratification by the shareholders.

John P. Jones III
Chairman, President and
Chief Executive Officer
24 October 2003

John R. Owings
Vice President and
Chief Financial Officer
24 October 2003

Reports of Independent Auditors

To the Shareholders and Board of Directors of Air Products and Chemicals, Inc.:

We have audited the accompanying consolidated balance sheets of Air Products and Chemicals, Inc. (a Delaware corporation) and subsidiaries as of 30 September 2003 and 2002, and the related consolidated statements of income, cash flows and shareholders' equity for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of Air Products and Chemicals, Inc. for the year ended 30 September 2001 were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those financial statements, before the revisions as described in Note 1 and Note 10 to the financial statements, in their report dated 26 October 2001.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the 2003 and 2002 financial statements referred to above present fairly, in all material respects, the financial position of Air Products and Chemicals, Inc. and subsidiaries as of 30 September 2003 and 2002, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed above, the financial statements of Air Products and Chemicals, Inc. for the year ended 30 September 2001 were audited by other auditors who have ceased operations. As described in Note 1, those financial statements have been revised. We audited the adjustments described in Note 1 that were applied to revise the 2001 financial statements. In our opinion, such adjustments are appropriate and have been properly applied. In addition, as described in Note 10, the financial statements have been revised to include the transitional disclosures required by Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," which was adopted as of 1 October 2001. In our opinion, the disclosures for 2001 in Note 10 are appropriate. However, we were not engaged to audit, review, or apply any procedures to the 2001 financial statements of Air Products and Chemicals, Inc. other than with respect to such adjustments and disclosures, and, accordingly, we do not express an opinion or any other form of assurance on the 2001 financial statements taken as a whole.

KPMG LLP

KPMG LLP
Philadelphia, Pennsylvania
24 October 2003

The following report is a copy of a previously issued Arthur Andersen LLP ("Andersen") report, and the report has not been reissued by Andersen. The Andersen report refers to the consolidated balance sheets as of 30 September 2001 and 2000 and the consolidated statements of income, cash flows and shareholders' equity for the years ended 30 September 2000 and 1999, which are no longer included in the accompanying financial statements.

To the Shareholders and Board of Directors, Air Products and Chemicals, Inc.:

We have audited the accompanying consolidated balance sheets of Air Products and Chemicals, Inc. (a Delaware corporation) and subsidiaries as of 30 September 2001 and 2000, and the related consolidated statements of income, cash flows and shareholders' equity for each of the three years in the period ended 30 September 2001. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Air Products and Chemicals, Inc. and subsidiaries as of 30 September 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended 30 September 2001, in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

Arthur Andersen LLP
Philadelphia, Pennsylvania
26 October 2001

The Financial Statements

Air Products and Chemicals, Inc. and Subsidiaries

Consolidated Income Statements

Year ended 30 September (millions of dollars, except per share)	**2003**	2002	2001
Sales	**$6,297.3**	$5,401.2	$5,857.8
Costs and Expenses			
Cost of sales	**4,613.1**	3,815.7	4,216.4
Selling and administrative	**832.6**	704.3	698.7
Research and development	**121.1**	120.3	121.8
Other (income) expense, net	**(26.5)**	(37.1)	(31.5)
Global cost reduction plans, net	**152.5**	23.1	107.0
Operating Income	**604.5**	774.9	745.4
Income from equity affiliates, net of related expenses	**84.4**	76.2	81.2
Gain on sale of U.S. packaged gas business	**—**	55.7	—
Gain on divestiture of interest in cogeneration facilities	**—**	—	101.6
Loss on early retirement of debt	**—**	—	(75.8)
Interest expense	**123.5**	122.3	191.2
Income Before Taxes and Minority Interest	**565.4**	784.5	661.2
Income tax provision	**147.2**	240.8	190.5
Minority interest in earnings of subsidiary companies	**18.0**	18.3	5.1
Income Before Cumulative Effect of Accounting Change	**400.2**	525.4	465.6
Cumulative effect of accounting change	**(2.9)**	—	—
Net Income	**$ 397.3**	$ 525.4	$ 465.6
Weighted Average of Common Shares Outstanding (in millions)	**219.7**	217.2	214.8
Weighted Average of Common Shares Outstanding Assuming Dilution (in millions)	**223.6**	222.7	219.3
Basic Earnings per Common Share			
Income before cumulative effect of accounting change	**$1.82**	$2.42	$2.17
Cumulative effect of accounting change	**(.01)**	—	—
Net Income	**$1.81**	$2.42	$2.17
Diluted Earnings per Common Share			
Income before cumulative effect of accounting change	**$1.79**	$2.36	$2.12
Cumulative effect of accounting change	**(.01)**	—	—
Net Income	**$1.78**	$2.36	$2.12

The accompanying notes are an integral part of these statements.

Air Products and Chemicals, Inc. and Subsidiaries

Consolidated Balance Sheets

30 September (millions of dollars, except per share)	**2003**	2002
Assets		
Current Assets		
Cash and cash items	**$ 76.2**	$ 253.7
Trade receivables, less allowances for doubtful accounts of $21.8 in 2003 and $12.0 in 2002	**1,188.5**	980.9
Inventories	**483.1**	392.6
Contracts in progress, less progress billings	**82.8**	68.1
Other current assets	**237.3**	214.0
Total Current Assets	**2,067.9**	1,909.3
Investment in Net Assets of and Advances to Equity Affiliates	**553.5**	484.2
Plant and Equipment, at cost	**11,723.2**	10,879.8
Less accumulated depreciation	**6,086.1**	5,502.0
Plant and Equipment, net	**5,637.1**	5,377.8
Goodwill	**725.8**	431.1
Intangible Assets, net	**104.1**	70.9
Other Noncurrent Assets	**343.5**	221.7
Total Assets	**$ 9,431.9**	$ 8,495.0
Liabilities and Shareholders' Equity		
Current Liabilities		
Payables and accrued liabilities	**$ 1,123.5**	$ 839.3
Accrued income taxes	**115.6**	72.9
Short-term borrowings	**165.7**	116.9
Current portion of long-term debt	**176.4**	227.1
Total Current Liabilities	**1,581.2**	1,256.2
Long-Term Debt	**2,168.6**	2,041.0
Deferred Income and Other Noncurrent Liabilities	**1,005.9**	827.4
Deferred Income Taxes	**705.6**	725.6
Total Liabilities	**5,461.3**	4,850.2
Minority Interest in Subsidiary Companies	**188.1**	184.4
Shareholders' Equity		
Common stock (par value $1 per share; issued 2003 and 2002—249,455,584 shares)	**249.4**	249.4
Capital in excess of par value	**493.9**	437.1
Retained earnings	**4,516.6**	4,312.8
Accumulated other comprehensive income (loss)	**(567.2)**	(566.9)
Treasury stock, at cost (2003—22,189,714 shares; 2002—22,236,196 shares)	**(766.1)**	(767.8)
Shares in trust (2003—5,842,391 shares; 2002—8,684,265 shares)	**(144.1)**	(204.2)
Total Shareholders' Equity	**3,782.5**	3,460.4
Total Liabilities and Shareholders' Equity	**$ 9,431.9**	$ 8,495.0

The accompanying notes are an integral part of these statements.

Air Products and Chemicals, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

Year ended 30 September (millions of dollars)	2003	2002	2001
Operating Activities			
Net income	$ 397.3	$ 525.4	$ 465.6
Adjustments to reconcile income to cash provided by operating activities:			
Depreciation	640.2	581.0	573.0
Impairment of long-lived assets	91.7	3.7	23.8
Deferred income taxes	26.8	65.2	39.0
Loss on early retirement of debt	—	—	75.8
Undistributed earnings of unconsolidated affiliates	(6.8)	(44.4)	(46.2)
Gain on sale of assets and investments	(8.4)	(66.5)	(104.7)
Other	6.5	44.1	12.7
Subtotal	1,147.3	1,108.5	1,039.0
Working capital changes, excluding effects of acquisitions and divestitures:			
Trade receivables	(88.0)	(13.1)	63.9
Inventories and contracts in progress	(53.2)	55.1	2.6
Payables and accrued liabilities	13.3	(133.7)	(99.4)
Other	16.6	47.1	77.9
Cash Provided by Operating Activities	1,036.0	1,063.9	1,084.0
Investing Activities			
Additions to plant and equipment	(612.9)	(627.6)	(708.3)
Acquisitions, less cash acquired	(529.6)	(114.8)	(59.2)
Investment in and advances to unconsolidated affiliates	(6.1)	(39.2)	(38.3)
Proceeds from sale of assets and investments	102.1	292.9	497.0
Other	(.1)	(4.9)	31.1
Cash Used for Investing Activities	(1,046.6)	(493.6)	(277.7)
Financing Activities			
Long-term debt proceeds	162.8	61.3	121.0
Payments on long-term debt	(271.0)	(203.6)	(796.6)
Net increase (decrease) in commercial paper and short-term borrowings	37.6	(170.9)	8.0
Dividends paid to shareholders	(188.6)	(175.6)	(165.2)
Purchase of treasury stock	—	—	(87.2)
Issuance of stock for options and award plans	76.5	103.8	87.1
Cash Used for Financing Activities	(182.7)	(385.0)	(832.9)
Effect of Exchange Rate Changes on Cash	15.8	2.2	(1.3)
(Decrease) Increase in Cash and Cash Items	(177.5)	187.5	(27.9)
Cash and Cash Items—Beginning of Year	253.7	66.2	94.1
Cash and Cash Items—End of Year	$ 76.2	$ 253.7	$ 66.2
Cash paid during the year for:			
Interest (net of amounts capitalized)	$ 123.6	$ 124.1	$ 226.7
Taxes (net of refunds)	79.1	136.5	62.6

The accompanying notes are an integral part of these statements.

Air Products and Chemicals, Inc. and Subsidiaries

Consolidated Statements of Shareholders' Equity

(millions of dollars, except per share)	Number of Common Shares Outstanding	Common Stock	Capital in Excess of Par Value	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Shares in Trust	Total
Balance 30 September 2000	214,218,709	$249.4	$342.2	$3,667.9	$(407.8)	$(681.6)	$(348.8)	$2,821.3
Comprehensive Income:								
Net income				465.6				465.6
Net gain on derivatives, net of income tax of $1.1					1.8			1.8
Translation adjustments, net of income tax of $14.1					(43.3)			(43.3)
Net change in unrealized holding gains, net of income tax of $3.8					6.3			6.3
Change in minimum pension liability, net of income tax of $5.8					(9.5)			(9.5)
Comprehensive Income								420.9
Issuance of shares in trust for stock options and award plans	3,362,762		25.0				75.7	100.7
Tax benefit of stock option and award plans			17.7					17.7
Cash dividends ($.78 per share)				(167.6)				(167.6)
Purchase of treasury shares	(2,118,851)					(87.2)		(87.2)
Balance 30 September 2001	215,462,620	$249.4	$384.9	$3,965.9	$(452.5)	$(768.8)	$(273.1)	$3,105.8
Comprehensive Income:								
Net income				525.4				525.4
Net gain on derivatives, net of income tax of $.3					1.1			1.1
Translation adjustments, net of income tax of $29.8					50.1			50.1
Net change in unrealized holding gains, net of income tax of $1.6					(7.4)			(7.4)
Change in minimum pension liability, net of income tax of $81.4					(158.2)			(158.2)
Comprehensive Income								411.0
Issuance of treasury shares and shares in trust for stock options and award plans	3,072,503		30.3			1.0	68.9	100.2
Tax benefit of stock option and award plans			21.9					21.9
Cash dividends ($.82 per share)				(178.5)				(178.5)
Balance 30 September 2002	218,535,123	$249.4	$437.1	$4,312.8	$(566.9)	$(767.8)	$(204.2)	$3,460.4
Comprehensive Income:								
Net income				397.3				397.3
Net loss on derivatives, net of income tax of $2.5					(5.1)			(5.1)
Translation adjustments, net of income tax of $60.3					146.8			146.8
Net change in unrealized holding gains, net of income tax of $3.1					5.1			5.1
Change in minimum pension liability, net of income tax of $71.4					(147.1)			(147.1)
Comprehensive Income								397.0
Issuance of treasury shares and shares in trust for stock options and award plans	2,888,356		34.6			1.7	60.1	96.4
Tax benefit of stock option and award plans			22.2					22.2
Cash dividends ($.88 per share)				(193.5)				(193.5)
Balance 30 September 2003	**221,423,479**	**$249.4**	**$493.9**	**$4,516.6**	**$(567.2)**	**$(766.1)**	**$(144.1)**	**$3,782.5**

The accompanying notes are an integral part of these statements.

Notes to the Financial Statements

(millions of dollars, except per share)

1. Major Accounting Policies

Consolidation Principles

The consolidated financial statements include the accounts of Air Products and Chemicals, Inc. and its majority-owned subsidiary companies (the company). The company consolidates all entities that it controls. The equity method of accounting is used when the company has a 20% to 50% interest in other companies and exercises significant influence. Under the equity method, original investments are recorded at cost and adjusted by the company's share of undistributed earnings or losses of these companies.

Estimates and Assumptions

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Revenue from gases and chemicals sales is recognized as risk and title to the product transfers to the customer which occurs at the time shipment is made. Sales returns and allowances are not a business practice in the industry. Revenues from equipment sale contracts are recorded primarily using the percentage-of-completion method. Under this method, revenues from the sale of major equipment, such as natural gas liquefaction (LNG) heat exchangers and air separation units, are recognized primarily based on labor hours incurred to date compared with total estimated labor hours. Changes to total estimated labor hours and anticipated losses, if any, are recognized in the period determined.

Amounts billed for shipping and handling fees are classified as sales in the consolidated income statements. Costs incurred for shipping and handling are classified as cost of sales.

Plant and Equipment

Plant and equipment is stated at cost less accumulated depreciation. Construction costs, labor and applicable overhead related to installations are capitalized. Expenditures for additions and improvements that extend the lives or increase the capacity of plant assets are capitalized. The costs of maintenance and repairs of plant and equipment are charged to expense as incurred.

Depreciation is recorded using the straight-line method, which deducts equal amounts of the cost of each asset from earnings every year over its expected useful life. The estimated useful lives primarily range from 15 to 30 years (principally 30 years) for buildings and principally from 15 to 20 years for gas generating and chemical facilities, machinery and equipment.

Impairment of Long-Lived Assets

Long-lived assets are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The company assesses recoverability by comparing the carrying amount of the asset to estimated undiscounted future cash flows expected to be generated by the asset. If an asset is considered impaired, the impairment loss to be recognized is measured as the amount by which the asset's carrying amount exceeds its fair value. Long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less cost to sell.

Capitalized Interest

As the company builds new plant and equipment, it includes in the cost of these assets a portion of the interest payments it makes during the year. The amount of capitalized interest was $4.2, $9.4 and $6.0 in 2003, 2002 and 2001, respectively.

Financial Instruments

The company addresses certain financial exposures through a controlled program of risk management that includes the use of derivative financial instruments. The types of derivative financial instruments permitted for such risk management programs are specified in policies set by management. The company currently enters into foreign exchange contracts, including forward, option combination and purchased option contracts, to reduce the effects of fluctuating foreign currency exchange rates. The company currently enters into interest rate swap contracts to reduce interest rate risks and to modify the interest rate characteristics of its outstanding debt. The company is also currently party to cross currency interest rate swap agreements. Major financial institutions are counterparties to these contracts. The company has established counterparty credit guidelines and only enters into transactions with financial institutions of investment grade or better. Management believes the risk of incurring losses related to credit risk is remote, and any losses would be immaterial to consolidated financial results.

The company recognizes derivatives on the balance sheet at fair value. On the date the derivative instrument is entered into, the company generally designates the derivative as either (1) a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment (fair value hedge), (2) a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability (cash flow hedge), or (3) a hedge of a net investment in a foreign operation. Changes in the fair value of a derivative that is designated as and meets all the required criteria for a fair value hedge, along with the gain or loss on the hedged asset or liability that is attributable to the hedged risk, are recorded in current period earnings. Changes in the fair value of a derivative that is designated as and meets all the required criteria for a cash flow hedge are recorded in accumulated other comprehensive income and reclassified into earnings as the underlying hedged item affects earnings. Changes in the fair value of a derivative or foreign currency debt that is designated as and meets all the required criteria for a hedge of a net investment are recorded as translation adjustments in accumulated other comprehensive income. Changes in the fair value of a derivative that is not designated as a hedge are recorded immediately in earnings.

The company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes relating all derivatives that are designated as fair value or cash flow hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The company also formally assesses, both at the inception of the hedge and on an ongoing basis, whether each derivative is highly effective in offsetting changes in fair values or cash flows of the hedged item. If it is determined that a derivative is not highly effective as a hedge, or if a derivative ceases to be a highly effective hedge, the company will discontinue hedge accounting with respect to that derivative prospectively.

Foreign Currency

The value of the U.S. dollar rises and falls day to day on foreign currency exchanges. Since the company does business in many foreign countries, these fluctuations affect the company's financial position and results of operations.

For most foreign operations, local currencies are considered the functional currency. Generally, foreign subsidiaries translate their assets and liabilities into U.S. dollars at current exchange rates—that is, the rates in effect at the end of the fiscal period. The gains or losses that result from this process are shown in accumulated other comprehensive income in the shareholders' equity section of the balance sheet.

The revenue and expense accounts of foreign subsidiaries are translated into U.S. dollars at the average exchange rates that prevailed during the period. Therefore, the U.S. dollar value of these items on the income statement fluctuates from period to period, depending on the value of the dollar against foreign currencies. Some transactions are made in currencies different from an entity's functional currency. Gains and losses from these foreign currency transactions are generally included in income as they occur.

Environmental Expenditures

Accruals for investigatory, external legal costs and noncapital remediation costs are recorded when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. Remediation costs are capitalized if the costs improve the company's property as compared with the condition of the property when originally constructed or acquired, or if the costs prevent environmental contamination from future operations. Costs to operate and maintain the capitalized facilities are expensed as incurred.

The measurement of environmental liabilities is based on an evaluation of currently available facts with respect to each individual site and considers factors such as existing technology, presently enacted laws and regulations and prior experience in remediation of contaminated sites. These liabilities include costs related to other potentially responsible parties to the extent that the company has reason to believe such parties will not fully pay their proportionate share. They also do not take into account any claims for recoveries from insurance and are not discounted. As assessments and remediation progress at individual sites, these liabilities are reviewed periodically and adjusted to reflect additional technical and legal information that becomes available. Actual costs to be incurred at identified sites in future periods may vary from the estimates, given inherent uncertainties in evaluating environmental exposures. The accruals for environmental liabilities are reflected in the balance sheet, primarily as part of other noncurrent liabilities.

Stock-Based Compensation

The company has various stock-based compensation plans as described in Note 14. The company accounts for its stock option plans under the recognition and measurement principles of Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. No compensation expense has been recognized in net income for stock options. The following table illustrates the effect on net income and earnings per share as if the company had applied the fair value recognition provisions of Statement of Financial Accounting Standard (SFAS) No. 123, "Accounting for Stock-Based Compensation," to its stock option plans.

	2003	2002	2001
Net Income, As Reported	**$397.3**	$525.4	$465.6
Deduct total stock option employee compensation expense determined under fair value-based method, net of related tax effects	**(37.9)**	(40.9)	(30.1)
Pro Forma Net Income	**$359.4**	$484.5	$435.5
Basic Earnings per Share			
As reported	**$ 1.81**	$ 2.42	$ 2.17
Pro forma	**1.64**	2.23	2.03
Diluted Earnings per Share			
As reported	**$ 1.78**	$ 2.36	$ 2.12
Pro forma	**1.61**	2.18	2.00

For disclosure purposes, the fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2003	2002	2001
Dividend yield	**2.0%**	2.0%	2.1%
Expected volatility	**30.6%**	30.1%	29.2%
Risk-free interest rate	**3.6%**	4.7%	5.9%
Expected life (years)	**7.9**	7.8	7.6

The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option-pricing models require the input of subjective assumptions, including the expected stock price volatility. Because the company's options have characteristics different from those of traded options, in the opinion of management, the existing models do not necessarily provide a reliable single measure of the fair value of its options.

The weighted average fair value of options granted as calculated by the Black-Scholes option-pricing model was $13.71 per share in 2003, $12.90 per share in 2002 and $12.82 per share in 2001.

Income Taxes

The company accounts for income taxes under the liability method. Under this method, deferred tax liabilities and assets are recognized for the tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities using enacted tax rates. A principal temporary difference results from the excess of tax depreciation over book depreciation because accelerated methods of depreciation and shorter useful lives are used for income tax purposes. The cumulative impact of a change in tax rates or regulations is included in income tax expense in the period that includes the enactment date.

Cash and Cash Items

Cash and cash items include cash, time deposits and certificates of deposit acquired with an original maturity of three months or less.

Allowances for Doubtful Accounts

The allowances for doubtful accounts represent estimated uncollectible receivables associated with potential customer defaults on contractual obligations, usually due to customers' potential insolvency. The allowances include amounts for certain customers where a risk of default has been specifically identified. In addition, the allowances include a provision for customer defaults on a general formula basis when it is determined the risk of some default is probable and estimable but cannot yet be associated with specific customers. The assessment of the likelihood of customer defaults is based on various factors, including the length of time the receivables are past due, historical experience and existing economic conditions.

Inventories

Inventories are stated at the lower of cost or market. The cost of chemical inventories and some gas and equipment inventories in the United States is determined using the last-in, first-out (LIFO) method. The cost of other inventories is principally determined using the first-in, first-out (FIFO) method.

As of 30 September 2003, the company changed its method of accounting for LIFO inventory by reducing the number of LIFO inventory pools from ten pools to three pools. This newly adopted accounting principle is preferable as each pool will include items with similar economic activity. The adoption of this new accounting principle did not have a material effect on the company's financial statements.

Goodwill and Intangible Assets

When a company is acquired, the difference between the fair value of its net assets, including identified intangibles, and the purchase price is goodwill. Goodwill is recorded as a noncurrent asset on the balance sheet.

In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 addresses financial accounting and reporting for acquired goodwill and intangible assets. The Statement provides that goodwill and intangible assets with indefinite lives are no longer amortized on a recurring basis but instead are subject to impairment testing at least annually. The company adopted SFAS No. 142 on 1 October 2001. Accordingly, the company no longer amortizes goodwill, including goodwill associated with investments in equity affiliates. In accordance with the provisions of SFAS No. 142, the company performed impairment tests on goodwill which indicated no impairment of goodwill. Disclosures required by SFAS No. 142 are presented in Note 10.

Prior to 1 October 2001, the company amortized goodwill into income over periods not exceeding 40 years.

Intangible assets with determinable lives primarily consist of customer relationships, noncompete covenants and purchased patents and technology. There were no acquired intangible assets with indefinite lives. The cost of intangible assets with determinable lives is amortized on a straight-line basis over the estimated period of economic benefit. Customer relationships are generally amortized over periods of three to ten years. Noncompete covenants are generally amortized over periods of three to five years based on contractual terms. Purchased patents and technology and other intangibles are amortized based on contractual terms, ranging from eight to twenty years. Amortizable lives are adjusted whenever there is a change in the estimated period of economic benefit. The company reviews long-lived assets, including intangible assets with determinable lives, for impairment whenever events and circumstances indicate the carrying amount of the assets may not be recoverable.

Retirement-Related Benefits

The cost of retiree benefits is recognized over the employees' service period. The company's defined benefit pension plans are accounted for in accordance with SFAS No. 87, "Employers' Accounting for Pensions." Nonpension postretirement benefits are accounted for in accordance with SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." These Statements require the use of actuarial methods and assumptions in the valuation of benefit obligations and the performance of plan assets. Differences between actual and expected results or changes in the value of obligations and plan assets are not recognized as they occur but rather, systematically and gradually over subsequent periods. Refer to Note 17 for disclosures related to the company's pension and other postretirement benefits.

Shares in Trust

The company has established a trust, funded with treasury stock, to provide for a portion of future payments to employees under the company's existing compensation and benefit programs. Shares issued to the trust were valued at market price on the date of contribution and reflected as a reduction of shareholders' equity in the balance sheet. As shares are transferred from the trust to fund compensation and benefit obligations, this equity account is reduced based on the original cost of shares to the trust; the satisfaction of liabilities is based on the fair value of shares transferred; and the difference between the fair value of shares transferred and the original cost of shares to the trust is charged or credited to capital in excess of par value.

Reclassifications

The company changed its reporting for the global cost reduction plans to present the costs on a separate income statement line item within operating income. In 2003, the company recorded a net global cost reduction plan expense of $152.5, which was previously reflected in the income statement as follows: cost of sales $20.6, selling and administrative $34.1, research and development $2.1 and other expense $95.7. In 2002, the company recorded a net global cost reduction plan expense of $23.1, which was previously reflected in the income statement as follows: cost of sales $12.0, selling and administrative $10.8, research and development $.3. In 2001, the company recorded a net global cost reduction plan expense of $107.0, which was previously reflected in the income statement as follows: cost of sales $26.9, selling and administrative $53.4, research and development $.7 and other expense of $26.0.

As of 1 October 2001, the company changed its reporting of demurrage/cylinder income to include it in revenues. Previously, it was included as an offset to cost of sales. The consolidated income statements of the prior periods were adjusted to reflect this reclassification.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections." This Statement rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt," and SFAS No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements." The Statement requires gains and losses from debt extinguishments that are used as part of the company's risk management strategy to be classified as income from operations rather than as extraordinary items, net of tax. The company adopted this Statement as of 1 July 2002. The impact on the company was to reclassify the extraordinary item recorded in the fourth quarter of 2001 to income from continuing operations.

2. New Accounting Standards

Standards Adopted 2003

The company adopted SFAS No. 143, "Accounting for Asset Retirement Obligations," on 1 October 2002. The Statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred. The liability is measured at discounted fair value and is adjusted to its present value in subsequent periods as accretion expense is recorded. The corresponding asset retirement costs are capitalized as part of the carrying amount of the related long-lived asset and depreciated over the asset's useful life. The company's asset retirement obligations are primarily associated with Gases on-site long-term supply contracts under which the company has built a facility on land leased from the customer and is obligated to remove the facility at the end of the contract term. At 1 October 2002, the company recognized transition amounts for existing asset retirement obligation liabilities, associated capitalizable costs and accumulated depreciation. An after-tax transition charge of $2.9 was recorded as the cumulative effect of an accounting change. The ongoing expense on an annual basis resulting from the initial adoption of SFAS No. 143 is approximately $1.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." The Statement supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." The Statement also supersedes APB Opinion No. 30 provisions related to the accounting and reporting for the disposal of a segment of a business. This Statement establishes a single accounting model, based on the framework established in SFAS No. 121, for long-lived assets to be disposed of by sale. The Statement retains most of the requirements in SFAS No. 121 related to the recognition of impairment of long-lived assets to be held and used. Additionally, SFAS No. 144 broadens the definition of businesses that qualify for reporting as discontinued operations and changes the timing of recognizing losses on such operations. The company adopted this Statement as of 1 October 2002, with no material effect on the company's financial statements.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This Statement addresses the accounting for costs associated with disposal activities covered by SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," and with exit (restructuring) activities previously covered by Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity." This Statement nullifies EITF Issue No. 94-3 in its entirety and requires that a liability for all costs be recognized when the liability is incurred. Generally, the ability to accrue for termination benefits at the communication date of a plan in the form of a one-time benefit arrangement is limited. The cost of the termination benefits would be recognized over the future service period of the employees. This Statement does not change the accounting for termination benefits under ongoing benefit arrangements such as those included in the company's global cost reduction plans discussed in Note 3. The company adopted SFAS No. 146 as of 1 October 2002. The adoption of this Statement did not have an impact on the company's financial statements.

In November 2002, the FASB published Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." The Interpretation expands on the disclosure requirements to be made in interim and annual financial statements. The company has included the required disclosures in Note 18. The Interpretation also requires that a liability measured at fair value be recognized for guarantees even if the probability of payment on the guarantee is remote. The recognition provisions applied on a prospective basis for guarantees issued or modified after 31 December 2002. The company has not issued or modified any guarantees subsequent to 31 December 2002.

In November 2002, the EITF reached a consensus on Issue No. 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables." This Issue addresses the appropriate accounting by vendors for arrangements that will result in the delivery of multiple products, services and/or rights to assets that could occur over a period of time. The application of EITF Issue No. 00-21 did not have a material effect on the company's financial statements.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure." SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require more prominent and frequent disclosures in financial statements. Also, SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based employee compensation. The company has included the disclosures prescribed by SFAS No. 148 in Note 1. The company does not intend to change its accounting method for stock-based compensation until a new uniform accounting standard is issued.

In January 2003, the FASB published Interpretation No. 46, "Consolidation of Variable Interest Entities." This Interpretation clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The Interpretation establishes standards under which a Variable Interest Entity should be consolidated by the primary beneficiary. The company does not have an interest in a Variable Interest Entity.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." The adoption of these Statements did not have a material effect on the company's financial statements.

In May 2003, the FASB ratified the EITF consensus on Issue No. 01-08, "Determining Whether an Arrangement Contains a Lease." The EITF consensus applied prospectively to new or modified arrangements beginning after 30 June 2003. The Issue addresses how to determine whether an arrangement contains a lease that is within the scope of SFAS No. 13, "Accounting for Leases." Under the EITF consensus, certain contracts within the company's Gases segment associated with on-site tonnage facilities servicing one customer may potentially be considered leases. In cases where operating-lease treatment is necessary, there would be no change to the company's financial results. In cases where capital-lease treatment is necessary, the timing of revenue and expense recognition would be impacted. Revenue would be recognized immediately for the sale of equipment component of a contract (as compared to the current method of revenue recognition over the life of the arrangement). A portion of revenues formerly reported as sales would be reflected as interest income resulting from the lease receivable. The application of this EITF consensus did not have a material effect on the financial statements in 2003. The impact of the EITF consensus on the company's financial statements beyond 2003 is dependent upon the contracts executed and potential changes in business practices and contractual arrangements.

Standards Adopted 2002

As discussed in Note 1, the company adopted SFAS No. 142 and SFAS No. 145 during 2002.

3. Global Cost Reduction Plans

2003 Plan

In 2003, the company recorded an expense of $152.7 for a global cost reduction plan (2003 Plan). This expense included $56.8 for severance and pension-related benefits and $95.9 for asset disposals and facility closures in the Gases and Chemicals segments.

During the third quarter of 2003, the company completed a capacity utilization analysis in several businesses in the Gases segment. To reduce capacity and costs, several facilities ceased operation as of 30 June 2003. An expense of $37.6 was recognized for the closure of these facilities, net of expected recovery from disposal. A decision was made to terminate several incomplete capacity expansion projects. An expense of $13.0 was recognized for the cost of terminating these projects, net of expected recovery from disposal and redeployment. An expense of $3.6 was also recognized for the planned sale of two real estate properties and the termination of several leases for small facilities. These expenses were principally in the North American merchant and tonnage businesses with a modest amount in the Electronics business.

The rationalization of excess capacity in certain products resulted in a decision to exit certain Chemical Intermediates operations. Late in the quarter ended 30 June 2003, the company decided to pursue the sale of its European methylamines and derivatives business. The company expects to complete the sale by 30 June 2004. Expected proceeds from the sale were determined and a loss was recognized for the difference between the carrying value of the assets and the expected net proceeds from the sale. Additional expenses for the closure of the methanol and ammonia plants in Pensacola, Florida, which made products for internal consumption, were also recognized. The total expense for these actions was $41.7.

In addition to the capacity reduction initiatives, the company continues to implement cost reduction and productivity-related efforts. The divestitures, the capacity reductions and the cost control initiatives will result in the elimination of 461 positions from the company. The company will complete the 2003 Plan by 30 June 2004. Approximately 30% of the position reductions relates to capacity rationalization and divestitures. An additional 40% relates to ongoing productivity efforts and balancing engineering resources with project activity and the remaining 30% relates to a reduction in the number of management positions.

The following table presents the detail of expenses by segment for the global cost reduction plan recorded in 2003:

	Severance	Pension	Other[(A)]	Total
Gases	$27.1	$10.9	$54.2	$ 92.2
Chemicals	14.4	2.0	41.7	58.1
Equipment	2.2	.2	—	2.4
Provision for 2003 Plan	$43.7	$13.1	$95.9	$152.7
Reversal of 2002 Plan	(.2)	—	—	(.2)
Net Expense in 2003	**$43.5**	**$13.1**	**$95.9**	**$152.5**

(A) Asset impairments and related expenses are included in the other category.

2002 Plan

In 2002, the company recorded an expense of $30.8 for a global cost reduction plan (2002 Plan), including U.S. packaged gas divestiture-related reductions. This expense included $27.1 for severance and pension-related benefits and $3.7 for asset impairments related to the planned sale or closure of two small chemical facilities. The 2002 Plan included 333 position eliminations in the areas of manufacturing, engineering, distribution and overheads. The 2002 Plan was completed as expected in March 2003.

The following table presents the detail of expenses by segment for the global cost reduction plan recorded in 2002:

	Severance	Pension	Other[(A)]	Total
Gases	$15.6	$10.6	$ —	$26.2
Chemicals	.8	.1	3.7	4.6
Provision for 2002 Plan	$16.4	$10.7	$3.7	$30.8
Reversal of 2001 Plan	(7.1)	—	(.6)	(7.7)
Net Expense in 2002	$ 9.3	$10.7	$3.1	$23.1

(A) Asset impairments and related expenses are included in the other category.

2001 Plan

In 2001, the company recorded an expense of $109.2 for a global cost reduction plan (2001 Plan). This expense included $79.6 for severance benefits and pension plan settlements and $29.6 for asset impairments and related restructuring charges. The 2001 Plan included 670 position eliminations in the areas of manufacturing, engineering, distribution and overheads. The company decided to divest several small facilities, which required a write-down of the net carrying value to the estimated net realizable value. The 2001 Plan was completed in 2002, with 644 positions eliminated and total expenses of $101.5 incurred. The balance of the accrual of $7.7 was reversed into income during 2002.

The following table presents the detail of expenses by segment for the global cost reduction plan recorded in 2001:

	Severance	Pension	Other[(A)]	Total
Gases	$47.0	$10.3	$11.8	$ 69.1
Chemicals	9.4	1.4	17.8	28.6
Equipment	1.2	.8	—	2.0
Corporate	—	9.5	—	9.5
Provision for 2001 Plan	$57.6	$22.0	$29.6	$109.2
Reversal of 2000 Plan	(2.2)	—	—	(2.2)
Net Expense in 2001	$55.4	$22.0	$29.6	$107.0

(A) Asset impairments and related expenses are included in the other category.

Plan Accrual

The following table summarizes changes to the carrying amount of the accrual for global cost reduction plans:

Balance as of	Severance	Pension	Other[(A)]	Total
30 September 2000	$23.5	$ —	$ —	$ 23.5
Provision	57.6	22.0	29.6	109.2
Noncash expenses	—	(22.0)	(23.8)	(45.8)
Cash expenditures	(29.8)	—	(4.3)	(34.1)
Reverse 2000 Plan balance	(2.2)	—	—	(2.2)
30 September 2001	$49.1	$ —	$ 1.5	$ 50.6
Provision	16.4	10.7	3.7	30.8
Noncash expenses	—	(10.7)	(3.7)	(14.4)
Cash expenditures	(51.6)	—	(.9)	(52.5)
Reverse 2001 Plan balance	(7.1)	—	(.6)	(7.7)
30 September 2002	$ 6.8	$ —	$ —	$ 6.8
Provision	43.7	13.1	95.9	152.7
Noncash expenses	—	(13.1)	(90.1)	(103.2)
Cash expenditures	(11.7)	—	(1.7)	(13.4)
Reverse 2002 Plan balance	(.2)	—	—	(.2)
30 September 2003	**$38.6**	**$ —**	**$ 4.1**	**$ 42.7**

(A) Asset impairments and related expenses are included in the other category.

4. Acquisitions

Acquisitions in 2003, totaling $529.6, included Ashland's Electronic Chemicals business, American Homecare Supply, LLC (AHS), additional small homecare businesses, and Sanwa Chemical Industry Co., Ltd. Acquisitions in 2002, totaling $114.8, principally included the purchase of an additional 22% of the outstanding shares of San Fu Gas Company, Ltd. (San Fu). The acquisitions in 2003 and the San Fu acquisition in 2002 contributed $411.9 and $64.9 to sales and operating income, respectively, for the twelve months ended 30 September 2003.

Ashland's Electronic Chemicals Business

On 29 August 2003, the company acquired the Electronic Chemicals business of Ashland Specialty Chemical Company, a division of Ashland Inc., in a cash transaction valued at $293.2. Goodwill recognized in this transaction amounted to $89.6, of which $21.3 is deductible for tax purposes. Identified intangibles included in this transaction amounted to $27.1. Ashland's Electronic Chemicals business is a leading global supplier of ultrapure specialty chemicals and services used by the electronics industry to make semiconductor devices. With annual revenues of approximately $200, the Electronic Chemicals business of Ashland has a global network of sales and marketing offices in North America, Europe and Asia.

American Homecare Supply, LLC (AHS)

In October 2002, the company acquired AHS, a homecare market leader throughout the northeastern United States, for $165.8. Subsequently, AHS has acquired additional small homecare businesses for $52.3 and has been renamed Air Products Healthcare. Goodwill recognized in these transactions amounted to $152.4, of which $102.1 is deductible for tax purposes. Identified intangibles included in these transactions amounted to $20.7. These acquisitions contributed $155.9 to sales in 2003. Prior to these acquisitions, the company and its affiliates had a homecare position serving approximately 180,000 patients. With these acquisitions, the company and its affiliates will provide home medical services to more than 320,000 patients in 14 countries, a significant step in the company's strategy to be a global healthcare provider.

San Fu Gas Company, Ltd. (San Fu)

In July 2002, the company purchased an additional 22% of the outstanding shares of San Fu, increasing the company's ownership interest from 48% to 70%. Since 1987, the company has had a joint venture ownership of San Fu, the largest industrial gas company in Taiwan. San Fu is a full-service industrial gas and chemical company with a broad product portfolio, supplying specialty gases, electronic piping and equipment, liquid bulk gases, on-site/pipeline gases and chemicals to the Taiwan marketplace. This investment is consistent with the company's strategy of investing in growth markets (Asia) and industries (electronics) and will provide a stronger foundation for growth in both Taiwan and China.

As of 30 June 2002, the company accounted for its investment in San Fu using the equity method. In July 2002, the company obtained control through the acquisition of an additional 22% of the outstanding shares and began to consolidate this investment. San Fu had revenues of approximately $215 for the twelve months ended 30 September 2002. Goodwill recognized in this transaction amounted to $51.4, which was not deductible for tax purposes. Identified intangibles included in this transaction amounted to $19.5. As part of this transaction, put options have been issued which give other shareholders the right to sell San Fu stock to the company at market price when exercised. The options are effective from January 2005 through January 2015 and allow for the sale of all stock owned by other shareholders to the company.

5. Divestitures

Sale of Canadian Packaged Gas Business

On 1 April 2003, the company completed the sale of the majority of its Canadian packaged gas business to the BOC Group for cash proceeds of $41.2.

Sale of U.S. Packaged Gas Business

On 28 February 2002, the company completed the sale of the majority of its U.S. packaged gas business, excluding the electronic gases and magnetic resonance imaging-related helium operations, to Airgas, Inc. This sale included approximately 100 facilities in 30 states associated with the filling and distribution of cylinders, liquid dewars, tube trailers and other containers of industrial gases and nonelectronic specialty gases and the retail selling of welding hard goods, including customer service centers, warehouses and other related assets. The company also sold its packaged gas operations in the Carolinas and in Southern Virginia to National Welders Supply Company, Inc., a joint venture between Airgas and the Turner family of Charlotte, N.C. The assets sold generated approximately $240 in revenues in 2001, with a modest contribution to operating income. For the five months ended 28 February 2002, the revenues were approximately $100, also with a modest contribution to operating income. These facilities employed 1,200 people. The cash proceeds from these transactions were $254.5. The results for 2002 included a gain of $55.7.

Sale of Interest in Cogeneration Facilities

In the fourth quarter of 2001, the company sold its 50% interest in two cogeneration facilities located in Cambria County, Pennsylvania and Orlando, Florida. The Cambria facility uses a coal by-product to generate electricity, with power generation capability of 88 megawatts.

The Orlando facility is a natural gas-fired power plant with power generation capability of 115 megawatts. These investments contributed approximately $11 to net income in 2001. The results for 2001 included a gain of $101.6.

6. Financial Instruments

Currency Risk Management

The company does business in many foreign countries. Therefore, its earnings, cash flows and financial position are exposed to foreign currency risk from foreign currency denominated transactions and net investments in foreign operations.

It is the policy of the company to minimize its cash flow exposure to adverse changes in currency and exchange rates. This is accomplished by identifying and evaluating the risk that the company's cash flows will decline in value due to changes in exchange rates, and by determining the appropriate strategies necessary to manage such exposures. The company's objective is to maintain economically balanced currency risk management strategies that provide adequate downside protection.

The company enters into a variety of foreign exchange contracts, including forward, option combination and purchased option contracts, to hedge its exposure to fluctuations in foreign currency exchange rates. These agreements generally involve the exchange of one currency for a second currency at some future date.

The company enters into foreign exchange contracts, including forward, option combination and purchased option contracts, to reduce the cash flow exposure to foreign currency fluctuations associated with certain monetary assets and liabilities, as well as highly anticipated cash flows and certain firm commitments. Examples of such exposures are the purchase of plant and equipment and export sales transactions. Forward exchange contracts are also used to hedge the value of investments in certain foreign subsidiaries and affiliates by creating a liability in a currency in which the company has a net equity position. The company also uses foreign currency denominated debt to hedge certain net investments in foreign operations.

Certain forward exchange contracts entered into by the company are not designated as hedging instruments. Contracts used to hedge the exposure to foreign currency fluctuations associated with certain monetary assets and liabilities are not designated as hedging instruments, and changes in the fair value of these items are recorded in earnings to offset the foreign exchange gains and losses of the monetary assets and liabilities. Other forward exchange contracts may be used to economically hedge foreign currency exposures that are not designated as hedging instruments due to the immaterial amount of the underlying hedged exposures. Changes in the fair value of these contracts are also recorded in earnings.

Debt Portfolio Management

It is the policy of the company to identify on a continuing basis the need for debt capital and evaluate the financial risks inherent in funding the company with debt capital. Reflecting the result of this ongoing review, the debt portfolio and hedging program of the company is managed with the objectives and intent to (1) reduce funding risk with respect to borrowings made or to be made by the company to preserve the company's access to debt capital and provide debt capital as required for funding and liquidity purposes, and (2) reduce the aggregate interest rate risk of the debt portfolio in accordance with certain debt management parameters.

The company enters into interest rate swap agreements to change the fixed/variable interest rate mix of its debt portfolio in order to maintain the percentage of fixed- and variable-rate debt within the parameters set by management. In accordance with these parameters, the agreements are used to reduce interest rate risks and costs inherent in the company's debt portfolio. The notional amount of these agreements is equal to or less than the designated debt instrument being hedged. The variable rate bases of the swap instruments and the debt to which they are designated are the same. It is the company's policy not to enter into any interest rate swap contracts which lever a move in interest rates on a greater than one-to-one basis.

The company is also party to cross currency interest rate swap contracts. These contracts entail both the exchange of fixed- and floating-rate interest payments periodically over the life of the agreement and the exchange of one currency for another currency at inception and at a specified future date. These contracts effectively convert the currency denomination of a debt instrument into another currency in which the company has a net equity position while changing the interest rate characteristics of the instrument. The contracts are used to hedge intercompany and third-party borrowing transactions and certain net investments in foreign operations.

Fair Value Hedges

For the years ended 30 September 2003 and 2002, there was no material gain or loss recognized in earnings resulting from hedge ineffectiveness or from excluding a portion of derivative instruments' gain or loss from the assessment of hedge effectiveness related to derivatives designated as fair value hedges. Also, the amount recognized in earnings in 2003 and 2002 as a result of a hedged firm commitment no longer qualifying as a fair value hedge was not material.

Cash Flow Hedges

For the years ended 30 September 2003 and 2002, there was no material gain or loss recognized in earnings resulting from hedge ineffectiveness or from excluding a portion of derivative instruments' gain or loss from the assessment of hedge effectiveness related to derivatives designated as cash flow hedges.

The amount reclassified from accumulated other comprehensive income into earnings as a result of the discontinuance of foreign currency cash flow hedges due to the probability of the original forecasted transactions not occurring by the original specified time period was not material in 2003 and 2002. The amount in other comprehensive income expected to be reclassified into earnings in 2004 is also not material.

As of 30 September 2003, the maximum length of time over which the company is hedging its exposure to the variability in future cash flows for forecasted transactions is three years.

Hedges of Net Investments in Foreign Operations

For the years ended 30 September 2003 and 2002, $178.2 and $68.2, respectively, of net losses related to hedges of net investments in foreign operations were included in accumulated other comprehensive income within shareholders' equity.

Fair Value of Financial Instruments

Summarized below are the carrying values and fair values of the company's financial instruments as of 30 September 2003 and 2002.

30 September	**2003 Carrying Value**	**2003 Fair Value**	2002 Carrying Value	2002 Fair Value
Assets (Liabilities)				
Other investments	**$ 63.4**	**$ 63.4**	$ 50.1	$ 50.1
Currency option contracts	**.1**	**.1**	1.1	1.1
Interest rate swap agreements	**21.3**	**21.3**	20.6	20.6
Cross currency interest rate swap contracts	**(9.5)**	**(9.5)**	6.2	6.2
Forward exchange contracts	**(66.1)**	**(66.1)**	(3.5)	(3.5)
Long-term debt, including current portion	**(2,345.0)**	**(2,487.9)**	(2,268.1)	(2,387.4)

The fair values of the company's debt, interest rate swap agreements, cross currency interest rate swap contracts, forward exchange contracts, option combination contracts and purchased foreign currency options are based on estimates using standard pricing models that take into account the present value of future cash flows as of the balance sheet date. The computation of the fair values of these instruments is generally performed by the company.

The fair value of other investments is based principally on quoted market prices. The carrying amounts reported in the balance sheet for cash and cash items, accounts receivable, payables and accrued liabilities, accrued income taxes and short-term borrowings approximate fair value due to the short-term nature of these instruments. Accordingly, these items have been excluded from the above table.

7. Inventories

The components of inventories are as follows:

30 September	**2003**	2002
Inventories at FIFO Cost		
Finished goods	**$327.2**	$276.8
Work in process	**26.8**	35.7
Raw materials and supplies	**165.8**	107.9
	519.8	420.4
Less excess of FIFO cost over LIFO cost	**(36.7)**	(27.8)
	$483.1	$392.6

Inventories valued using the LIFO method comprised 49.3% and 46.1% of consolidated inventories before LIFO adjustment at 30 September 2003 and 2002, respectively. Liquidation of prior years' LIFO inventory layers in 2003, 2002 and 2001 did not materially affect results of operations in any of these years.

FIFO cost approximates replacement cost. The company's inventories have a high turnover, and as a result there is little difference between the original cost of an item and its current replacement cost.

As discussed in Note 1, the company changed its method of accounting for LIFO inventory by reducing the number of LIFO inventory pools. The adoption of this new accounting principle did not have a material effect on the company's financial statements.

8. Summarized Financial Information of Equity Affiliates

The following table presents summarized financial information on a combined 100% basis of the principal companies accounted for by the equity method. Amounts presented include the accounts of the following equity affiliates: Air Products South Africa (50%); Bangkok Cogeneration Company Limited (48.8%); Bangkok Industrial Gases Company Ltd. (50.6%); Daido Air Products Electronics, Inc. (49%); DuPont Air Products Nanomaterials, LLC (50%); Europoort Utility Partners V.O.F. (50%); Helap S.A. (50%); INFRA Group (40%); INOX Air Products Limited (INOX) (49.4%); Island Pipeline Gas (33%); Pure Air on the Lake, L.P. (50%); Sapio Produzione Idrogeno Ossigeno S.r.L. (49%); SembCorp Air Products (HyCo) Pte. Ltd. (40%); Stockton CoGen Company (50%); Tyczka Industrie-Gases GmbH (50%); Wacker Polymer Systems GmbH & CoKG (20%); and principally other industrial gas producers. In the fourth quarter of 2002, the company obtained control of San Fu after increasing its ownership interest from 48% to 70%. Amounts presented include the accounts of San Fu for the periods during which the equity method was applied.

	2003	2002
Current assets	**$ 732.7**	$ 732.6
Noncurrent assets	**1,449.3**	1,148.7
Current liabilities	**537.5**	572.5
Noncurrent liabilities	**526.3**	452.2
Net sales	**1,617.8**	1,608.8
Sales less cost of sales	**601.9**	543.0
Net income	**171.7**	196.3

The company's share of income of all equity affiliates for 2003, 2002 and 2001 was $70.9, $86.4 and $91.1, respectively. These amounts exclude $9.2, $12.5 and $9.9 of related net expenses incurred by the company. Additionally, in 2003, the company recorded favorable adjustments of $22.7 related to prior period divestitures. Dividends received from equity affiliates were $64.1, $42.0 and $44.9 in 2003, 2002 and 2001, respectively.

The investment in net assets of and advances to equity affiliates as of 30 September 2003 and 2002 included investment in foreign affiliates of $518.3 and $449.5, respectively.

As of 30 September 2003 and 2002, the amount of investment in companies accounted for by the equity method included goodwill in the amount of $67.7 and $69.6, respectively. Goodwill is no longer amortized, as discussed in Note 1.

9. Plant and Equipment

The major classes of plant and equipment, at cost, are as follows:

30 September	**2003**	2002
Land	**$ 164.8**	$ 163.3
Buildings	**800.8**	698.6
Gas generating and chemical facilities, machinery and equipment	**10,386.8**	9,616.3
Construction in progress	**370.8**	401.6
	$11,723.2	$10,879.8

10. Goodwill and Intangible Assets

Changes to the carrying amount of consolidated goodwill by segment are as follows:

Balance as of	Gases	Chemicals	Equipment	Total
30 September 2001	$289.2	$87.1	$8.4	$384.7
Acquisitions and adjustments	64.1	—	—	64.1
Goodwill related to the sale of U.S. packaged gas business	(36.3)	—	—	(36.3)
Currency translation and other	15.1	2.5	1.0	18.6
30 September 2002	$332.1	$89.6	$9.4	$431.1
Acquisitions and adjustments	251.3	2.7	—	254.0
Goodwill related to the sale of Canadian packaged gas business	(9.7)	—	—	(9.7)
Currency translation and other	45.5	4.6	.3	50.4
30 September 2003	**$619.2**	**$96.9**	**$9.7**	**$725.8**

In 2003, the increase in goodwill was principally due to the acquisitions of AHS and other U.S. homecare businesses, and Ashland Electronic Chemicals. The 2002 increase in goodwill was principally due to the acquisition of an additional interest in San Fu.

The following table presents the adjusted net income and adjusted per share amounts for the year ended 30 September 2001, as if goodwill had not been amortized. Total goodwill amortization, which is shown after-tax, includes both consolidated companies and equity affiliates.

	2003	2002	2001
Net Income			
As reported	**$397.3**	$525.4	$465.6
Effect of goodwill amortization	—	—	14.8
As adjusted	**$397.3**	$525.4	$480.4
Basic Earnings per Share			
As reported	**$1.81**	$2.42	$2.17
Effect of goodwill amortization	—	—	.07
As adjusted	**$1.81**	$2.42	$2.24
Diluted Earnings per Share			
As reported	**$1.78**	$2.36	$2.12
Effect of goodwill amortization	—	—	.07
As adjusted	**$1.78**	$2.36	$2.19

All acquired intangible assets are subject to amortization. Acquired intangible assets are as follows:

	Gross	Accumulated Amortization	Net
Customer relationships	$ 28.4	$ 4.0	$ 24.4
Patents and technology	70.0	43.5	26.5
Noncompete covenants	10.8	10.5	.3
Other	49.3	29.6	19.7
30 September 2002	$158.5	$ 87.6	$ 70.9
Customer relationships	$ 71.4	$ 12.2	$ 59.2
Patents and technology	70.0	46.9	23.1
Noncompete covenants	15.7	12.1	3.6
Other	49.2	31.0	18.2
30 September 2003	**$206.3**	**$102.2**	**$104.1**

In 2003, the increase in intangible assets was due to the acquisitions of AHS and other U.S. homecare businesses, and Ashland Electronic Chemicals.

Amortization expense for intangible assets was $14.6, $10.1 and $10.9 in 2003, 2002 and 2001, respectively. Projected annual amortization expense for intangible assets as of 30 September 2003 is as follows:

2004	$ 15.8
2005	15.5
2006	13.8
2007	8.7
2008	7.9
Thereafter	42.4
Total	$104.1

11. Long-Term Debt

The following table shows the company's outstanding debt at the end of 2003 and 2002:

30 September	Maturities	2003	2002
Payable in U.S. Dollars:			
Debentures: (effective rate)			
8.50% (8.55%)	2006	**$ 100.0**	$ 100.0
8.75% (8.95%)	2021	**18.4**	18.4
Notes: (effective rate)			
7.375% (7.54%)	2005	**150.0**	150.0
6.25% (6.30%)		**—**	100.0
Medium-term notes:			
Weighted average rate			
Series B 6.7%		**—**	16.0
Series D 6.8%	2004 to 2016	**223.0**	223.0
Series E 7.6%	2008 to 2026	**17.4**	17.4
Series F 6.5%	2007 to 2010	**133.0**	133.0
Other: 1.1%	2004 to 2037	**348.0**	289.2
Less: Unamortized discount		**(1.8)**	(2.6)
Payable in Other Currencies:			
Euro bonds 6.0%	2005	**571.7**	493.5
Euro bonds 6.5%	2007	**350.1**	296.1
Other 4.9%	2004 to 2009	**383.4**	393.1
Capital Lease Obligations:			
United States 5.9%	2004 to 2018	**17.0**	5.7
Foreign 8.4%	2004 to 2007	**34.8**	35.3
		$2,345.0	$2,268.1
Less current portion		**(176.4)**	(227.1)
		$2,168.6	$2,041.0

Various debt agreements to which the company is a party include certain financial covenants and other restrictions, including restrictions pertaining to the ability to create property liens and enter into certain sale and leaseback transactions. The company is in compliance with all financial debt covenants.

The company has obtained the commitment of a number of commercial banks to lend money at market rates whenever needed. These committed lines of credit are also used to support the issuance of commercial paper. At 30 September 2003, the company's committed lines of credit totaled $600, maturing in January 2005. No borrowings were outstanding under these commitments at the end of 2003.

Additional commitments of $25.6 are maintained by the company's foreign subsidiaries, of which $17.1 was borrowed and outstanding at 30 September 2003.

Maturities of long-term debt in each of the next five years are as follows: $176.4 in 2004, $816.8 in 2005, $280.6 in 2006, $497.2 in 2007 and $116.9 in 2008.

In August 2001, the company retired $459.6 of various medium-term notes, as well as $81.5 of an 8.75% debenture, for an aggregate principal retirement of $541.1. A loss of $75.8 was incurred as a result of the early retirement of debt, consisting principally of retirement premiums.

12. Leases

Capital leases, primarily for machinery and equipment, are included with owned plant and equipment on the balance sheet in the amount of $65.9 and $56.5 at the end of 2003 and 2002, respectively. Related amounts of accumulated depreciation are $37.9 and $36.1, respectively.

Operating leases, including month-to-month agreements, cost the company $101.7 in 2003, $102.7 in 2002 and $91.0 in 2001.

During 2001, the company sold and leased back certain U.S. cryogenic vessel equipment resulting in proceeds of $301.9. This operating lease has a five-year term with purchase and renewal options. The company recognized a deferred gain of $134.7 on this sale-leaseback. This amount was included in other noncurrent liabilities.

At 30 September 2003, minimum payments due under leases are as follows:

	Capital Leases	Operating Leases
2004	$13.2	$ 49.9
2005	24.0	44.7
2006	5.2	35.6
2007	5.3	16.6
2008	1.1	11.6
2009 and thereafter	8.3	74.4
	$57.1	$232.8

The present value of the above future capital lease payments is included in the liability section of the balance sheet. At the end of 2003, $12.7 was classified as current and $39.1 as long term.

13. Capital Stock

The authorized Capital Stock consists of 25 million preferred shares with a par value of $1 per share, none of which was outstanding at 30 September 2003, and 300 million shares of Common Stock with a par value of $1 per share.

In 1994, the company established a trust to fund a portion of future payments to employees under existing compensation and benefit programs. The trust, which is administered by an independent trustee, was initially funded with 20 million shares of Treasury Stock. It does not increase or alter the amount of benefits or compensation that is paid under existing plans. The establishment of the trust does not have an effect on earnings per share or return on average shareholders' equity.

In 1998, the Board of Directors adopted a shareholder rights plan under which common stockholders receive an associated right to purchase one one-thousandth (1/1,000) of a share of Series A Participating Cumulative Preferred Stock, par value $1 per share. Such rights are exercisable at a price of $345 and only in the event of certain changes or potential changes in the beneficial ownership of the company's Common Stock, which could result in a person or group owning more than 15% of the outstanding Common Stock ("Acquiring Person"). If such rights become exercisable, the rights would entitle the stockholder (other than the Acquiring Person) to purchase for the purchase price (i) that number of one one-thousandths of a share of Series A Participating Cumulative Preferred Stock or (ii) that number of shares of common stock of the surviving company (in the event of a business combination with the Acquiring Person or asset purchase of 50% or more of the company's assets by the Acquiring Person), with a value equal to two times the purchase price of the right. The rights will expire on 19 March 2008 unless earlier redeemed by the company.

14. Stock Option and Award Plans

Stock Options

Under various plans, executives, employees and outside directors receive awards of options to purchase common stock. Under all option awards, the terms are fixed at the grant date. Generally, the exercise price equals the market price of the company's stock on the date of the grant. Options under the plans generally vest from one to three years, and the option's maximum term is 10 years. Options issued to directors are exercisable six months after the grant date.

The company has savings-related stock option plans in which eligible employees in the United Kingdom may purchase stock at a price based on 90% of the stock price on the grant date.

The following table reflects activity under all stock option plans:

	Number of Shares	Average Price
Outstanding at 30 September 2000	22,156,498	$30.18
Granted	4,592,600	35.83
Exercised	(3,039,223)	24.93
Forfeited	(536,668)	33.61
Outstanding at 30 September 2001	23,173,207	$31.69
Granted	5,454,587	37.82
Exercised	(2,741,980)	27.51
Forfeited	(422,442)	36.56
Outstanding at 30 September 2002	25,463,372	$33.44
Granted	4,648,050	42.08
Exercised	(2,712,226)	27.01
Forfeited	(193,390)	34.58
Outstanding at 30 September 2003	**27,205,806**	**$35.14**
Exercisable at end of year	17,042,215	
Available for future grant at end of year	11,522,747	

The following tables summarize information about options outstanding and exercisable at 30 September 2003:

	Options Outstanding		
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price
19.56–24.79	1,273,625	2.50	$23.73
26.03–29.47	7,828,628	4.42	28.37
30.01–41.69	13,377,353	6.55	38.04
41.96–52.19	4,726,200	8.97	43.31

	Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Exercise Price
19.56–24.79	1,273,625	$23.73
26.03–29.47	7,828,628	28.37
30.01–41.69	7,900,296	38.58
41.96–52.19	39,666	44.18

Other Awards

The company granted deferred stock units identified as performance shares to executive officers and other key employees. These awards provide for the issuance of common stock based on certain management objectives achieved by the end of the performance period. The performance period is the one- or two-year period following the grant date. The performance shares are payable either at the end of the performance period or after retirement. The number of shares outstanding and earned for these awards was 500,808 and 370,446 share units as of 30 September 2003 and 2002, respectively.

Prior to the issuance of performance shares, the company granted deferred stock units as career share awards in 1992 through 1997 to certain executive officers and other key employees. Career shares are deferred stock units payable in shares of stock after retirement. Career share awards equivalent to 533,206 and 666,958 shares of stock were outstanding at the end of 2003 and 2002, respectively.

Deferred stock units equivalent to 213,221 and 416,797 shares of stock were outstanding at the end of 2003 and 2002, respectively.

Compensation cost is charged to expense over the periods during which employees perform related services. Compensation expense recognized relating to the programs granting deferred stock units was $3.8 in 2003, $3.1 in 2002 and $8.5 in 2001.

15. Earnings Per Share

The calculation of basic and diluted earnings per share (EPS) is as follows:

30 September	2003	2002	2001
Numerator			
Used in basic and diluted EPS			
Income before cumulative effect of accounting change	**$400.2**	$525.4	$465.6
Cumulative effect of accounting change	**(2.9)**	—	—
Net Income	**$397.3**	$525.4	$465.6
Denominator			
Weighted average number of common shares used in basic EPS (in millions)	**219.7**	217.2	214.8
Effect of dilutive securities (in millions):			
Employee stock options	**3.4**	4.8	3.6
Other award plans	**.5**	.7	.9
	3.9	5.5	4.5
Weighted average number of common shares and dilutive potential common shares used in diluted EPS	**223.6**	222.7	219.3
Basic EPS			
Income before cumulative effect of accounting change	**$1.82**	$2.42	$2.17
Cumulative effect of accounting change	**(.01)**	—	—
Net Income	**$1.81**	$2.42	$2.17
Diluted EPS			
Income before cumulative effect of accounting change	**$1.79**	$2.36	$2.12
Cumulative effect of accounting change	**(.01)**	—	—
Net Income	**$1.78**	$2.36	$2.12

Diluted EPS reflects the potential dilution that could occur if stock options or other contracts to issue common stock were exercised or converted into common stock. The incremental shares are included using the treasury stock method, which assumes the proceeds from exercise are used by the company to purchase common stock at the average market price during the period. The incremental shares (difference between shares assumed to be issued versus purchased), to the extent they would have been dilutive, are included in the denominator of the diluted EPS calculation.

Options on 3.4 million shares, .1 million shares and 2.8 million shares of common stock were excluded from the computation of diluted earnings per share for 2003, 2002 and 2001, respectively. The exercise price of these options was greater than the average market price of the common shares for the respective years, and therefore the effect would have been antidilutive.

16. Income Taxes

The following table shows the components of the provision for income taxes:

	2003	2002	2001
Federal			
Current	**$ 19.2**	$123.4	$ 98.2
Deferred	**47.6**	20.0	27.9
	66.8	143.4	126.1
State			
Current	**6.8**	4.6	(.6)
Deferred	**4.4**	14.8	14.9
	11.2	19.4	14.3
Foreign			
Current	**94.4**	47.6	53.9
Deferred	**(25.2)**	30.4	(3.8)
	69.2	78.0	50.1
	$147.2	$240.8	$190.5

The significant components of deferred tax assets and liabilities are as follows:

30 September	2003	2002
Gross Deferred Tax Assets		
Pension and other compensation accruals	**$ 322.9**	$ 210.9
Tax loss and investment tax credit carryforwards	**47.2**	40.1
Reserves and accruals	**23.9**	18.6
Foreign currency translation adjustment	**113.3**	83.1
Postretirement benefits	**30.0**	29.8
Inventory	**22.2**	18.5
Other	**104.5**	72.1
Valuation allowance	**(10.8)**	(15.4)
Deferred Tax Assets	**$ 653.2**	$ 457.7
Gross Deferred Tax Liabilities		
Plant and equipment	**$ 875.8**	$ 859.1
Investment in partnerships	**111.8**	99.6
Employee benefit plans	**62.4**	26.5
Currency gains	**19.4**	18.7
Other	**125.7**	119.5
Deferred Tax Liabilities	**$1,195.1**	$1,123.4
Net Deferred Income Tax Liability	**$ 541.9**	$ 665.7

Net current deferred tax assets of $54.9 and net noncurrent deferred tax assets of $108.8 were included in other current assets and other noncurrent assets at 30 September 2003, respectively. Net current deferred tax assets of $47.7 and net noncurrent deferred tax assets of $12.2 were included in other current assets and other noncurrent assets at 30 September 2002, respectively.

Foreign and state operating loss carryforwards as of 30 September 2003 were $78.4 and $263.1, respectively. The foreign losses have an unlimited carryover period. State operating loss carryforwards are available through 2023. Foreign capital loss carryforwards were $1.3 on 30 September 2003 and have an unlimited carryover period.

The valuation allowance as of 30 September 2003 primarily relates to the tax loss carryforwards referenced above. If events warrant the reversal of the $10.8 valuation allowance, it would result in a reduction of tax expense.

Major differences between the United States federal statutory rate and the effective tax rate are:

(percent of income before taxes)	2003	2002	2001
U.S. federal statutory rate	**35.0%**	35.0%	35.0%
State taxes, net of federal tax benefit	**1.4**	1.6	1.8
Income from equity affiliates	**(3.7)**	(3.2)	(3.4)
Foreign tax credits and refunds on dividends received from foreign affiliates	**(2.9)**	.2	.3
Export tax benefits	**(1.2)**	(1.0)	(.9)
Restructuring of operations	**—**	—	(1.5)
Other	**(1.7)**	(1.2)	(2.3)
Effective Tax Rate after Minority Interest	**26.9%**	31.4%	29.0%
Minority interest	**(.9)**	(.7)	(.2)
Effective Tax Rate	**26.0%**	30.7%	28.8%

The following table summarizes the income of U.S. and foreign operations, before taxes and minority interest:

	2003	2002	2001
Income from consolidated operations:			
United States	**$293.9**	$463.7	$416.0
Foreign	**177.9**	232.1	154.1
Income from equity affiliates	**93.6**	88.7	91.1
	$565.4	$784.5	$661.2

The company does not pay or record U.S. income taxes on the undistributed earnings of its foreign subsidiaries as long as those earnings are permanently reinvested in the companies that produced them. These cumulative undistributed earnings are included in consolidated retained earnings on the balance sheet and amounted to $1,117.1 at the end of 2003. An estimated $248.1 in U.S. income and foreign withholding taxes would be due if these earnings were remitted as dividends after payment of all deferred taxes.

17. Pension and Other Postretirement Benefits

The company and certain of its subsidiaries sponsor defined benefit pension plans that cover a substantial portion of all worldwide employees. Pension benefits earned are generally based on years of service and compensation during active employment.

The company provides other postretirement benefits consisting of healthcare and life insurance benefits to certain retirees. Healthcare benefits are contributory, with contribution percentages adjusted periodically. The life insurance plan is noncontributory. The plans are unfunded.

The following table presents the benefit obligation and funded status of the domestic pension plans and other postretirement plan benefits as of 30 September and certain foreign pension plans as of 30 June:

	Pension Benefits		Other Benefits	
	2003	2002	**2003**	2002
Change in Benefit Obligation				
Benefit obligation at beginning of year	**$ 1,780.1**	$1,475.7	**$ 76.8**	$ 65.5
Service cost	**59.3**	50.1	**4.2**	4.4
Interest cost	**117.5**	104.8	**5.8**	4.7
Amendments	**10.2**	1.2	**—**	(3.6)
Actuarial loss	**247.8**	180.3	**14.7**	13.6
Special termination benefits, settlements and curtailments	**12.5**	1.8	**.4**	(.3)
Plan participant contributions	**7.9**	3.5	**—**	—
Benefits paid	**(70.9)**	(71.0)	**(8.6)**	(7.5)
Currency translation/other	**50.7**	33.7	**—**	—
Benefit obligation at end of year	**$ 2,215.1**	$1,780.1	**$ 93.3**	$ 76.8
Change in Plan Assets				
Fair value of plan assets at beginning of year	**$ 1,012.5**	$1,090.8	**$ —**	$ —
Actual return (loss) on plan assets	**104.5**	(89.7)	**—**	—
Company contributions	**61.6**	54.2	**8.6**	7.5
Plan participant contributions	**7.9**	3.5	**—**	—
Benefits paid	**(70.9)**	(72.1)	**(8.6)**	(7.5)
Currency translation/other	**31.9**	25.8	**—**	—
Fair value of plan assets at end of year	**$ 1,147.5**	$1,012.5	**$ —**	$ —
Funded status of the plans	**$(1,067.6)**	$ (767.6)	**$(93.3)**	$(76.8)
Unrecognized actuarial loss (gain)	**866.6**	599.6	**14.2**	(.4)
Unrecognized prior service cost	**23.0**	19.0	**(3.2)**	(4.0)
Unrecognized net transition liability (asset)	**.7**	(2.6)	**—**	—
Net amount recognized	**$ (177.3)**	$ (151.6)	**$(82.3)**	$(81.2)
Total Recognized Amounts in the Balance Sheet Consist of:				
Prepaid benefit cost	**$ 11.5**	$ 3.6	**$ —**	$ —
Accrued benefit liability	**(689.4)**	(429.9)	**(82.3)**	(81.2)
Intangible asset	**22.8**	15.4	**—**	—
Accumulated other comprehensive income – pretax	**477.8**	259.3	**—**	—
Net amount recognized	**$ (177.3)**	$ (151.6)	**$(82.3)**	$(81.2)
Weighted Average Assumptions Used to Determine Benefit Obligations:				
Discount rate	**5.8%**	6.5%	**6.0%**	6.8%
Rate of compensation increase	**4.2%**	4.7%	**4.5%**	5.0%

The components of net pension and other postretirement benefit cost for 2003, 2002 and 2001 are set forth in the following table:

	Pension Benefits			Other Benefits		
	2003	2002	2001	**2003**	2002	2001
Components of Net Periodic Benefit Cost						
Service cost	**$ 59.3**	$ 50.1	$ 42.9	**$ 4.2**	$ 4.4	$ 4.1
Interest cost	**117.5**	104.8	96.3	**5.8**	4.7	4.9
Expected return on plan assets	**(114.9)**	(112.2)	(102.9)	**—**	—	—
Prior service cost amortization	**3.7**	2.2	2.7	**(.7)**	(.2)	(.1)
Actuarial loss (gain) amortization	**16.3**	3.4	2.2	**—**	(.7)	(1.2)
Transition amount amortization	**(3.3)**	(4.0)	(3.5)	**—**	—	—
Settlement and curtailment charges	**—**	1.6	9.5	**—**	(2.1)	—
Special termination benefit	**12.7**	9.8	12.5	**.4**	1.5	.9
Net periodic benefit cost	**$ 91.3**	$ 55.7	$ 59.7	**$ 9.7**	$ 7.6	$ 8.6
Weighted Average Assumptions Used to Determine Net Cost						
Discount rate	**6.5%**	7.1%	7.6%	**6.8%**	7.5%	8.0%
Expected return on plan assets	**9.1%**	9.4%	9.5%	**—**	—	—
Rate of compensation increase	**4.7%**	4.7%	4.7%	**5.0%**	5.0%	5.0%

During 2003, 2002 and 2001, the company incurred charges for special termination benefits as part of enhanced benefit programs offered under the global cost reduction plans discussed in Note 3.

The accumulated benefit obligation for all defined benefit pension plans was $1,815.8 and $1,430.7 at the end of 2003 and 2002.

The company's pension plans asset target allocation for 2004 and allocation at 30 September 2003 are as follows:

Asset Category	2004 Target Allocation	2003 Percentage of Plan Assets
Equity securities	67–73%	71%
Debt securities	20–30	23
Real estate	4–8	5
Other	0–5	1
Total		100%

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plans' assets were $2,141.0, $1,758.4 and $1,072.6, respectively, at the end of 2003, and $1,723.1, $1,390.5 and $964.2, respectively, at the end of 2002.

A $147.1 after-tax charge was recorded to comprehensive income within shareholders' equity due to the recognition of an additional minimum liability in 2003. The additional minimum liability is equal to the accumulated benefit obligation less the fair value of pension plan assets in excess of the accrued pension cost. The increase in the additional minimum liability resulted principally from the decline in the discount rate. In 2002, a $158.2 after-tax charge was recorded to comprehensive income within shareholders' equity due to the recognition of an additional minimum liability and the reversal of prepaid pension assets. The increase in the additional minimum liability resulted principally from the decline in the discount rate and the loss in value of plan assets.

Certain international operations have defined benefit pension plans that are not presented in the tables above. These international operations had accrued pension liabilities of $16.7 as of 30 September 2003. Pension expense associated with these plans for 2003 was $5.1.

The effect of a change in the healthcare trend rate is slightly tempered by a cap on average retiree medical cost. A one percentage point change in the assumed healthcare cost trend rate would have the following effects:

	1 Percentage Point Increase	1 Percentage Point Decrease
Effect on total of service and interest cost	$ —	$ (.1)
Effect on the postretirement benefit obligation	1.0	(1.0)

For measurement purposes, a 9.5% annual rate of increase in the per capita cost of covered healthcare benefits was assumed for 2004. The rate was assumed to decrease gradually to 5.0% for 2006 and thereafter.

The company maintains a nonleveraged employee stock ownership plan (ESOP) which forms a portion of the Air Products and Chemicals, Inc. Retirement Savings and Stock Ownership Plan (RSSOP). The ESOP was established in May of 2002. The balance of the RSSOP is a qualified defined contribution plan including a 401(k) elective deferral component. Substantially all U.S. employees are eligible and participate. Dividends paid on ESOP shares are treated as ordinary dividends by the company. Under existing tax law, the company may deduct dividends which are paid with respect to shares held by the plan. Shares of the company's common stock in the ESOP totaled 7,973,107 as of 30 September 2003.

The company matches a portion of the participants' contributions to the RSSOP. Matching contributions expensed to income in 2003, 2002 and 2001 were $13.8, $14.2 and $14.3, respectively.

18. Other Commitments and Contingencies

The company in the normal course of business has commitments, lawsuits, contingent liabilities and claims. The company is also party to certain guarantee and warranty agreements. However, the company does not expect that any sum it may have to pay in connection with these matters, or the matters described below, will have a materially adverse effect on its consolidated financial position or results of operations.

Guarantees and Warranties

The company is a party to certain guarantee agreements, including a residual value guarantee, debt guarantees of equity affiliates and equity support agreements. These guarantees are contingent commitments that are related to activities of the company's primary businesses.

In September 2001, the company entered into an operating lease of U.S. cryogenic vessel equipment, which included a residual value guarantee not to exceed $256. The guarantee extends to September 2006.

The company has guaranteed repayment of some borrowings of certain foreign equity affiliates. At 30 September 2003, these guarantees have terms primarily in the range of one to seven years, with maximum potential payments of $18.

The company has entered into an equity support agreement related to the financing of an air separation facility being constructed in Trinidad for a venture in which the company, through equity affiliates, owns 50%. The maximum potential payments, under a joint and several guarantee with the partner, are $72 upon commencement of operations. The maximum exposure under the equity support agreement declines over time as an underlying loan balance is amortized. Additionally, the company and its partner provided guarantees of certain obligations related to the normal operations of this facility. The maximum potential payments, under the joint and several operations guarantees, are $32. The total combined maximum potential payments, under the joint and several equity support agreement and the operations guarantees, are $104. The term of these guarantees is related to the underlying twenty-year customer gas supply contract from the facility.

An equity support agreement was entered into related to the financing of a cogeneration project. At 30 September 2003, the remaining term of this guarantee is 15 months, with maximum potential payments of $15. A partner in this project has agreed to fund approximately half of any required equity contribution.

The company has not accrued any amounts related to these guarantees. To date, no equity contributions or payments have been required since the inception of these guarantees. The fair value of the above guarantees totals approximately $10.

The company, in the normal course of business operations, has issued product warranties in its Equipment segment. Also, contracts often contain standard terms and conditions which typically include a warranty and indemnification to the buyer that the goods and services purchased do not infringe on third-party intellectual property rights. The provision for estimated future costs relating to warranties is not material to the consolidated results of operations.

Environmental

The company has accrued for certain environmental investigatory, external legal costs and noncapital remediation costs consistent with the policy set forth in Note 1. The potential exposure for such costs is estimated to range from $9 to a reasonably possible upper exposure of $21. The balance sheet at 30 September 2003 includes an accrual of $15.3.

Other Commitments

The company has entered into put option agreements with certain affiliated companies. In 1999, the company made an investment in INOX, an Indian industrial gases company. As part of this transaction, put options were issued which give other shareholders the right to require the company to purchase shares of INOX (approximately 5.1 million) at a predefined exercise price. The option period begins January 2004 and extends through January 2006. The option price during the first year is 570 Rupees per share and during the second year 630 Rupees per share. The U.S. dollar price of purchasing all 5.1 million shares in 2004 based on current exchange rates would be approximately $64. In 2002, the company entered into a put option agreement as part of the San Fu acquisition as discussed in Note 4.

At the end of 2003, the company had purchase commitments to spend approximately $286 for additional plant and equipment.

19. Supplemental Information

Payables and Accrued Liabilities

30 September	2003	2002
Trade creditors, payables and accrued expenses	**$ 547.3**	$480.0
Accrued payroll and employee benefits	**115.4**	128.1
Pension benefits	**189.8**	22.9
Customer advances	**62.5**	57.6
Accrued interest expense	**40.3**	40.1
Outstanding checks payable in excess of certain cash balances	**35.9**	24.7
Miscellaneous	**132.3**	85.9
	$1,123.5	$839.3

Short-Term Borrowings

30 September	2003	2002
Bank obligations	**$ 73.5**	$116.9
Commercial paper	**92.2**	—
	$165.7	$116.9

The weighted average interest rate of short-term borrowings outstanding as of 30 September 2003 and 2002 was 2.1% and 3.7%, respectively.

Deferred Income and Other Noncurrent Liabilities

30 September	2003	2002
Deferred gain on sale-leaseback of U.S. cryogenic vessel equipment	**$ 134.7**	$134.7
Pension benefits	**515.1**	410.8
Postretirement benefits	**71.6**	62.2
Derivative instruments	**76.3**	17.1
Miscellaneous	**208.2**	202.6
	$1,005.9	$827.4

Accumulated Other Comprehensive Income (Loss)

30 September	2003	2002
(Loss) gain on derivatives	**$ (2.2)**	$ 2.9
Unrealized gain on investment	**19.7**	14.6
Minimum pension liability adjustment	**(317.5)**	(170.4)
Cumulative translation adjustments	**(267.2)**	(414.0)
	$(567.2)	$(566.9)

Other (Income) Expense, Net

	2003	2002	2001
Technology and royalty income	**$(15.1)**	$(13.4)	$(16.9)
Interest income	**(3.8)**	(4.9)	(6.2)
Foreign exchange	**(.8)**	(2.0)	—
Gain on sale of assets and investments	**(5.0)**	(9.6)	(.1)
Amortization of intangibles	**10.3**	3.8	19.4
Insurance settlements	**(3.6)**	(2.7)	(9.6)
Miscellaneous	**(8.5)**	(8.3)	(18.1)
	$(26.5)	$(37.1)	$(31.5)

Summary by Quarter

These tables summarize the unaudited results of operations for each quarter of 2003 and 2002:

	First	Second	Third	Fourth	Total
2003					
Sales	**$1,447.0**	**$1,578.1**	**$1,629.9**	**$1,642.3**	**$6,297.3**
Operating income	**196.5**	**179.0**	**40.0**[A]	**189.0**	**604.5**
Net income	**125.8**	**113.6**	**26.6**[A]	**131.3**	**397.3**
Basic earnings per common share	**.57**	**.52**	**.12**[A]	**.59**	**1.81**
Diluted earnings per common share	**.56**	**.51**	**.12**[A]	**.58**	**1.78**
Dividends per common share	**.21**	**.21**	**.23**	**.23**	**.88**
Market price per common share: high	**46.50**	**44.20**	**44.25**	**48.78**	
low	**40.34**	**36.97**	**40.72**	**40.50**	

[A] Included an expense of $152.7 ($96.6 after-tax, or $.43 per share) for the 2003 global cost reduction plan.

	First	Second	Third	Fourth	Total
2002					
Sales	$1,316.5	$1,312.7	$1,374.0	$1,398.0	$5,401.2
Operating income	184.2	154.8[A]	215.1	220.8	774.9
Net income	113.7	126.1[A][B]	141.3	144.3	525.4
Basic earnings per common share	.53	.58[A][B]	.65	.66	2.42
Diluted earnings per common share	.52	.57[A][B]	.63	.65	2.36
Dividends per common share	.20	.20	.21	.21	.82
Market price per common share: high	48.09	53.52	52.58	51.66	
low	36.15	43.30	45.59	40.00	

[A] Included an expense of $30.8 ($18.9 after-tax, or $.09 per share) for the 2002 global cost reduction plan.
[B] Included a gain of $55.7 ($25.7 after-tax, or $.12 per share) related to the sale of the U.S. packaged gas business.

20. Business Segment and Geographic Information

The company's segments are organized based on differences in products. The company has three operating segments consisting of Gases, Chemicals and Equipment.

Gases Segment

The company's Gases segment includes its industrial gases, healthcare, power generation and flue gas treatment businesses.

The company is a leading international supplier of industrial and specialty gas products. Principal products of the industrial gases business are oxygen, nitrogen, argon, hydrogen, carbon monoxide, carbon dioxide, synthesis gas and helium. The largest market segments are chemical processing, electronics, refining, metal production, food processing and medical gases. The company has its strongest industrial gas market positions in the United States and Europe.

The global healthcare business of the company is directed at two main markets: institutional and homecare. The institutional market uses medical gases in hospitals, clinics and nursing homes, as well as helium for use in magnetic resonance imaging. The homecare business involves the delivery of respiratory therapy services, infusion services and home medical equipment to patients in their homes in Europe, South America and the eastern United States.

The company constructed, operates and has approximately a 50% interest in power generation facilities in California, Rotterdam and Thailand. The company also constructed, operates and has a 50% interest in a flue gas treatment facility in Indiana.

Chemicals Segment

The company's Chemicals segment consists of businesses organized around two divisions: Performance Materials and Chemical Intermediates.

Principal products of Performance Materials are emulsions, specialty additives, polyurethane additives and epoxy additives. Principal Chemical Intermediates are amines and polyurethane intermediates. The end markets for the company's chemical products are extensive, including adhesive, textile, paper, building products, agriculture and furniture. Principal geographic markets for the company's chemical products are North America, Europe, Asia, Brazil and Mexico.

Equipment Segment

The Equipment segment designs and manufactures cryogenic and gas processing equipment for air separation, gas processing, natural gas liquefaction and hydrogen purification. The segment also designs and builds cryogenic transportation containers for liquid helium and systems for recovering gases using membrane technology. Equipment is sold worldwide to companies involved in chemical and petrochemical manufacturing, oil and gas recovery and processing, power generation and steel and primary metal production. Equipment is also manufactured for the company's industrial gas business. Another important market, particularly for air separation equipment, is the company's international industrial gas joint ventures.

Customers

The company has a large number of customers, and no single customer accounts for a significant portion of annual sales.

Accounting Policies

The accounting policies of the segments are the same as those described in Note 1. The company evaluates the performance of segments based upon reported segment operating income. Operating income of the business segments includes general corporate expenses. Corporate expenses not allocated to the segments, included in all other, are primarily long-term research and development. Intersegment sales are not material and are recorded at selling prices that approximate market prices. Equipment manufactured for the company's industrial gas business is generally transferred at cost and not reflected as an intersegment sale. Corporate assets not allocated to the segments are included in all other. These assets include cash and cash items, unallocated administrative facilities and certain deferred items. Long-lived assets include investment in net assets of and advances to equity affiliates, net plant and equipment, goodwill and intangibles.

Business segment information is shown below:

	Gases	Chemicals	Equipment	Segment Totals	All Other	Consolidated Totals
2003						
Revenues from external customers	**$4,438.3**	**$1,591.2**	**$267.8**	**$6,297.3**	**$ —**	**$6,297.3**
Operating income	**584.8**	**67.1**	**4.2**	**656.1**	**(51.6)**	**604.5**
Depreciation and amortization	**532.7**	**109.7**	**6.4**	**648.8**	**6.0**	**654.8**
Equity affiliates' income	**58.3**	**10.8**	**.2**	**69.3**	**15.1**	**84.4**
Segment assets:						
Identifiable assets	**7,097.3**	**1,478.1**	**171.4**	**8,746.8**	**131.6**	**8,878.4**
Investment in and advances to equity affiliates	**502.5**	**50.0**	**1.0**	**553.5**	**—**	**553.5**
Total segment assets	**7,599.8**	**1,528.1**	**172.4**	**9,300.3**	**131.6**	**9,431.9**
Expenditures for long-lived assets	**946.6**	**82.0**	**5.1**	**1,033.7**	**91.0**	**1,124.7**
2002						
Revenues from external customers	$3,673.9	$1,451.7	$275.6	$5,401.2	$ —	$5,401.2
Operating income	614.0	172.5	20.7	807.2	(32.3)	774.9
Depreciation and amortization	473.3	109.0	5.4	587.7	3.4	591.1
Equity affiliates' income	61.9	11.7	2.6	76.2	—	76.2
Gain on sale of U.S. packaged gas business	55.7	—	—	55.7	—	55.7
Segment assets:						
Identifiable assets	6,045.0	1,400.2	184.4	7,629.6	381.2	8,010.8
Investment in and advances to equity affiliates	427.9	53.9	2.4	484.2	—	484.2
Total segment assets	6,472.9	1,454.1	186.8	8,113.8	381.2	8,495.0
Expenditures for long-lived assets	625.5	49.4	6.4	681.3	108.0	789.3
2001						
Revenues from external customers	$4,084.6	$1,522.8	$250.4	$5,857.8	$ —	$5,857.8
Operating income	654.9	112.3	10.0	777.2	(31.8)	745.4
Depreciation and amortization	465.7	123.1	5.5	594.3	3.4	597.7
Equity affiliates' income	71.7	7.5	2.0	81.2	—	81.2
Gain on divestiture of interest in cogeneration facilities	101.6	—	—	101.6	—	101.6
Loss on early retirement of debt	—	—	—	—	(75.8)	(75.8)
Segment assets:						
Identifiable assets	5,886.6	1,386.0	185.4	7,458.0	126.6	7,584.6
Investment in and advances to equity affiliates	446.0	50.2	3.3	499.5	—	499.5
Total segment assets	6,332.6	1,436.2	188.7	7,957.5	126.6	8,084.1
Expenditures for long-lived assets	698.1	52.0	1.6	751.7	57.7	809.4

Geographic information is presented below:

	2003	2002	2001
Revenues from External Customers			
United States	**$3,630.6**	$3,301.9	$3,871.4
Canada	**96.1**	108.4	116.6
Total North America	**3,726.7**	3,410.3	3,988.0
United Kingdom	**499.3**	459.1	478.5
Spain	**365.8**	332.2	313.7
Other Europe	**925.0**	706.6	608.3
Total Europe	**1,790.1**	1,497.9	1,400.5
Asia	**648.4**	377.1	335.3
Latin America	**131.6**	115.6	133.7
All other	**.5**	.3	.3
Total	**$6,297.3**	$5,401.2	$5,857.8
Long-Lived Assets			
United States	**$3,529.8**	$3,187.8	$3,389.7
Canada	**52.3**	78.1	87.8
Total North America	**3,582.1**	3,265.9	3,477.5
United Kingdom	**432.2**	475.5	452.6
Spain	**491.0**	405.8	371.1
Other Europe	**1,180.3**	987.7	829.8
Total Europe	**2,103.5**	1,869.0	1,653.5
Asia	**1,084.0**	993.1	680.9
Latin America	**195.3**	202.2	210.9
All other	**55.6**	33.8	35.8
Total	**$7,020.5**	$6,364.0	$6,058.6

Note: Geographic information is based on country of origin. Included in United States revenues are export sales to unconsolidated customers of $497.2 in 2003, $532.7 in 2002 and $602.3 in 2001. The Other Europe segment operates principally in Belgium, France, Germany and the Netherlands. The Asia segment operates principally in China, Japan, Korea and Taiwan.

Five-Year Summary of Selected Financial Data

(millions of dollars, except per share)		**2003**	2002	2001	2000	1999
Operating Results						
Sales		**$6,297**	$5,401	$5,858	$5,610	$5,161
Cost of sales		**4,613**	3,816	4,216	3,947	3,627
Selling and administrative		**833**	704	699	689	673
Research and development		**121**	120	122	123	122
Global cost reduction plans, net		**153**	23	107	55	34
Operating income		**605**	775	745	831	725
Equity affiliates' income		**84**	76	81	88	62
Interest expense		**124**	122	191	197	159
Income tax provision (benefit)		**147**	241	191	(14)	203
Net income		**397**	525	466	124	451
Basic earnings per common share		**1.81**	2.42	2.17	.58	2.12
Diluted earnings per common share		**1.78**	2.36	2.12	.57	2.09
Year-End Financial Position						
Plant and equipment, at cost		**$11,723**	$10,880	$10,227	$10,311	$10,188
Total assets		**9,432**	8,495	8,084	8,271	8,236
Working capital		**487**	653	332	430	(75)
Total debt[A]		**2,511**	2,385	2,478	3,045	2,842
Shareholders' equity		**3,783**	3,460	3,106	2,821	2,962
Financial Ratios						
Return on sales		**6.3%**	9.7%	7.9%	2.2%	8.7%
Return on average shareholders' equity		**10.9%**	15.9%	15.8%	4.3%	16.1%
Total debt to sum of total debt, shareholders' equity and minority interest[A]		**38.7%**	39.6%	43.5%	50.9%	47.9%
Cash provided by operations to average total debt		**42.8%**	46.0%	37.8%	37.5%	39.5%
Interest coverage ratio		**5.4**	6.9	4.3	1.5	4.6
Other Data						
For the year:	Depreciation	**$640**	$581	$573	$576	$527
	Capital expenditures[B]	**1,171**	806	806	973	1,108
	Cash dividends per common share	**.88**	.82	.78	.74	.70
	Market price range per common share	**49–36**	54–36	49–30	39–23	49–27
	Weighted average common shares outstanding (in millions)	**220**	217	215	213	212
	Weighted average common shares outstanding assuming dilution (in millions)	**224**	223	219	216	216
At year end:	Book value per common share	**17.08**	15.83	14.41	13.17	13.90
	Shareholders	**11,100**	11,100	11,200	11,400	11,900
	Employees	**18,500**	17,200	17,800	17,500	17,400

[A] Total debt includes long-term debt, current portion of long-term debt, and short-term borrowings as of the end of the year.

[B] Capital expenditures include additions to plant and equipment, investment in and advances to unconsolidated affiliates, acquisitions (including long-term debt assumed in acquisitions) and capital lease additions.

shareholder information

Common Stock Information

Ticker Symbol: APD
Exchange Listings: New York Stock Exchange and Pacific Exchange, Inc.

Transfer Agent and Registrar:
American Stock Transfer and Trust Company
59 Maiden Lane, New York, NY 10038
Telephone: 800-937-5449
Internet: www.amstock.com
E-mail: info@amstock.com

Publications for Shareholders

In addition to this Annual Report, Air Products informs shareholders about company news through:

Notice of Annual Meeting and Proxy Statement – mailed to shareholders in mid-December and available electronically on our Web site at www.airproducts.com/invest/.

Form 10-K Report – filed annually with the Securities and Exchange Commission in mid-December.

Earnings Information – shareholders and investors can obtain copies of earnings releases, Annual Reports, 10-Ks and news releases by dialing 800-AIR-6525. Shareholders and investors can also register for e-mail updates on our Web site.

Dividend Policy

Dividends on Air Products' common stock are declared by the board of directors and, when declared, usually will be paid during the sixth week after the close of the fiscal quarter. It is the company's objective to pay dividends consistent with the reinvestment of earnings necessary for long-term growth.

Direct Investment Program

Current shareholders and new investors can conveniently and economically purchase shares of Air Products' common stock and reinvest cash dividends through American Stock Transfer and Trust Company. Registered shareholders can purchase shares on American Stock Transfer and Trust's Web site, www.investpower.com. New investors can obtain information on the Web site or by calling 877-322-4941 or 718-921-8200.

Annual Meeting

The annual meeting of shareholders will be held on Thursday, January 22, 2004, 2:00 p.m., at Cedar Crest College, Allentown, Pennsylvania.

2003 Quarterly Stock Information

	HIGH	LOW	CLOSE	DIVIDEND
First	$46.50	$40.34	$42.75	$.21
Second	44.20	36.97	41.43	.21
Third	44.25	40.72	41.60	.23
Fourth	48.78	40.50	45.10	.23
				$.88

2002 Quarterly Stock Information

	HIGH	LOW	CLOSE	DIVIDEND
First	$48.09	$36.15	$46.91	$.20
Second	53.52	43.30	51.65	.20
Third	52.58	45.59	50.47	.21
Fourth	51.66	40.00	42.01	.21
				$.82

Terminology

The term Air Products and Chemicals, Inc., as used in this Report, refers solely to the Delaware corporation of that name. The use of such terms as Air Products, company, division, organization, we, us, our and its, when referring to either Air Products and Chemicals, Inc. and its consolidated subsidiaries or to its subsidiaries and affiliates, either individually or collectively, is only for convenience and is not intended to describe legal relationships. Significant subsidiaries are listed as an exhibit to the Form 10-K Report filed by Air Products and Chemicals, Inc. with the Securities and Exchange Commission. Groups, divisions or other business segments of Air Products and Chemicals, Inc. described in this Report are not corporate entities.

Additional Information

The forward-looking statements contained in this Report are qualified by reference to the section entitled "Forward-Looking Statements" on page 42 of the Financial Review.

Online Delivery of Annual Meeting Material

Shareholders are encouraged to save Air Products future postage and printing expense by consenting to receive future Annual Reports and proxy statements online. Most shareholders will be given the opportunity to consent to future Internet delivery when they vote their proxy or give voting instructions.

Acknowledgments

Design and Production: Visual Communications
Writer/Project Manager: Katie McDonald, manager, Financial Communications
Photography: Ted Anderson, Blackstar, Peter Ginter, Michael Heffernan, Jack Lerch and Alvaro Bujons Sampere
Printing: Sandy Alexander, Inc., Clifton, New Jersey

Printed on Recycled Paper

Corporate Headquarters

Air Products and Chemicals, Inc.
7201 Hamilton Boulevard
Allentown, PA 18195-1501
USA
Tel 610-481-4911
Fax 610-481-5900

Shareholder Information Service

Tel 800-AIR-6525

Corporate Secretary's Office

Tel 610-481-7067

Investor Relations Office

Alexander W. Masetti, Director
Tel 610-481-5775

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